 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1998
                                            REGISTRATION STATEMENT NO. 333-53419

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                            AMENDMENT NO. 6 TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                          MERKERT AMERICAN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                   5141-02                 04-3411833
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                                --------------
                              490 TURNPIKE STREET
                          CANTON, MASSACHUSETTS 02021
                                 (781) 828-4800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                JAMES L. MONROE
                                   PRESIDENT
                          MERKERT AMERICAN CORPORATION
                              490 TURNPIKE STREET
                          CANTON, MASSACHUSETTS 02021
                                 (781) 828-4800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------
                                   COPIES TO:

                                                ROBERT EVANS III, ESQ.
         STUART M. CABLE, P.C.                   SHEARMAN & STERLING
      GOODWIN, PROCTER & HOAR LLP                599 LEXINGTON AVENUE
            EXCHANGE PLACE                  NEW YORK, NEW YORK 10022-6069
   BOSTON, MASSACHUSETTS 02109-2881                 (212) 848-4000
            (617) 570-1000

                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF        AMOUNT              MAXIMUM             MAXIMUM            AMOUNT OF
    SECURITIES TO BE            TO BE          OFFERING PRICE         AGGREGATE       REGISTRATION FEE
       REGISTERED            REGISTERED           PER SHARE      OFFERING PRICE (1)          (2)
------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share.......       5,060,000            $16.00            $80,960,000           $22,507
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933, as amended.
(2) Previously paid in connection with the filing of this Registration
    Statement on May 22, 1998 and the filing of Amendment No. 3 to this Registration Statement on July 20, 1998 by the payment of an aggregate amount of $42,916.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TOBUY NOR SHALL THERE BE ANY SALE OF THESE       +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED DECEMBER 10, 1998



                                4,400,000 SHARES
                          Merkert American Corporation
[LOGO OF MERKERT AMERICAN CORPORATION APPEARS HERE]

                                  COMMON STOCK

  All of the 4,400,000 shares of Common Stock offered hereby (the "Offering") are being sold by Merkert American Corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. For a discussion relating to factors to be considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the Nasdaq National Market, subject to notice of issuance, under the symbol "MERK."

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNT(1)  COMPANY(2)
                                              --------  ------------ -----------
Per Share.................................     $           $           $
Total(3)..................................   $           $           $

------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $2,500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 660,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $  , $   and $  ,
    respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts on
or about      , 1998.

Wheat First Union
                      Cleary Gull Reiland & McDevitt Inc.
                                                      Scott & Stringfellow, Inc.

                  The date of this Prospectus is      , 1998.

    [Map of United States showing territory covered by the Company and the location of the Company's facilities]


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  Unless the context otherwise requires, all references to the "Company" herein mean Merkert American Corporation, a Delaware corporation, together with Merkert Enterprises, Inc., a Massachusetts corporation ("Merkert"), and Rogers-American Company, Inc., a North Carolina corporation ("Rogers"), after consummation of the Combination (as defined herein). References to the Company's business prior to the Combination mean the business of each of Merkert and Rogers, including each of their respective subsidiaries. Prior to May 29, 1998, the Company operated under the name Monroe, Inc. See "The Combination."

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information in this Prospectus
(a) has been adjusted to give effect to the Combination, (b) assumes payment prior to the consummation of the Combination and the Offering of a stock dividend of 729.9074 shares of Common Stock and 186.50 shares of Restricted Common Stock (as defined herein) in respect of each issued and outstanding share of Common Stock, (c) assumes an initial public offering price of $15.00 per share, (d) assumes no exercise of the Underwriters' over-allotment option and (e) does not include shares issuable upon exercise of outstanding options or reserved for issuance pursuant to the Company's stock option and incentive plan. See "The Combination," "Management--1998 Stock Option and Incentive Plan," and "Underwriting."

                                  THE COMPANY

  The Company was organized in March 1998 to create a leading food brokerage firm providing outsourced sales, merchandising and marketing services to manufacturers, suppliers and producers of food products and consumer goods ("Manufacturers"). The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with retailers and wholesalers ("Retailers"). The Company's principal source of revenues is commissions that it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  The Company has long-standing relationships with many of its Manufacturers, including Dean Foods/Birds Eye (41 years), H.J. Heinz (24 years), Minute Maid (44 years), Ocean Spray (29 years) and Pillsbury (19 years). Key Retailer relationships include C&S Wholesale Grocers, Inc., Food Lion Supermarkets, Hannaford Brothers, Kroger, Publix Supermarkets, Royal Ahold (including Stop & Shop, Bi-Lo and Giant Food), Safeway, Wakefern (Shop Rite) and Winn-Dixie. The Company represents more than 750 Manufacturers and more than 70,000 food and non-food stock-keeping units ("SKUs"), and does business with key Retailers in 22 states.

  Since 1994, Rogers and Merkert have acquired and integrated 21 companies, successfully adding coverage of new geographic markets and expanding representation of Manufacturers' product offerings within existing markets. The Company's strategic acquisition plan includes the selection, acquisition and management of businesses in brokerage market segments, including the retail food brokerage, food service brokerage and private label brokerage market segments.

  The Company will be the first publicly held food broker in the United States. The Company is the only food broker with comprehensive geographic coverage of the eastern United States and the capability to provide service to that region's largest Retailers. The eastern United States is the most highly concentrated retail store region in the United States and represents approximately 43% of national food store sales. The Company has 30 offices servicing Retailers in 22 states. In 1997, the Company had pro forma combined revenue of approximately $230.4 million and pro forma combined net income of approximately $0.1 million.

  Simultaneously with the consummation of the Offering, the Company will purchase in separate transactions (collectively, the "Combination") all of the issued and outstanding capital stock of Merkert and Rogers. To date, the Company has conducted operations only in connection with the Offering and the Combination. See "Certain Transactions--Organization of the Company" and "The Combination."

                               INDUSTRY OVERVIEW

  The Company estimates, based on information published by industry sources, that the food brokerage industry in the United States had annual commission revenues of approximately $6 billion in 1997. A portion of such revenues were earned in connection with retail merchandising activities. According to industry sources, the retail merchandising industry in the United States had annual revenues of approximately $11.7 billion (exclusive of retail merchandising revenues in the food brokerage industry) in 1997. Food brokers serve Manufacturers, Retailers and food service providers. Retail food brokers represent approximately 3,200 Manufacturers that sell to approximately 128,000 grocery stores, including chain and independent supermarkets, convenience stores, wholesale clubs and other stores ("Grocery Stores") and more than 700 wholesalers nationwide. The industry includes three types of food brokers, as follows:

  Retail Food Brokers. Manufacturers of branded food and non-food products use retail food brokers as a cost effective alternative to a direct sales force and rely on retail food brokers to provide local market penetration, integrated brand and category-management and access to local merchandising data. When a broker provides full services to a Manufacturer in connection with the sale of its products to Retailers, the commission earned is generally 3% of the Manufacturer's net sales to such Retailers. Retail food brokers typically perform two types of services on behalf of Manufacturers: headquarters functions and retail store functions.

  Headquarters functions include services provided to both Manufacturers and Retailers at the headquarters level. Retail food brokers conduct business development activities, including sales calls and new product introductions to Retailers, on behalf of Manufacturers. Retail food brokers also assist Manufacturers in developing, reviewing and executing annual marketing plans. Other headquarters services include order management, supervision of shelf space management, coordination of Manufacturers' promotional spending, and facilitating the resolution of billing issues between Manufacturers and Retailers. In connection with the implementation of category management at the Retailers' headquarters level, retail food brokers assist Retailers by gathering and analyzing demographic, consumer, and store sales information utilized in the management of product categories as strategic business units.

  Retail store functions generally include execution of sales plans for Manufacturers' products at the store level by assisting in merchandising, shelf and display management, new store set-ups, implementation of promotional plans, and placement of point-of-sale coupons, signs and other information. Retail food brokers also assist Retailers with coupon and advertising programs, quality assurance and technical training (primarily in relation to prepared foods). In addition, retail food brokers assist Retailers and Manufacturers in the collection, analysis and application of retail sales data.

  The retail food brokerage industry has been growing as food brokers represent an increasing percentage of the volume of all commodities (the "ACV") sold through Grocery Stores. In 1997, the percentage of ACV sold through Grocery Stores was approximately 55% compared to 45% in 1985. According to Progressive Grocer, Grocery Store revenues, of which an increasing portion is represented by food brokers, are generally not materially adversely affected by economic downturns and have grown from approximately $292 billion in 1985 to $436 billion in 1997.

  The Company believes that the retail food brokerage industry is highly fragmented and is experiencing significant consolidation. In the past 10 years, the number of food brokerage firms has decreased from 2,500 to 1,000, while the number of sales representatives employed by such firms increased from 35,000 to 42,000. There are five multi-regional food brokerage firms, including the Company, each with an approximately 3% market share. In total, there are approximately 12 large regional food brokerage firms in the United States. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or by deferring the payment of a portion of the purchase price.

  The Company believes that the consolidation of food brokers is primarily the result of a desire by Manufacturers and Retailers to manage their businesses more efficiently and effectively by reducing the number of brokers they interact with in a given region. Additionally, management believes that consolidation within the food brokerage industry is being driven, in part, by the consolidation of Retailers and Manufacturers and the increasing demand for the application of more sophisticated information technology on the part of food brokers.

  Private Label Food Brokers. Private label food brokers work with Manufacturers to develop and manage private label programs on behalf of Retailers. A food broker's responsibilities in connection with a private label program may include procurement and inventory management and in-store delivery of private label products. The private label segment has been a substantial growth segment for Retailers in recent years.

  Food Service Brokers. Food service providers include operators of restaurants, school and hospital cafeterias and other similar establishments. The food service business also includes prepared meals sold at convenience stores. Food brokers sell Manufacturers' products to food service providers through a number of means, including headquarters sales calls and the representation of Manufacturers' products at trade shows. The food service segment of the industry has experienced significant growth in recent years as an increasing percentage of consumer spending for food in the United States has shifted to meals away from home.

                               BUSINESS STRATEGY

  The Company's objective is to become one of the leading national providers of outsourced sales, merchandising and marketing services to Manufacturers, Retailers and food service providers throughout the United States. The Company's business strategy comprises the following key elements:

  Expand Current and Develop New Manufacturer Relationships. The Company seeks to increase its representation of existing Manufacturers' product lines by representing Manufacturers' products in new geographic markets and non-supermarket trade channels, including mass merchandisers, food service providers, membership warehouses, drug stores and convenience stores. The Company also seeks to increase the range of products it represents on behalf of the Manufacturers it currently serves and enter into new relationships with Manufacturers.

  Provide Effective Marketing Support and Valuable Category Management Technology. The Company's marketing expertise and information technology system allow it to utilize local demographic information and information about retail store level conditions to understand consumer purchasing preferences in local markets. As a result, the Company is able to develop and implement targeted consumer sales promotions for its Manufacturers' products. The Company also deploys category analysts who use local sales data to assist Retailers with shelf schematics, category layouts and total store space management.

  Growth Through Strategic Acquisitions. The Company intends to pursue strategic acquisitions in the food brokerage industry. Since 1994, Merkert and Rogers have acquired and integrated 21 companies, successfully adding coverage of new geographic markets and expanding representation of Manufacturers' product offerings in existing markets. The Company's plans include the selection, acquisition and management of businesses in the retail, food service and private label segments of the brokerage market. The Company believes that its acquisition strategy will enable it to strengthen its market presence, increase economies of scale and improve operating efficiencies.

  Increase Private Label Brokerage. The Company has a division that specializes in the development, procurement and inventory management of private label frozen products, including fruits, vegetables and other products on behalf of certain Retailers. The Company's private label division currently works in conjunction with Retailers such as A&P, Price Chopper, Publix and Royal Ahold (including Stop & Shop, Bi-Lo and Giant Food). The increasing geographic coverage of the Company will provide it with the opportunity to offer private label services to more Retailers and retail locations.

                                COMPANY HISTORY

  To date, the Company has conducted operations only in connection with the Combination and the Offering and will purchase all of the issued and outstanding capital stock of Merkert and Rogers in the Combination.

  Merkert Enterprises, Inc., one of the entities to be acquired in the Combination, has operated as a food broker in the northeastern and mid-Atlantic regions of the United States since 1950. In 1997, Merkert Enterprises, Inc. had total revenues of approximately $147.4 million and net losses of $3.4 million. For the first nine months of 1998, Merkert Enterprises, Inc. had total revenues of $100.5 million and net losses of $6.3 million. The principal source (71%) of the 1997 total revenues at Merkert Enterprises, Inc. was commissions it received from Manufacturers. Merkert Enterprises, Inc. also manages private label programs on behalf of selected Retailers. Merkert Enterprises, Inc. has grown its revenues both through internally generated growth and through acquisitions, having acquired and integrated six smaller food brokers since 1994. Merkert Enterprises, Inc. financed such acquisitions, in part, with debt and/or by deferring the payment of a portion of the purchase price. A portion of the $72 million net available borrowings under the Company's Credit Facility (as defined herein) will be used to repay certain of such acquisition-related obligations of Merkert Enterprises, Inc. Primarily as a result of such obligations, as well as a substantial tax liability, Merkert Enterprises, Inc. has experienced losses and a working capital deficit in recent years. The stockholders of Merkert Enterprises, Inc. have agreed to pay such tax liability from cash otherwise payable to them in connection with the Combination. After giving effect to the Offering and the expected application of the net proceeds therefrom and the use of the proceeds of the $50 million Term Loan (as defined herein) and a portion of the $25 million Revolving Credit (as defined herein) under the Credit Facility, the Company will have a working capital deficit of approximately $(3.7) million. See "Risk Factors--Merkert Enterprises, Inc.- History of Losses," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-- Merkert," "--Liquidity and Capital Resources--Merkert" and "--Combined Liquidity and Capital Resources Following the Combination."

  Rogers has operated as a food broker in the southeastern region of the United States since 1934. In 1997, Rogers had total revenues of approximately $83.0 million and net income of $1.5 million. For the first nine months of 1998, Rogers had total revenues of $62.6 million and net income of $412,000. All of Rogers' 1997 revenues were derived from commissions it received from Manufacturers. Rogers has grown its revenues both through internally generated growth and through acquisitions, having acquired and integrated 15 smaller food brokers since 1994. Rogers financed such acquisitions, in part, with debt and/or by deferring the payment of a portion of the purchase price. A portion of the net available borrowings under the Credit Facility will be used to repay certain of such acquisition-related obligations of Rogers. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

  The Company is a Delaware corporation with its executive offices located at 490 Turnpike Street, Canton, Massachusetts 02021. The Company's telephone number is (781) 828-4800.

                                  THE OFFERING

 Common Stock offered by the Company..... 4,400,000 shares.
 Common Stock to be outstanding after the
  Offering(1)(2)......................... 7,218,000 shares.
 Use of proceeds......................... The net proceeds to be received by the Company in the Offering together
                                          with amounts available under the
                                          Company's $75 million Credit Facility
                                          (which is comprised of a $50 million
                                          Term Loan and a $25 million Revolving
                                          Credit)(as defined herein) will be
                                          used to finance the cash portion of
                                          the consideration to be paid in the
                                          Combination, to repay certain
                                          indebtedness of Merkert and Rogers,
                                          to fund buyouts of certain
                                          obligations of Merkert and Rogers to
                                          make payments to sellers of
                                          previously acquired businesses, to
                                          repay a note payable to Monroe &
                                          Company II, LLC which is attributable
                                          to certain of the Company's expenses,
                                          to fund buyouts of employment
                                          arrangements of departing executives
                                          of Merkert as well as buyouts of
                                          certain consulting arrangements, and
                                          to pay expenses incurred by the
                                          Company and each of Merkert and
                                          Rogers and their respective
                                          stockholders in connection with the
                                          Combination. See "Use of Proceeds."
 Nasdaq National Market symbol........... MERK.

--------
(1) Includes 1,166,667 shares of Common Stock to be issued to the stockholders of Merkert in connection with the Combination. Excludes (i) 245,000 shares of Common Stock issuable upon exercise of outstanding stock options granted pursuant to the Company's Amended and Restated 1998 Stock Option and Incentive Plan (the "1998 Stock Plan"), (ii) options to purchase 65,000 shares of Common Stock to be granted to the Company's independent directors upon consummation of the Offering, (iii) options to purchase 347,000 shares of Common Stock to be granted to employees of the Company upon consummation of the Offering and (iv) 281,340 shares of Common Stock available for future grants under the 1998 Stock Plan. See "Management--1998 Stock Option and Incentive Plan." At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, and employees of the Company and certain distributors, dealers, business associates and related persons. See "Underwriting."

(2) Includes 1,657,319 shares of Common Stock held by Monroe & Company II, LLC, Gerald R. Leonard and certain trusts for the benefit of members of Mr. Leonard's family, 335,700 of which are shares of Restricted Common Stock. Each share of Restricted Common Stock is entitled to 1/10th of one vote on all matters submitted to the stockholders of the Company. Each share of Restricted Common Stock is convertible into one share of Common Stock under certain circumstances. See "Description of Capital Stock--Authorized and Outstanding Capital Stock."

                                  RISK FACTORS

  Purchasers of Common Stock in the Offering should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  The Company has conducted operations to date only in connection with the Combination and the Offering, and will purchase Merkert and Rogers simultaneously with and as a condition to the consummation of the Offering. For financial statement presentation purposes, the Company has been designated as the accounting acquiror. The following table presents summary pro forma combined financial data of the Company, as adjusted for: (i) the consummation of the Combination; (ii) certain pro forma adjustments to the historical financial statements of Merkert and Rogers; and (iii) the consummation of the Offering and the application of the net proceeds therefrom and the application of the borrowings available from the Term Loan and a portion of the amounts available under the Revolving Credit portion of the Company's Credit Facility. The unaudited pro forma combined financial data set forth below do not purport to represent the Company's combined results of operations or financial position for any future period. The summary combined financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Unaudited Pro Forma Combined Financial Statements and the Notes thereto and the Merkert and Rogers financial statements and the Notes thereto included elsewhere in this Prospectus.

                                              YEAR ENDED         NINE MONTHS
                                             DECEMBER 31,    ENDED SEPTEMBER 30,
                                                 1997               1998
                                             ------------    -------------------
                                              PRO FORMA           PRO FORMA
                                             ------------    -------------------
  STATEMENT OF OPERATIONS DATA (1)(2)(3)
  Sales....................................   $   43,105         $   31,511
  Commissions..............................      187,259            131,577
                                              ----------         ----------
  Revenues.................................      230,364            163,088
  Cost of sales............................       39,027             28,721
  Selling, general and administrative
   expense.................................      178,133 (2)        126,783 (2)
  Restructuring expense....................          --                 --
  Depreciation and amortization(4).........        5,390              4,042
                                              ----------         ----------
  Operating income.........................        7,814              3,542
  Interest expense(5)......................        6,393              4,644
  Other (income) expense, net..............          (79)               532
                                              ----------         ----------
  Income (loss) before income taxes........        1,500             (1,634)
  Net income (loss)........................   $       91         $   (1,655)
                                              ==========         ==========
  Basic net income (loss) per share........   $     0.01         $    (0.23)
                                              ==========         ==========
  Shares used in computing net basic income
   (loss)
   per share(6)............................    7,218,000          7,218,000
                                              ==========         ==========
  Diluted income (loss) per share..........         0.01              (0.23)
                                              ==========         ==========
  Shares and potential dilutive securities
   used in computing diluted income (loss)
   per share...............................    7,230,250          7,218,000
                                              ==========         ==========
  OTHER FINANCIAL DATA:
  EBITDA(7)................................   $   13,204         $    7,584
                                              ==========         ==========
                                                 AS OF SEPTEMBER 30, 1998
                                             -----------------------------------
                                              PRO FORMA
                                             COMBINED(8)       AS ADJUSTED(9)
                                             ------------    -------------------
  BALANCE SHEET DATA
  Working capital (deficit)................   $  (79,511)        $   (3,681)
  Total assets.............................      170,526            172,571
  Total long-term debt, net of current
   portion.................................       41,925             61,075
  Stockholders' equity.....................       14,875             73,755

                                                     Footnotes on following page

            FOOTNOTES FOR SUMMARY PRO FORMA COMBINED FINANCIAL DATA

(1) The Summary Pro Forma Combined Financial Data (other than the Pro Forma Summary Balance Sheet Data) assume that the Combination and the Offering took place on January 1, 1997 and are not necessarily indicative of the results the Company would have obtained had these events actually occurred on that date or of the Company's future results.
(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Integration Activities" for a discussion of the effect of the recent integration activities of Merkert and Rogers on the Company's Pro Forma Statement of Operations Data.
(3) Includes the adjustment to record the income tax provision after considering the non-deductibility of goodwill.
(4) Includes $3,300 for the year ended December 31, 1997 and $2,475 for the nine months ended September 30, 1998 of amortization of goodwill and other intangibles to be recorded as a result of the Combination computed on the basis described in the Notes to Unaudited Pro Forma Combined Financial Statements.
(5) Includes pro forma interest expense of $4,500 for the 12 months ended December 31, 1997 and $3,375 for the nine months ended September 30, 1998 associated with the Term Loan being obtained at the closing of the Combination and the Offering.
(6) Includes (i) shares to be issued in the Combination to stockholders of Merkert, (ii) shares issued to the management of and consultants to the Company, and (iii) the 4,400,000 shares to be sold in this Offering. In addition, shares and potential dilutive securities used in computing diluted earnings per share include the dilutive effect of currently outstanding options to purchase shares of Common Stock.
(7) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company's ability to service debt, to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(8) The Summary Pro Forma Combined Balance Sheet Data assume that the Combination was consummated on September 30, 1998.

(9) Adjusted for the sale of 4,400,000 shares of Common Stock offered hereby and the expected application of the net proceeds therefrom and the expected application of the Term Loan and a portion of the amounts available under the Revolving Credit portion of the Company's Credit Facility. See "Use of Proceeds."

            SUMMARY INDIVIDUAL FINANCIAL DATA FOR MERKERT AND ROGERS
                             (DOLLARS IN THOUSANDS)

  The following table presents summary financial data for each of Merkert and Rogers for each of the three years ended December 31, 1995, 1996 and 1997 and the nine month periods ended September 30, 1997 and 1998 and has not been adjusted to reflect the Combination or the related changes that are reflected in the Summary Pro Forma Combined Financial Data. See the Unaudited Pro Forma Combined Financial Statements and the Notes thereto and the Merkert and Rogers financial statements and the Notes thereto included elsewhere in this Prospectus.

                                          YEAR ENDED         NINE MONTHS ENDED
                                         DECEMBER 31,          SEPTEMBER 30,
                                  -------------------------- ------------------
                                    1995     1996     1997     1997      1998
                                  -------- -------- -------- --------  --------
                                                                (UNAUDITED)
MERKERT
  Commissions.................... $ 73,336 $ 80,661 $104,274 $ 78,690  $ 68,993
  Sales..........................   49,233   44,916   43,105   31,495    31,511
                                  -------- -------- -------- --------  --------
  Revenues.......................  122,569  125,577  147,379  110,185   100,504
  Operating income (loss)(1).....    2,434      633    1,373   (2,704)   (2,126)
OTHER FINANCIAL DATA
  EBITDA(1)(2)...................    4,566    3,080    5,857      738     1,289
ROGERS
  Commissions.................... $ 47,496 $ 63,311 $ 82,985 $ 62,625  $ 62,584
  Operating income...............    3,149      107    4,085    3,092     2,817
OTHER FINANCIAL DATA
  EBITDA(2)......................    4,222    1,753    6,601    4,897     4,704

--------
(1) Includes restructuring charges of $2,303 for the first nine months of 1998.
(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company's ability to service debt, to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                                 RISK FACTORS

  The following factors should be carefully considered, together with the other information in this Prospectus, in evaluating an investment in the Company. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those risk factors set forth below as well as those factors discussed elsewhere in this Prospectus.

ABSENCE OF COMBINED OPERATING HISTORY; RISKS OF INTEGRATION

  To date, Merkert and Rogers have operated independently of one another. The Company intends to operate Merkert and Rogers and any subsequently acquired businesses on a cohesive, but locally oriented, basis. If proper overall business incentives and controls are not implemented, this locally oriented operating strategy could result in inconsistent operating and financial practices and the Company's overall profitability could be adversely affected. The integration of Merkert and Rogers may involve unforeseen difficulties and costs and may require a disproportionate amount of management's attention and of the Company's financial and other resources. Of the total estimated integration costs of $11.1 million, approximately $3.3 million have been or will be paid by Merkert and Rogers prior to the closing of the Offering, approximately $4.0 million will be paid with a portion of the proceeds from the Offering and the remainder will be paid subsequent to the Offering. The failure of the Company to integrate successfully the operations of Merkert and Rogers and any subsequently acquired businesses could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management" and "Business--Business Strategy." Currently, the Company has no centralized financial reporting system and initially will rely on the existing reporting systems of each of Merkert and Rogers. Merkert and Rogers offer different services, use different capabilities and technologies, target different clients and have different management styles. Although the Company believes that there are substantial opportunities to cross-market and integrate the businesses of Merkert and Rogers, these differences increase the risk inherent in the integration of the two companies. There can be no assurance that the Company will be able to integrate successfully the operations of Merkert and Rogers or that the expense of such integration program will not exceed management's expectations or that the Company will be able to institute the necessary Company-wide systems and procedures to manage successfully the combined enterprise on a profitable basis or to implement the Company's business and growth strategies.

IMPLEMENTATION OF ACQUISITION STRATEGY; RISKS RELATED TO GROWTH STRATEGY

  One of the Company's strategies is to increase its revenues and the markets it serves through the acquisition of additional food brokerage companies. The Company expects to spend significant time and effort in expanding its existing business and identifying, completing and integrating acquisitions. Moreover, the Company expects to face competition for acquisition candidates which may limit the number of acquisition opportunities available to the Company and may result in higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will achieve sales and profitability that justify the investment therein. The Company's inability to identify appropriate acquisition candidates, to acquire such candidates at prices acceptable to the Company or to manage such acquired businesses profitably could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results, Manufacturer representation conflicts, diversion of management's attention, dependence on retention, hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has identified two food brokers which operate in areas contiguous to the Company's current operations (one located in the Midwest and one in the Southeast) and which the Company believes may satisfy its criteria for strategic acquisitions. The Company has been engaged in preliminary discussions with each of these entities regarding such possible acquisitions. In the event that the Company acquires either or both of such entities, the transaction or transactions may be financed with amounts made available for such purpose under the Revolving Credit upon the consent of the Credit Facility lenders. In addition, the Company has engaged in preliminary acquisition discussions with certain large regional or multi-regional food brokers in connection with the implementation of the Company's strategy to become a national food broker. There can be no assurance that the Company will enter into an agreement with respect to any of such acquisitions or as to the terms of any agreement relating thereto. Further, there can be no assurance that, if any such acquisition is consummated, the Company will be able to integrate successfully any of such entities into its operations or to operate any acquired business or businesses profitably.

  The Company currently intends to finance future acquisitions by using cash, Common Stock, borrowings under the Revolving Credit (as defined herein) portion of the Credit Facility (subject to the approval of its lenders), or debt or equity financings. There can be no assurance that the Company will be able to obtain such debt or equity financing if and when it is needed or that, if available, such financing will be on terms acceptable to the Company. Any debt financing will result in additional leverage and any further equity financing may result in dilution to the Company's stockholders. In the event that the Company does not have sufficient cash resources, or if the Common Stock does not maintain a sufficient valuation, or if potential acquisition candidates are unwilling to accept shares of Common Stock as consideration, the Company may be unable to implement its acquisition strategy. The Company is obligated to make payments to the sellers of certain businesses acquired by Merkert and Rogers, some of which are payable only in the event that the earnings attributable to any of such businesses exceed specific thresholds determined at the time of acquisition. The Company may incur similar obligations with respect to acquisitions completed after the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Business Strategy."

  The Company's growth strategy includes broadening its service and product offerings, implementing an aggressive marketing plan, and deploying leading technologies. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management can be identified and retained by the Company. The inability of the Company to manage its growth or recruit and retain additional qualified management could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Management."

  There can be no assurance that the Company's growth strategy will be successful or that the Company will be able to generate cash flow sufficient to fund its operations and to support internal growth. The Company's inability to achieve internal earnings growth or otherwise execute its growth strategy could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy."

MATERIALITY AND ACCOUNTING TREATMENT OF GOODWILL

  The Company's balance sheet immediately following the Offering and consummation of the Combination will include an amount designated as "goodwill" that represents approximately 69% of assets and approximately 162% of stockholders' equity.

  Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require that goodwill and all other intangible assets be amortized over the period benefited. Management has determined this amortization period to be 40 years. If management used a 40-year amortization period for goodwill or any other material intangible asset having an actual benefit period of less than 40 years, earnings reported in periods following the acquisition of such goodwill or intangible asset would be overstated. If the amortization period used by management is longer than the related benefit period, in later years the Company would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the consideration paid for the business. In addition, earnings in later years could also be significantly affected if management determined then that the remaining balance of goodwill was impaired. Management has concluded that the anticipated future cash flows associated with intangible assets recognized in the Combination will continue for 40 years and that there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. See the Unaudited Pro Forma Combined Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

  The Financial Accounting Standards Board (the "FASB") has undertaken a project to comprehensively reconsider the accounting standards for business combinations. In connection with this project, the FASB may consider such issues as the accounting for goodwill including its amortization periods. The Company is presently unable to determine what the results, if any, of this project may be.

MERKERT ENTERPRISES, INC.-- HISTORY OF LOSSES

  One of the companies to be acquired in the Combination, Merkert Enterprises, Inc., incurred a net loss in each of the three years ended December 31, 1995, 1996 and 1997 and in the nine months ended September 30, 1998. In addition, Merkert Enterprises, Inc.'s cash flow from operations and available borrowings has been insufficient to satisfy its capital requirements, which are principally to fund obligations to sellers in connection with previous acquisitions, working capital and income taxes payable. As of September 30, 1998, Merkert was not in compliance with certain financial convenants under its revolving line of credit agreement and was in default under such agreement. As a result of this historical working capital deficit at Merkert Enterprises, Inc., Arthur Andersen LLP qualified its report for the period ended December 31, 1997 relative to the ability of Merkert Enterprises, Inc. to continue as a going concern. After giving effect to the Offering and the expected application of the net proceeds therefrom and the application of the borrowings available from the Term Loan and a portion of the Revolving Credit of the Company's Credit Facility, the Company will have a working capital deficit of approximately $(3.7) million. There can be no assurance that the Company will be able to generate sufficient cash flow to meet its future capital requirements or that the Company will not have a greater working capital deficit in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merkert" and "--Liquidity and Capital Resources--Merkert."

SUBSTANTIAL LEVERAGE

  Following the consummation of the Combination and related transactions, the Company will have indebtedness that is substantial in relation to its stockholders' equity, as well as interest and debt service requirements that are significant compared to its income and cash flow from operations. At September 30, 1998, on a pro forma basis, after giving effect to the Offering and the use of the net proceeds of the Offering and the use of the $50 million available under the Term Loan and a portion of the Revolving Credit as described herein, the Company's total indebtedness would have been approximately $69.9 million.

  The degree to which the Company is leveraged could have significant consequences including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness, thereby reducing funds available to the Company for other purposes, (iii) the agreements governing the Credit Facility will contain certain restrictive financial and operating covenants, and (iv) the Company's degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

MANUFACTURER REPRESENTATION CONFLICTS

  Certain Manufacturers may not allow food brokers they have engaged to represent any lines or products such Manufacturers believe to be in competition with their own line of products in a given market territory.

Manufacturers can be subjective in their definition of a conflict. In addition, a Manufacturer may object to the Company's private label business or its representation of another Manufacturer which produces a similar product for sale in other geographic regions or trade channels. The Company is sensitive to potential conflicts and must exercise care in determining how to resolve conflicts and potential conflicts as new food broker businesses are acquired and as Manufacturers continue to grow, merge and expand into new product categories and geographic areas. The integration of Merkert and Rogers has resulted, and may continue to result, in certain Manufacturer conflicts, particularly in the mid-Atlantic region where the operations of Merkert and Rogers overlap. The Company may be required, in order to resolve a conflict, to choose to represent particular lines or products in lieu of others, and the Company may not select the lines of products that are ultimately the most successful. The inability of the Company to resolve or deal with Manufacturer representation conflicts or potential conflicts could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, industry practice is that food brokers' relationships with Manufacturers are governed by contracts which are typically terminable by either party upon 30 days' notice. In the ordinary course of business the Company experiences turnover in these relationships as a result of Manufacturer conflicts and strategic decisions by the Company or a Manufacturer.

POTENTIAL CHANGES IN INDUSTRY; CONSOLIDATION AMONG MANUFACTURERS AND RETAILERS

  The food brokerage industry is presently being affected by changes in the industries of both Manufacturers and Retailers as well as by changes in the food brokerage industry itself. Consolidation among Manufacturers may result in, among other things, a greater likelihood of Manufacturer conflicts, which could result in lost revenues for the Company. See "--Manufacturer Representation Conflicts." Consolidation among Retailers may result in lost revenues to the Company in the event that the Company does not cover the geographic region or regions in which the Retailer's buying or purchasing office is located. In addition, mass merchandisers such as warehouse clubs and superstores have experienced significant growth in recent years. Historically, many mass merchandisers have tended to use fewer brokerage services and, instead, rely on direct relationships with Manufacturers. These changes in the food industry marketplace will require the Company to adapt its operations. There can be no assurance that the Company will be able to adjust to such industry changes or that the changes the Company undertakes will be effective and enable the Company to operate its business profitably. The inability of the Company to make appropriate adjustments in response to these trends could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The food brokerage industry is highly fragmented and competitive. The Company's competitors include several large privately held companies and hundreds of small privately held food brokers. The food brokerage industry is currently undergoing substantial consolidation. In addition, many Manufacturers, including some of the Manufacturers served by the Company, employ sales personnel to sell directly to Retailers and distributors. Further, food brokers also compete with specialty distributors, wholesalers and other entities engaged in businesses which provide avenues of distribution linking Manufacturers, Retailers, food service establishments and/or consumers. Certain of these competitors may have lower overhead costs than the Company, have greater financial resources than the Company or have better knowledge of, or relationships in, local and regional markets which may give such competitors advantages in offering services and products that are similar to those of the Company. Consequently, the Company may encounter significant competition in its efforts to achieve both its acquisition and internal growth objectives. There can be no assurance that the Company will be successful against such competition. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company will depend on Gerald R. Leonard, Chairman and Chief Executive Officer, and Douglas H. Holstein, Chief Operating Officer. In addition, the Company will rely on many of the executives of each of Merkert and Rogers, whose reputations and relationships with Manufacturers and Retailers have contributed in large part to the success of Merkert and Rogers, respectively. Though the Company will be entering into employment agreements with certain key executives, there can be no assurance that the Company will be able to retain the services of such executives or any other management or key sales personnel. A loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Business Strategy" and "Management."

SEASONALITY OF OPERATING RESULTS

  Each of Merkert and Rogers has experienced and the Company expects to continue to experience fluctuations in quarterly revenues and operating results as a result of seasonal patterns. The Company's business is seasonal in nature, as many Retailers generate relatively lower revenues in January, February, July and August. As a result, the Company has historically generated lower revenues in the first and third quarters of the year. Results of operations for any particular quarter therefore are not necessarily indicative of the results of operations for any future period. Future seasonal and quarterly fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

YEAR 2000 ISSUES

  The Company recognizes the importance of ensuring that its business operations are not disrupted as a result of Year 2000 related computer system and software issues. The Company is working with Manufacturers, Retailers and other parties with which it does business to coordinate Year 2000 conversion efforts. At the present time, the Company believes that its computer systems and software are substantially Year 2000 compliant, and it is in the process of upgrading or replacing those systems that are not compliant. Additionally, the Company has determined that several PBX (telephone) systems and personal computers must be replaced, but the Company does not expect Year 2000 issues to materially affect its products, services, competitive position or financial performance. However, there can be no assurance that this will be the case. In addition, the ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. Although the Company is working with Manufacturers, Retailers and other parties, there can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Disclosure."

VOTING CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

  After giving effect to the Offering, the directors and executive officers of the Company and their affiliates will beneficially own in the aggregate approximately 29.2% of the outstanding Common Stock (approximately 26.8% if the Underwriters exercise the over-allotment options in full). This percentage ownership does not give effect to the exercise of options to purchase 395,000 shares of Common Stock held by or to be granted to certain of these individuals, which, if exercised in whole or in part, will further concentrate ownership of the Common Stock. As a result, these stockholders, if they were to act together, could have the ability, as a practical matter, to significantly influence the outcome of the election of the Company's directors and all other matters requiring approval by a majority of the stockholders of the Company including, in many cases, significant corporate transactions, such as mergers and sales of all or substantially all of the Company's assets. Such concentration of ownership, together, in some cases, with certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and certain sections of the Delaware General Corporation Law, may have the effect of delaying or preventing a "change in control" of the Company. See "--Anti-takeover Effect of Certificate of Incorporation and By-law Provisions and Delaware Law," "Management--Directors and Executive Officers" and "Principal Stockholders."

BENEFITS TO CERTAIN PARTIES

  Assuming an initial offering price of $15.00 per share, Monroe & Company II, LLC, Gerald R. Leonard and certain trusts for the benefit of members of Mr. Leonard's family will own, upon the consummation of the

Offering, in the aggregate, 1,657,319 shares of Common Stock, which will represent approximately 23.0% of the outstanding Common Stock following consummation of the Offering. Of these shares of Common Stock, 335,700 shares are Restricted Common Stock. Each share of Restricted Common Stock is entitled to 1/10th of one vote on all matters submitted to the stockholders of the Company. Holders of Restricted Common Stock will control, in the aggregate, approximately 19.9% of the votes of all shares of Common Stock outstanding upon consummation of the Offering. The number of shares of Common Stock held by Monroe & Company II, LLC, and Gerald R. Leonard will vary if the initial offering price is greater or less than $15.00 per share. See "Principal Stockholders" and "Certain Transactions."

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AND DELAWARE LAW

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, certain sections of the Delaware General Corporation Law and the ability of the Company's Board of Directors (the "Board of Directors") to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which certain stockholders may deem to be in their best interests. In addition, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders. Such provisions include, among other things, a classified Board of Directors initially serving staggered two-year terms and eventually three-year terms, the elimination of the power of the stockholders to act by written consent, the absence of cumulative voting for directors and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. See "Management--Board of Directors," "Description of Capital Stock--Certain Provisions of Certificate and By-laws" and "--Statutory Business Combination Provision."

POSSIBLE FUTURE SALES OF SHARES

  Sales of substantial amounts of Common Stock in the public market after the Offering pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities or to effect acquisitions using shares of its Common Stock. The shares of Common Stock outstanding prior to the Offering are, and the shares to be issued in the Combination will be, "restricted securities" within the meaning of Rule 144. Unless the resale of such shares is registered under the Securities Act (including pursuant to registration rights granted by the Company (see "Certain Transactions")), these shares may not be sold in the open market until after the first anniversary of the transaction in which they were acquired, and then only in compliance with the applicable requirements of Rule 144. See "Shares Eligible for Future Sale." The Company, the holders of all shares outstanding prior to the Offering and all stockholders of Merkert have agreed with the Underwriters (as defined herein under the caption "Underwriting"), with certain exceptions, not to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the written consent of the Underwriters. The Company also intends to register, soon after the consummation of the Offering, at least 938,340 shares of Common Stock issuable pursuant to the 1998 Stock Plan. Shares of Common Stock issued upon the exercise of options under the 1998 Stock Plan after such registration will be available for sale in the open market, subject to the Rule 144 and lock-up limitations described above. See "Management--1998 Stock Option and Incentive Plan," "Certain Transactions," "Shares Eligible for Future Sale" and "Underwriting."

POTENTIAL CHANGES TO CREDIT FACILITY TERMS

  The Company has obtained a commitment (the "Commitment") for a $75 million Credit Facility (the "Credit Facility") under which First Union National Bank, an affiliate of Wheat First Securities, Inc., one of the Underwriters, will act as the administrative agent (the "Agent") and a lender, and First Union Capital Markets, a division of Wheat First Securities, Inc., will act as the arranger. Under certain conditions set forth in the

Commitment, the Agent is entitled to change the pricing (e.g., the interest rate), structure or other terms of the Credit Facility, but not the total amount of the Credit Facility. Such changes will only be implemented if the Agent determines that such changes would be necessary to complete a successful syndication of the Credit Facility. Although the effect of any change in the terms of the Credit Facility by the Agent cannot be predicted, such changes, particularly in the interest rate, could have a material adverse effect on the Company's financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

RESTRICTIONS ON PAYMENT OF DIVIDENDS

  Following the consummation of the Offering, the Company intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Declaration of any future dividends will depend upon, among other things, the Company's results of operations, financial condition, acquisitions, capital requirements, the terms and provisions of any debt financing agreements, and general business condition. In addition, the Credit Facility will prohibit the Company from paying any dividend without the consent of the lenders thereunder. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE AND FLUCTUATIONS IN MARKET PRICE

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop after the Offering or, if developed, that it will be sustained. The initial public offering price has been determined by negotiation between the Company and the Representatives and may not be indicative of prices that will prevail in the trading market after the Offering. Following the Offering, the trading price of the Common Stock may be subject to significant fluctuations in response to variations in the annual or quarterly operating results of the Company, changes in earnings estimates for the Company by investment analysts, the failure of the Company to meet such estimates or changes in business or regulatory conditions affecting the Company, its Manufacturers or Retailers or its competitors. See "Underwriting" for a description of the factors considered in determining the initial public offering price.

IMMEDIATE AND SUBSTANTIAL DILUTION TO PURCHASERS IN OFFERING

  The initial public offering price is substantially higher than the book value per share of Common Stock. Accordingly, purchasers in the Offering will suffer immediate and substantial dilution in the net tangible book value per share of $(21.63). Additional dilution will occur upon the exercise of outstanding options to purchase shares of Common Stock granted by the Company to non-employee members of its Board of Directors and certain of the Company's employees, including certain members of the Company's management, pursuant to the 1998 Stock Plan. Under the 1998 Stock Plan, the Company is authorized to issue options for up to thirteen percent of the number of shares of Common Stock outstanding from time to time. Upon consummation of the Offering, 938,340 shares of Common Stock will be reserved for issuance under the 1998 Stock Plan (1,024,140 shares of Common Stock will be reserved for issuance under the 1998 Stock Plan if the Underwriters' over-allotment options are exercised in full). See "Dilution" and "Management--1998 Stock Option and Incentive Plan."

                                THE COMBINATION

  The Company was organized in March 1998 and, to date, has conducted operations only in connection with the Combination and the Offering. Simultaneously with the consummation of the Offering, the Company will purchase all of the issued and outstanding capital stock of each of Merkert and Rogers. In connection with the Company's purchase of Merkert and Rogers, the Company will amend and restate its Certificate of Incorporation to, among other things, increase the Company's authorized shares of Common Stock and authorize a class of preferred stock, and will declare a stock dividend. Such transactions are referred to herein collectively as the

"Combination." For a description of the transactions pursuant to which each of Merkert and Rogers will be acquired by the Company, see "Certain
Transactions--Organization of the Company."

  The aggregate consideration to be paid by the Company at the closing of the Combination is $74.1 million, consisting of approximately $56.6 million in cash (representing approximately 96.1% of the estimated net proceeds of the Offering) and 1,166,667 shares of Common Stock (assuming an initial public offering price of $15.00 per share). If the initial public offering price is other than $15.00 per share, the number of shares issued to the former stockholders of Merkert will be increased or decreased so that such stockholders receive an aggregate of approximately $17.5 million of Common Stock valued at the initial public offering price. However, the total number of shares of Common Stock outstanding following the Combination will not vary as a result of an initial public offering price of other than $15.00 per share because the size of the stock dividend that will be declared by the Company prior to the consummation of the Combination will increase as the initial offering price increases and decrease as the initial offering price decreases. As a result, upon the consummation of the Combination (but without giving effect to the Offering), there will be outstanding a total of 2,818,000 shares of Common Stock. In connection with the Combination, the Company will repay, or reserve payment for, in the aggregate, approximately $44.3 million of indebtedness and certain existing acquisition obligations of Merkert and Rogers from a portion of the net proceeds of the Offering and from the net available borrowings under the Credit Facility. The consideration to be paid by the Company for Merkert and Rogers was determined by arm's length negotiations between the Company and representatives of each of Merkert and Rogers, respectively, and was based primarily on a percentage of the historical revenues and pro forma EBITDA (earnings before interest, taxes, depreciation and amortization) of each of Merkert and Rogers. For a more detailed description of these transactions, see "Certain Transactions-- Organization of the Company."

  The stockholders of Merkert will hold 1,166,667 (excluding the 275,222 shares currently held by Mr. Leonard) shares of Common Stock immediately following the Offering and have the right in certain circumstances to include some or all of their shares of Common Stock in a registration statement filed by the Company. The Company also intends to register, soon after the consummation of the Offering, at least 938,340 shares of Common Stock issuable pursuant to the 1998 Stock Plan. See "Management--1998 Stock Option and Incentive Plan," "Certain Transactions" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,400,000 shares of Common Stock in the Offering (assuming an initial public offering price of $15.00 per share), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $58.9 million ($68.1 million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds, approximately $56.6 million will be used to pay the cash portion of the purchase price for Merkert and Rogers. The remaining net proceeds of the Offering, which are estimated to be approximately $2.3 million (excluding the net proceeds resulting from any exercise of the Underwriters' over-allotment option), together with the $72 million net available borrowings under the Company's Credit Facility (including amounts available under the Term Loan and a portion of the amounts available under the Credit Facility), will be used as follows; (i) approximately $17.1 million will be used to repay certain indebtedness of Merkert and Rogers assumed in connection with the Combination (which indebtedness bears interest at a weighted average interest rate of approximately 8.5% and has a weighted average maturity of less than one year),
(ii) approximately $29.6 million will be used to pay, or will be reserved for the future payment of, certain obligations to certain sellers of previously acquired businesses (which obligations have a weighted average imputed interest rate of approximately 9.0% and weighted average maturity of approximately five years), (iii) approximately $750,000 will be used to repay a note payable to Monroe & Company II, LLC which is attributable to certain of the Company's expenses, (iv) approximately $4.0 million will be used to fund, or will be reserved for the future payment of, buyouts of employment arrangements of certain departing executives of Merkert and Rogers as well as buyouts of certain consulting arrangements and (v) approximately $2.9 million will be used to pay expenses incurred by Merkert American Corporation, and each of Merkert and Rogers and their respective stockholders in connection with the Combination. The Company expects to use the net available borrowings under the Revolving Credit portion of the Credit Facility for general corporate purposes and working capital requirements.

  The Company has obtained the Commitment for the Credit Facility, under which First Union National Bank will act as the administrative agent and a lender and First Union Capital Markets will act as the arranger. First Union National Bank is an affiliate of Wheat First Securities, Inc., one of the Underwriters of the Offering. First Union Capital Markets is a division of Wheat First Securities, Inc. The Credit Facility consists of a $50 million term loan and a $25 million revolving line of credit, which will be available upon the closing of this Offering. See "Risk Factors--Potential Changes to Credit Facility Terms" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

                                DIVIDEND POLICY

  The Company intends to retain earnings to finance the growth and development of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Company and such other factors as the Board of Directors may deem relevant. In addition, the Credit Facility will prohibit the Company from paying any dividend without the consent of the lenders thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the short-term and long-term obligations and capitalization at September 30, 1998 of the Company on a pro forma combined basis to give effect to: (i) the proposed amendment and restatement of the Company's Certificate of Incorporation; (ii) a stock dividend of 729.9074 shares of Common Stock and 186.50 shares of Restricted Common Stock in respect of each issued and outstanding share of Common Stock; and (iii) the purchase of Merkert and Rogers by the Company and the sale or distribution of certain real estate and non-operating assets and liabilities. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                           AS OF SEPTEMBER 30,
                                                                  1998
                                                          ---------------------
                                                          PRO FORMA     AS
                                                          COMBINED  ADJUSTED(1)
                                                          --------- -----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
      Short-term debt including current portion of long-
       term debt (2)....................................   $22,299   $  8,849
                                                           =======   ========
      Long-term debt, less current portion .............   $41,925   $ 61,075
                                                           -------   --------
      Stockholders' equity:
        Undesignated preferred stock, 1,000,000 shares
         authorized none issued or outstanding..........       --         --
        Common stock, $.01 par value per share,
         54,000,000 authorized shares, 2,818,000 shares
         issued and outstanding pro forma, 7,218,000
         shares issued and outstanding pro forma as
         adjusted (3)...................................        28         72
        Additional paid-in capital......................    14,847     73,683
        Retained earnings...............................       --         --
                                                           -------   --------
          Total stockholders' equity....................    14,875     73,755
                                                           -------   --------
      Total capitalization..............................   $56,800   $134,830
                                                           =======   ========

--------

(1) Reflects the consummation of the Offering and the expected application of the net proceeds therefrom and the borrowings available under the Term Loan and a portion of the Revolving Credit.

(2) For a description of the Company's debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination" and "Notes to the Merkert and Rogers Financial Statements."

(3) Excludes (i) incentive stock options to purchase up to 347,000 shares to be granted to members of the Company's management upon consummation of the Offering at an exercise price per share equal to the price to the public in the Offering, (ii) non-qualified stock options to purchase up to 245,000 shares granted to certain members of the Company's management at an exercise price of $11.25 per share, the estimated fair market value at the date of grant, and (iii) options to purchase up to 65,000 shares to be granted to the Company's Independent Directors upon consummation of the Offering at an exercise price per share equal to the price to the public in the Offering. See "Management--1998 Stock Option and Incentive Plan" and "--Option Grants."

                                   DILUTION
          (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  The deficit in pro forma net tangible book value of the Company at September 30, 1998 was approximately $106.8 million, or $37.89 per share of Common Stock. The deficit in net tangible book value per share represents the amount of the Company's stockholders' equity, less the intangible assets, divided by the number of shares of Common Stock issued and outstanding after giving effect to the purchase of Merkert and Rogers by the Company. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 4,400,000 shares of Common Stock by the Company in the Offering and the application of the estimated net proceeds therefrom, the deficit in pro forma net tangible book value of the Company as of September 30, 1998 would have been $47.9 million or $6.63 per share. This represents an immediate decrease in the deficit in pro forma net tangible book value of $31.26 per share to stockholders as of September 30, 1998, and an immediate dilution in pro forma net tangible book value of $21.63 per share to purchasers of Common Stock in the Offering. The following table illustrates the dilution per share:

   Initial public offering price per share...................         $ 15.00
     Deficit in pro forma net tangible book value per share
      before the Offering.................................... (37.89)
     Decrease in deficit pro forma net tangible book value
      per share attributable to new investors................  31.26
                                                              ------
   Deficit in pro forma net tangible book value per share
    after the Offering.......................................           (6.63)
                                                                      -------
   Dilution per share to new investors.......................         $(21.63)
                                                                      =======

  The following table sets forth, on a pro forma basis to give effect to the Combination as of September 30, 1998 and after giving effect to the sale of Common Stock in the Offering at a price of $15.00 per share, the number and percentage of shares of Common Stock purchased from the Company, the aggregate cash consideration paid and the average price per share paid to the Company:

                               SHARES PURCHASED  TOTAL CONSIDERATION
                               ----------------- ------------------- AVERAGE PRICE
                                NUMBER   PERCENT       AMOUNT          PER SHARE
                               --------- ------- ------------------- -------------
      Existing Stockholders... 2,818,000   39.0%     $ 3,877,150        $ 1.38
      New Investors........... 4,400,000   61.0%      66,000,000         15.00
                               ---------  -----      -----------
        Total................. 7,218,000  100.0%     $69,877,150
                               =========  =====      ===========

                SELECTED FINANCIAL DATA FOR MERKERT AND ROGERS
                            (DOLLARS IN THOUSANDS)

  The following selected consolidated statement of income data for each of the three years ended December 31, 1997 and consolidated balance sheet data at December 31, 1996 and 1997 are derived from consolidated financial statements of each of Merkert and Rogers which have been audited by Arthur Andersen LLP, independent auditors, and are included elsewhere herein. The selected financial information at December 31, 1995 and for the years ended December 31, 1993 and 1994 for Merkert and October 31, 1993 and 1994 for Rogers are derived from unaudited financial statements not included herein. The consolidated income data for the nine months ended September 30, 1997 and 1998 and the consolidated balance sheet data at September 30, 1998 are derived from unaudited consolidated financial statements also included elsewhere in the Prospectus. The unaudited consolidated financial statements have been prepared by each of Merkert and Rogers on a basis consistent with the audited financial statements of each of Merkert and Rogers and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations of each of Merkert and Rogers for these periods. The consolidated results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results for the year ending December 31, 1998 or any future period. See the Unaudited Pro Forma Combined Financial Statements and the Notes thereto and the Merkert and Rogers financial statements and the Notes thereto included elsewhere in this Prospectus.


                                                                            NINE MONTHS
                                         YEAR ENDED                            ENDED
                                        DECEMBER 31,                       SEPTEMBER 30,
                         -----------------------------------------------  ----------------
                          1993      1994      1995      1996      1997     1997     1998
                         -------  --------  --------  --------  --------  -------  -------
                           (UNAUDITED)                                      (UNAUDITED)
MERKERT
STATEMENT OF OPERATIONS
 DATA
  Commissions........... $66,686  $ 68,247  $ 73,336  $ 80,661  $104,274  $78,690  $68,993
  Sales.................  28,582    37,395    49,233    44,916    43,105   31,495   31,511
                         -------  --------  --------  --------  --------  -------  -------
   Revenues.............  95,268   105,642   122,569   125,577   147,379  110,185  100,504
  Operating income
   (loss)(1)............     713      (329)    2,434       633     1,373   (2,704)  (2,126)
  Net income (loss).....    (192)     (750)     (461)   (2,074)   (3,449)  (6,119)  (6,264)
OTHER FINANCIAL DATA
  EBITDA(2).............   3,747     2,054     4,566     3,080     5,857      738    1,289


                                                                       AT
                                      AT DECEMBER 31,             SEPTEMBER 30,
                          --------------------------------------- -------------
                           1993    1994    1995    1996    1997       1998
                          ------- ------- ------- ------- ------- -------------
                            (UNAUDITED)                            (UNAUDITED)
MERKERT BALANCE SHEET DATA:
  Total Assets........... $28,418 $27,759 $31,425 $47,422 $58,699    $54,870
  Long-term debt, less
   current maturities....   3,554   1,508   3,458  15,590  21,278     24,638
  Convertible preferred
   stock.................   6,360   6,360   6,360   6,360   5,720      5,747

                            YEAR ENDED          YEAR ENDED           NINE MONTHS ENDED
                            OCTOBER 31,        DECEMBER 31,            SEPTEMBER 30,
                          --------------- ------------------------ ---------------------
                           1993    1994    1995    1996     1997       1997       1998
                          ------- ------- ------- -------  ------- ------------- -------
                            (UNAUDITED)                                 (UNAUDITED)
ROGERS
STATEMENT OF OPERATIONS
 DATA
  Commissions...........  $27,365 $30,626 $47,496 $63,311  $82,985    $62,625    $62,584
  Operating income
   (loss)...............      463     816   3,149     107    4,085      3,092      2,817
  Net income (loss).....      145      13   1,034  (1,089)     745        572        412
OTHER FINANCIAL DATA
  EBITDA(2).............      931   1,245   4,222   1,753    6,601      4,897      4,704
                                                                        AT
                          AT OCTOBER 31,      AT DECEMBER 31,      SEPTEMBER 30,
                          --------------- ------------------------ -------------
                           1993    1994    1995    1996     1997       1998
                          ------- ------- ------- -------  ------- -------------
                            (UNAUDITED)                             (UNAUDITED)
ROGERS BALANCE SHEET DA-
 TA:
  Total Assets..........  $10,948 $13,406 $23,318 $37,761  $38,999    $39,772
  Long-term debt, less
   current maturities...    5,812   7,093  15,009  24,849   30,830     21,087

--------
(1) Includes a restructuring charge of $2,303 for the nine months ended September 30, 1998.
(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company's ability to service debt, to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this Prospectus. The following discussion and analysis should be read in conjunction with the Company's unaudited pro forma combined financial statements and Merkert's and Rogers' respective financial statements and related notes thereto presented elsewhere in this Prospectus.

INTRODUCTION

  The Company was organized in March 1998 to create a leading food brokerage firm providing outsourced sales, merchandising and marketing services to Manufacturers. The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with Retailers. The Company's principal source of revenue is commissions it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  To date, the Company has conducted operations only in connection with the Combination and the Offering and will purchase all of the issued and outstanding capital stock of Merkert and Rogers in the Combination. Prior to the Combination, Merkert and Rogers have operated throughout the periods presented as independent, owned entities. For financial reporting purposes, the Company is presented as the acquiror of Merkert and Rogers.

  Merkert, headquartered in Canton, Massachusetts, was founded in 1950 and is one of the three largest food brokers in the northeastern United States. Merkert operates 10 offices throughout New England, New York, and the mid-Atlantic, from Maine west to Ohio and south to Virginia. Rogers, headquartered in Charlotte, North Carolina, was founded in 1934 and is one of the three largest food brokers in the southeastern United States. Rogers operates 20 offices throughout the southeastern and mid-Atlantic United States.

  The Company has long-standing relationships with many of its Manufacturers and represents more than 750 Manufacturers. Industry practice is that food brokers' relationships with Manufacturers are generally governed by contracts which are typically terminable by either party upon 30 days' notice. In the ordinary course of business the Company experiences turnover in these relationships as a result of Manufacturer conflicts or strategic decisions by the Company or a Manufacturer. Additionally, the Company currently estimates that a loss in annual revenues of approximately $5.9 million will be incurred as a result of Manufacturer conflicts associated with the Combination. There can be no assurance that additional losses in revenue will not be incurred as a result of potential Manufacturer conflicts associated with the Combination.

ACQUISITION HISTORY

  The food brokerage industry has experienced significant consolidation as the number of food brokerage firms has decreased from 2,500 to 1,000 over the past 10 years. There are approximately 12 large regional firms, which have emerged as the result of the consolidation of competitors. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or by deferring the payment of a portion of the purchase price.

  As part of their business development, both Merkert and Rogers have been active in pursuing acquisition opportunities. Since 1995, each of Merkert and Rogers has completed several acquisitions, although their respective acquisition strategies have resulted in different operational outcomes.

  Merkert has focused on larger acquisitions within its existing markets which have given it the opportunity to consolidate operations and achieve greater efficiencies. Merkert, based on its analysis of the Manufacturer relationships of acquisition candidates, selected what it viewed as the strongest on-going relationships between Manufacturers it represented and Manufacturers represented by the acquired companies.

  Since the beginning of 1995, Merkert has completed five asset acquisitions of food brokerage companies, including the asset purchases of Food Service Sales in metropolitan New York (January 1995), ABD Sales, Inc. ("ABD") in metropolitan New York (October 1996), DelGrosso, Richardson, Morrison, Inc. ("DRM") in the mid-Atlantic region (October 1996), JP Luciano, Inc. and Luciano Food Brokers, Inc. ("Luciano") in upstate New York (January 1997) and Toomey-DeLong, Inc. ("T-D") in New England (January 1997). DRM was the only acquisition outside an existing territory of Merkert.

  Rogers has focused on the expansion of its geographic coverage. Rogers' acquisitions have generally represented opportunities for entry into new territories for it. Rogers' acquisition program has been driven by a strategy designed to ensure that it is capable of representing its most significant Retailers in all the territories these Retailers serve as they expand.

  Since the beginning of 1995, Rogers has completed 10 significant acquisitions of food brokerage companies including, among others, Clarke & Wittekind in Tennessee (March 1995), Dopson-Hicks in Florida (November 1995), G.B.S. (October 1996) and Fitzwater (November 1996) in the mid-Atlantic region, Sales Support in South Carolina (November 1996) and Marketing Performance, Inc. in Alabama (November 1996).

  As a result of developing new business from existing Manufacturers in new territories in which it has made acquisitions, Rogers has been able to achieve significant growth in revenues. Because many of Rogers' acquisitions have been in new territories, Rogers has not experienced the same degree of cost saving opportunities through consolidation as Merkert. See "Results of Operations-- Rogers."

RESULTS OF OPERATIONS

  The following defined terms are used in conjunction with both Merkert's and Rogers' discussion of operating results.

  Revenues. Revenues are derived mainly from commissions earned from Manufacturers based on the Manufacturers' invoices to Retailers for products sold. Commissions are usually expressed as a percentage of the invoice as agreed by contract between the Manufacturer and broker. Commission rates typically range from 3% for full brokerage services to 1% for retail-only services. Merkert also derives revenues, referred to as "Sales," from the sale of products including private label packaging materials and frozen products, such as fruits and vegetables, to certain Retailers, and other products for certain Manufacturers. See "Business-- Services and Operations."

  Cost of sales. Cost of sales are primarily the direct cost of private label products sold by Merkert, such as the cost of packaging and frozen vegetables purchased from suppliers.

  Selling, general and administrative expenses. Selling expenses are predominately comprised of salaries, fringe benefits and incentives for personnel directly involved in providing services to Manufacturers and Retailers. Other selling expenses include, among other things, automobiles utilized by the sales personnel, promotional expenses, and travel and entertainment. General and administrative expenses consist primarily of salaries and fringe benefits for administrative and corporate personnel, occupancy and other office expenses, information technology, communications and insurance.

  Depreciation and amortization expenses. Depreciation and amortization expenses relate to intangible assets, including goodwill incurred and noncompete agreements entered into in connection with the Company's acquisition program, and property, plant and equipment.

  Following the Combination, the Company expects to achieve certain savings as a result of its consolidation of operations in geographic areas where Merkert and Rogers both have operations. Certain of these savings are reflected in the pro forma combined statement of operations.

RESULTS OF OPERATIONS--MERKERT

  The following table sets forth the results of operations of Merkert on a historical basis. The historical results of Merkert discussed below do not reflect the operations of Rogers or the effect of any pro forma adjustments (dollars in thousands).

                                    YEARS ENDED DECEMBER 31,                     NINE MONTHS ENDED SEPTEMBER 30,
                          ---------------------------------------------------   --------------------------------------
                               1995              1996              1997               1997                1998
                          ---------------   ---------------   ---------------   ------------------  ------------------
                                                                                           (UNAUDITED)
Commissions.............  $ 73,336          $ 80,661          $104,274          $  78,690           $  68,993
Sales...................    49,233            44,916            43,105             31,495              31,511
                          --------  -----   --------  -----   --------  -----   ---------  ------   ---------  ------
Revenues................  $122,569  100.0 % $125,577  100.0 % $147,379  100.0 % $ 110,185   100.0 % $ 100,504   100.0%
Cost of sales...........    45,615   37.2     41,890   33.4     39,027   26.5      28,884    26.2      28,721    28.6
Selling expenses........    45,717   37.3     52,510   41.8     69,913   47.4      55,022    49.9      45,820    45.5
General and
 administrative.........    26,671   21.8     28,097   22.4     32,582   22.1      25,541    23.2      22,371    22.3
Depreciation and
 amortization...........     2,132    1.7      2,447    1.9      4,484    3.0       3,442     3.1       3,415     3.4
Restructuring Expense...       --     --         --     --         --     --          --      --        2,303     2.3
                          --------  -----   --------  -----   --------  -----   ---------  ------   ---------  ------
Operating income
 (loss).................     2,434    2.0        633    0.5      1,373    0.9      (2,704)   (2.5)     (2,126)   (2.1)
Interest income.........       --     --         --     --         --     --           56     0.1         --      --
Interest expense........     1,660    1.4      2,283    1.8      5,010    3.4      (3,526)   (3.2)     (3,506)   (3.5)
Other income (expense)..       (33)   0.0       (380)  (0.3)       (79)  (0.1)          7     0.0        (532)   (0.5)
                          --------  -----   --------  -----   --------  -----   ---------  ------   ---------  ------
Income (loss) before
 income taxes...........       807    0.7     (1,270)  (1.0)    (3,558)  (2.4)     (6,167)   (5.6)     (6,164)   (6.1)
Provision (benefit) for
 income taxes...........     1,268    1.0        804    0.6       (109)  (0.1)        275     0.2         100     0.1
                          --------  -----   --------  -----   --------  -----   ---------  ------   ---------  ------
Net income (loss).......      (461)  (0.4)    (2,074)  (1.7)    (3,449)  (2.3)     (6,442)   (5.8)     (6,264)   (6.2)
Preferred stock
 dividend...............       445    0.4        445    0.4        445    0.3         334     0.3         300     0.3
                          --------  -----   --------  -----   --------  -----   ---------  ------   ---------  ------
Net income applicable to
 common stockholders....  $   (906)  (0.7)% $ (2,519)  (2.0)% $ (3,894)  (2.6)% $  (6,776)   (6.1)% $  (6,564)   (6.5)%
                          ========  =====   ========  =====   ========  =====   =========  ======   =========  ======

--------
  Note: Merkert derives its Sales primarily from sales of private label products, price marking devices and bio-degreasers. Cost of Sales is directly related to this activity. Selling expenses relate to Merkert's commission revenues.

Merkert results for the first nine months of 1998 compared to the first nine months of 1997

  Revenues. Revenues decreased by $9.7 million, or 8.8%, from $110.2 million in the first nine months of 1997 to $100.5 million in the first nine months of 1998. Revenues from commissions decreased by $9.7 million, or 12.3%, from $78.7 million in the first nine months of 1997 to $69.0 million in the first nine months of 1998. Approximately 35.0% of such decrease in revenues from commissions is due to the impact of a discontinued retail merchandising operation, which had been established in 1995 to serve one specific Retailer. Approximately 50% of the decrease in revenues from commissions is due to lost business arising from the resolution of Manufacturer conflicts. The remaining 15% is attributed to other factors arising from prior acquisitions and the loss of one major Manufacturer that switched to retail-only brokerage service in 1997, but has since returned to a hybrid brokerage service relationship in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Integration Activities." Sales were unchanged in the first nine months of 1998 compared to the first nine months of 1997.

  Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $12.4 million, or 15.4%, from $80.6 million in 1997 to $68.2 million in 1998, primarily due to reductions in personnel associated with synergies achieved from the acquisitions in overlapping geographic areas which were made in late 1996 and early 1997. Expenses also decreased due to the non-recurrence of severance and other costs incurred in 1997 associated with the integration of prior acquisitions. As a percentage of revenues, selling, general and administrative expenses decreased from 73.1% in the first nine months of 1997 to 67.9% in the first nine months of 1998. Merkert's practice with respect to acquisitions is to achieve efficiencies through the reduction of costs associated with redundant administrative and other functions and the leveraging of Merkert's information technology, purchasing power and other strengths.

  Restructuring expense. The results for the first nine months of 1998 reflect restructuring expenses of $2.3 million, of which $1.8 million is accrued at September 30, 1998 with no corresponding charge in the first nine months of 1997. These expenses relate to severance costs associated with elimination of approximately 160 positions primarily as a result of integration activities in the metropolitan New York and mid-Atlantic regions. The Company anticipates taking further actions in 1998 which will result in further restructuring charges.

  Depreciation and amortization. Depreciation and amortization expenses were substantially unchanged from the first nine months of 1997 to the first nine months of 1998.

  Interest expense. Interest expense was substantially unchanged from the first nine months of 1997 to the first nine months of 1998.

  Income (loss) before income taxes. The loss before income taxes was substantially unchanged from the first nine months of 1997 to the first nine months of 1998.

  Provision (benefit) for income taxes. The provision for income taxes decreased by $0.2 million in the first nine months of 1997 compared to the first nine months of 1998.

  Net income (loss). The net loss decreased by $0.2 million, or 2.8%, from ($6.4 million) in the first nine months of 1997 to ($6.3 million) in the first nine months of 1998.

  Preferred stock dividends. The amount payable in respect of preferred stock dividends remained unchanged between the periods.

  Net income (loss) applicable to common stockholders. The net loss applicable to common stockholders decreased by $0.2 million from the first nine months of 1997 to the first nine months of 1998.

Merkert results for 1997 compared to 1996

  Revenues. Revenues increased by $21.8 million, or 17.4%, from $125.6 million in 1996 to $147.4 million in 1997. Revenues from commissions increased by $23.6 million, or 29.3% from $80.7 million to $104.3 million, substantially all of which is attributable to acquisitions consummated in late 1996 and early 1997 net of account losses associated with product conflicts related to the acquired companies and other factors. Sales of products decreased by $1.8 million, or 4.0%, from $44.9 million in 1996 to $43.1 million in 1997 primarily as a result of a major Retailer choosing to manage its private label frozen vegetable program internally in the fourth quarter of 1996.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs, increased by $17.4 million, or 33.1%, from $52.5 million in 1996 to $69.9 million in 1997 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $4.5 million, or 16.0%, from $28.1 million in 1996 to $32.6 million in 1997 also due principally to costs associated with the full year effect of the acquisitions. Such expenses were offset, in part, by savings relating to the integration of such acquisitions.

  In 1997, Merkert focused on the integration of these acquisitions into Merkert's operating system. Included in these activities was the reduction of selling, general and administrative expenses in connection with Merkert's metropolitan New York operations. The Boerner Division, which operated as one of three separate Merkert divisions in the metropolitan New York area following the ABD acquisition, was merged into Merkert's remaining two metropolitan New York divisions. Additionally, Merkert undertook staff reductions in the mid-Atlantic region in response to competitive conditions.

  Annualized payroll was reduced by $12.0 million, or 18.5%, from $65.0 million in January 1997 to $53.0 million in December 1997 as a result of these efforts as well as the discontinuation of the merchandising operation. As the changes were made over the course of the year, the historical periods do not reflect the full effect of the implementation of these cost-saving initiatives. Selling, general and administrative expenses in 1997 also reflect the impact of approximately $1.0 million of restructuring costs associated with severance of personnel and the elimination of duplicative offices as a result of these acquisitions.

  Depreciation and amortization. Depreciation and amortization increased by $2.0 million, or 83.2%, from $2.4 million in 1996 to $4.5 million in 1997, primarily as a result of the amortization of goodwill and other intangible assets associated with acquisitions.

  Interest expense. Interest expense increased by $2.7 million from $2.3 million in 1996 to $5.0 million in 1997, due mainly to interest expense related to obligations to sellers in connection with acquisitions. Interest expense associated with the revolving line of credit and Merkert's real estate mortgage increased by $0.6 million due to increased borrowings to fund working capital as well as a new corporate headquarters which was completed late in 1997.

  Income (loss) before income taxes. The loss before income taxes increased by $2.3 million from ($1.3) million in 1996 to ($3.6) million in 1997, mainly due to the effects of the charges for amortization and interest associated with the acquisitions.

  Provision (benefit) for income taxes. Provision for income taxes represented a benefit of ($0.1) million in 1997 versus a $0.8 million provision in 1996. The 1996 provision resulted from an increase in the valuation allowance of $1.6 million for deferred tax assets not likely to be realized, as well as to permanent non-deductible expenses, principally related to travel and entertainment expenses.

  Net income (loss). The net loss increased by $1.4 million, or 66.3%, from ($2.1) million in 1996 to ($3.4) million in 1997 due to the significant increase in acquisition-related amortization, interest expense and other factors as discussed above.

  Preferred stock dividends. Preferred stock dividends paid to participants in the Merkert Enterprises, Inc. Employee Stock Ownership Plan (the "ESOP") totalled $0.4 million in 1996 and 1997. These dividends are a direct charge to retained earnings and do not impact the net loss as reported.

  Net income (loss) applicable to common stockholders. The net loss applicable to common stockholders increased by $1.4 million, or 54.6%, from ($2.5) million in 1996 to ($3.9) million in 1997 as "Net income (loss)" and "Net income (loss) available to common stockholders" differ only by the direct retained earnings charge for the preferred stock dividend.

Merkert results for 1996 compared to 1995

  Revenues. Revenues increased by $3.0 million, or 2.5%, from $122.6 million in 1995 to $125.6 million in 1996. Revenues from commissions increased by $7.3 million, or 10.0%, from $73.3 million in 1995 to $80.7 million in 1996 primarily resulting from acquisitions consummated in late 1996, including ABD in New York and DRM in the mid-Atlantic region. These acquisitions represent 82% of the increase. Internal growth represents the balance of the increase. Sales of products decreased by $4.3 million, or 8.8%, from $49.2 million in 1995 to $44.9 million in 1996 primarily as a result of the loss of a private label frozen vegetable program due to a major Retailer choosing to manage their program internally.

  Selling, general and administrative expenses. Selling expenses principally related to payroll, auto and related costs, increased by $6.8 million, or 14.9%, from $45.7 million in 1995 to $52.5 million in 1996 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $1.4 million, or 5.3%, in 1995 to $28.1 million in 1996 also due principally to costs associated with the acquisitions in the fourth quarter of 1996. As a percentage of revenue, selling, general and administrative expenses increased from 59.1% in 1995 to 64.2% of revenue in 1996.

  Depreciation and amortization. Depreciation and amortization increased by $0.3 million, or 14.8%, from $2.1 million in 1995 to $2.4 million in 1996, largely due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.6 million, or 37.5%, from $1.7 million in 1995 to $2.3 million in 1996, due mainly to interest expense associated with Merkert's revolving line of credit to fund working capital.

  Income (loss) before income taxes. The loss before taxes decreased by $2.1 million from income before taxes of $0.8 million in 1995 to a loss before income taxes of ($1.3) million in 1996 mainly due to the effects of the additional operating costs associated with the acquisitions.

  Provision (benefit) for income taxes. The provision for income taxes decreased by $0.5 million from $1.3 million in 1995 to $0.8 million in 1996. The 1996 provision, despite the loss before income taxes, is due to the $1.1 million increase in the valuation allowance.

  Net income (loss). Net loss increased by $1.6 million from ($0.5) million in 1995 to ($2.1) million in 1996.

  Preferred stock dividends. The required dividend was $0.4 million in both periods.

  Net income (loss) applicable to common stockholders. The loss applicable to common stockholders was $0.9 million in 1995 and $2.5 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES -- MERKERT

  At September 30, 1998, Merkert's working capital deficit was $(26.6) million, compared to $(25.0) million and $(17.4) million at December 31, 1997 and 1996, respectively. Merkert's principal capital requirements are to fund its obligations to sellers in connection with its previous acquisitions, its working capital and its obligation relating to income taxes payable. Historically, these requirements were met by cash flows generated from operations and borrowings under bank credit facilities. As of September 30, 1998, Merkert was not in compliance with certain financial covenants under its revolving line of credit agreement and was in default under the agreement. Merkert financed such acquisitions, in part, with debt and/or by deferring the payment of a portion of the purchase price. The Company will use a portion of the net available borrowings under the Credit Facility to repay, and to reserve for the repayment of, certain of Merkert's acquisition-related obligations. Primarily as a result of such obligations, as well as a substantial tax liability, Merkert has experienced losses and a working capital deficit in recent years. The stockholders of Merkert have agreed to pay such tax liability from cash otherwise payable to them in connection with the Combination. After giving effect to the Offering and the expected application of the net proceeds therefrom and the expected application of the Term Loan and a portion of the amounts available under the Revolving Credit, the Company will have a working capital deficit of approximately $(3.7) million. See "Risk Factors--Merkert Enterprises, Inc.--History of Losses."

  Net cash provided by (used in) operating activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $(2.1) million, $3.5 million, $4.1 million and $6.2 million, respectively. The 1998 change was principally due to cash outflows from the net loss offset by the non-cash depreciation and amortization charges. The changes in cash from operations in 1997, 1996, and 1995 were due to decreases in accounts receivable resulting from improved collections and increases in accounts payable and accrued expenses associated with Merkert's higher operating volume.

  Net cash provided by (used in) investing activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $(1.2) million, $(7.3) million, $(4.7) million and $(1.3) million, respectively. Additions to property, plant and equipment, including a new corporate headquarters completed in late 1997, were $7.3 million, $3.4 million and $1.4 million in 1997, 1996 and 1995, respectively. Initial cash payments for acquisitions were $0.7 million and $1.4 million in 1997 and 1996, respectively.

  Net cash provided by (used in) financing activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $2.7 million, $3.9 million, $(0.5) million and $(2.8) million, respectively. The 1998 cash provided by financing activities relates to the refinancing of the mortgage debt in February 1998, partially offset by payments on notes payable associated with prior acquisitions made by Merkert. The 1997 cash provided by financing activities relates to borrowings under Merkert's credit facility to fund working capital of $4.5 million and increases in the mortgage of $3.4 million to fund the construction of Merkert's new corporate headquarters, offset by payments on notes payable of $2.5 million, $0.6 million of redemptions of preferred stock from the ESOP and stock repurchases from former officers of Merkert of $1.5 million. Merkert's working capital credit facility is expected to be paid in full with a portion of the net borrowings available under the Credit Facility. 1996 and 1995 cash provided by financing activities relates primarily to the repurchase of stock and repayment of notes payable.

RESULTS OF OPERATIONS--ROGERS

  The following table sets forth the results of operations of Rogers on a historical basis. The historical results of Rogers discussed below do not reflect the operations of Merkert or the effect of any pro forma adjustments (dollars in thousands).

                                 YEARS ENDED DECEMBER 31,               NINE MONTHS ENDED SEPTEMBER 30,
                         ---------------------------------------------  ------------------------------------
                             1995           1996             1997            1997               1998
                         -------------  --------------   -------------  -----------------  -----------------
                                                                                  (UNAUDITED)
Commissions............. $47,496 100.0% $63,311  100.0 % $82,985 100.0% $ 62,625   100.0 % $ 62,584   100.0 %
Selling expenses........  35,817  75.4   50,614   79.9    63,361  76.3    48,155    76.9     47,792    76.4
General and
 administrative.........   7,457  15.7   10,944   17.3    13,023  15.7     9,573    15.3     10,088    16.1
Depreciation and
 amortization...........   1,073   2.3    1,646    2.6     2,516   3.0     1,805     2.9      1,887     3.0
                         ------- -----  -------  -----   ------- -----  --------  ------   --------  ------
Operating income
 (loss).................   3,149   6.6      107    0.2     4,085   5.0     3,092     4.9      2,817     4.5
Interest expense........   1,176   2.4    1,656    2.6     2,536   3.1    (1,979)   (3.2)    (1,980)   (3.2)
                         ------- -----  -------  -----   ------- -----  --------  ------   --------  ------
Income (loss) before
 income taxes...........   1,973   4.2   (1,549)  (2.4)    1,549   1.9     1,113     1.8        837     1.3
Provision (benefit) for
 income taxes...........     939   2.0     (460)  (0.7)      804   1.0       541     0.9        425     0.7
                         ------- -----  -------  -----   ------- -----  --------  ------   --------  ------
Net income (loss)....... $ 1,034   2.2% $(1,089)  (1.7)% $   745   0.9%      572     0.9 % $    412     0.7 %
                         ======= =====  =======  =====   ======= =====  ========  ======   ========  ======

Rogers results for the first nine months of 1998 compared to the first nine months of 1997

  Revenues. Commission revenues were substantially unchanged in the first nine months of 1997 compared to the first nine months of 1998. Growth from both business gained from Manufacturers not previously represented by Rogers and from the expansion of business with Manufacturers already represented by Rogers was offset by the loss of certain accounts due to Manufacturer conflicts resulting from the mid-Atlantic integration.

  Selling, general and administrative expenses. Selling, general and administrative expenses were substantially unchanged from the first nine months of 1997 compared to the first nine months of 1998.

  Depreciation and amortization. Depreciation and amortization expenses were substantially unchanged from the first nine months of 1997 compared to the first nine months of 1998.

  Interest expense. Interest expense remained substantially unchanged from the first nine months of 1997 compared to the first nine months of 1998.

  Income (loss) before taxes. Income before taxes decreased by $0.3 million, from $1.1 million in the first nine months of 1997 to $0.8 million in the first nine months of 1998.

  Provision (benefit) for income taxes. The provision for income taxes decreased by $0.1 million from $0.5 million in 1997 to a provision of $0.4 million in 1998 due to the decrease in income before income taxes discussed above.

  Net income (loss). Net income decreased by $0.2 million, from $0.6 million in the first nine months of 1997 of $0.4 million in the first nine months of 1998.

Rogers results for 1997 compared to 1996

  Revenues. Commission revenues increased by $19.7 million, or 31.1%, from $63.3 million in 1996 to $83.0 million in 1997. Approximately $13.0 million of the increase is due to acquisitions made in late 1996, mainly in the mid-Atlantic region (Fitzwater and G.B.S.). The balance of the increase, $6.7 million, is due to revenue growth from both new Manufacturers and existing Manufacturers represented. This represents an internal growth rate of 10.6% and is largely attributable to the development of Manufacturer relationships in newly acquired regions, including significant growth in Florida.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs, increased by $12.8 million, or 25.2%, from $50.6 million for 1996 to $63.4 million for 1997, due to temporary increases in staffing levels associated with acquisitions. General and administrative expenses increased by $2.1 million or 19.0% from $10.9 million in 1996 to $13.0 million in 1997 also due principally to increased costs associated with acquisitions. Salaries and related expenses declined as a percentage of commission revenues from 66.1% in 1996 to 61.0% in 1997 due to the continuing integration of acquisitions into Rogers and related synergies coupled with improved utilization of existing personnel relating to the internal growth.

  Depreciation and amortization. Depreciation and amortization increased by $0.9 million, or 52.9%, from $1.6 million in 1996 to $2.5 million in 1997 due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.8 million, or 53.1%, from $1.7 million in 1996 to $2.5 million in 1997, due mainly to continuing principal payments on obligations to sellers in connection with acquisitions. Interest expense associated with Rogers' revolving line of credit increased by $0.4 million due to increased borrowings to fund Rogers' working capital.

  Income (loss) before taxes. Income before taxes increased by $3.0 million from a loss of ($1.5) million in 1996 to income of $1.5 million in 1997.

  Provision (benefit) for income taxes. Provision for income taxes increased by $1.3 million from a benefit of ($0.5) million in 1996 to a provision of $0.8 million in 1997. This increase results from the corresponding increase in income before taxes.

  Net income (loss). Net income increased by $1.8 million from a loss of ($1.1) million in 1996 to income of $0.7 million in 1997. This increase is a result of the corresponding increase in income before taxes.

Rogers results for 1996 compared to 1995:

  Revenues. Commission revenue increased by $15.8 million, or 33.3%, from $47.5 million in 1995 to $63.3 million for 1996. Approximately $11.0 million of the growth was due to acquisitions made in 1995 including

Dopson-Hicks and Clarke & Wittekind. The balance of the increase, $4.8 million, is due to growth from both business gained from Manufacturers not previously represented by Rogers and from expansion of business with Manufacturers already represented by Rogers. This represents an internal growth rate of 10.1%.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs increased $14.8 million, or 41.3%, from $35.8 million for 1995 to $50.6 million for 1996 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $3.4 million, or 46.8%, from $7.5 million in 1995 to $10.9 million in 1996 also due principally to increased costs associated with acquisitions. Salaries and related expenses increased as a percentage of commission revenues from 63.8% in 1995 to 66.1% in 1996.

  Depreciation and amortization. Depreciation and amortization increased by $0.5 million, or 45.5%, from $1.1 million in 1995 to $1.6 million in 1996 largely due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.5 million, or 41.7%, from $1.2 million in 1995 to $1.7 million in 1996 due mainly to interest expense incurred on the payment of obligations to sellers in connection with acquisitions.

  Income (loss) before taxes. Income before taxes decreased by $3.5 million from income of $2.0 million in 1995 to a loss of ($1.5) million in 1996. This decrease is due to a substantial increase in payroll relating to the assumption of personnel in acquisitions as well as additions to administrative and other support personnel to support Rogers' rapid growth.

  Provision (benefit) for income taxes. Provision for income taxes decreased by $1.4 million from a provision of $0.9 million in 1995 to a benefit of ($0.5) million in 1996. This decrease is a result of the corresponding decrease in income before taxes.

  Net income (loss). Net income decreased by $2.1 million from $1.0 million in 1995 to a loss of ($1.1) million in 1996. This decrease is a result of the corresponding decrease in income before taxes.

LIQUIDITY AND CAPITAL RESOURCES -- ROGERS

  At September 30, 1998, Rogers' working capital (deficit) was $(4.6) million, compared to $3.1 million and $(4.7) million at December 31, 1997 and 1996. Rogers' principal capital requirements are to fund its obligations with respect to acquisitions and its working capital requirements. Historically, these requirements have been met by cash flows generated from operations and borrowings under bank credit facilities. The September 30, 1998 deficit is due to the classification of Rogers' borrowings of $9.9 million under its revolving line of credit as a current liability, because the term expires on January 31, 1999. From time to time since September 30, 1998, Rogers has not been in compliance with certain borrowing limitations under its revolving line of credit. As of November 16, 1998, Wachovia Bank, N.A. waived such non-compliance as an event of default. Rogers' debt under this revolving line of credit will be repaid with a portion of the net available borrowings under the Credit Facility.

  Net cash provided (used) by operating activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $0.2 million, $(0.9) million, $0.2 million, and $5.3 million, respectively. The changes were principally due to increases in working capital associated with the growth in commission revenues.

  Net cash provided (used) in investing activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $(0.3) million, $(1.4) million, $(12.8) million and $(12.5) million, respectively. Payments for acquisitions were $11.2 million and $11.6 million in 1996 and 1995, respectively. Additions to property, plant and equipment and increases in the cash surrender value of life insurance accounted for the balance of the activity.

  Net cash provided by financing activities for the first nine months of 1998 and the three years ended 1997, 1996 and 1995 were $0.1 million, $2.2 million, $13.1 million and $7.2 million, respectively. The 1998 and 1997 activity related to net borrowings under Rogers' credit facility to fund working capital was $4.5 million and $1.2 million, respectively. Rogers' credit facility is expected to be paid in full with a portion of the net borrowings available under the Credit Facility. In 1996 and 1995, obligations to sellers of $10.2 million and $7.9 million, respectively, were incurred in connection with acquisitions.

COMBINED INTEGRATION ACTIVITIES

  Since 1994, Merkert and Rogers have acquired a total of 21 companies, successfully adding geographic coverage and resulting in increased revenues. In 1997, Merkert focused its integration activities on the elimination of duplicative costs and operations resulting from certain of these acquisitions thereby leveraging its infrastructure. As part of this initiative, Merkert integrated the T-D acquisition into its New England Division and merged the ABD acquisition with its Boerner Division, one of two Merkert divisions in the metropolitan New York area prior to the ABD acquisition.

  In connection with the implementation of Merkert's 1997 integration plans and other factors, Merkert lost Manufacturer accounts in the New England and New York regions representing approximately $7.0 million of revenues on an annualized basis. These losses, which were due primarily to Manufacturer conflicts, were mitigated, in part, by reductions in expenses. These reductions were primarily the result of reductions in expenses relating to the servicing of the lost Manufacturer accounts.

  Merkert has achieved cost savings in the integration of these acquisitions by eliminating duplicative offices and combining sales and administrative organizations and functions. The cost reductions achieved in connection with these 1997 integration activities have contributed to subsequent increases in operating income in New England, despite the loss in revenues.

  During 1998, Merkert further integrated its two metropolitan New York business units into one operation. This integration further eliminated duplicative offices, sales and administrative organizations and functions. In connection with the implementation of the 1998 integration plans and other factors, Merkert lost Manufacturer accounts primarily in the metropolitan New York region representing approximately $3.1 million in revenues on an annualized basis. These losses were due primarily to Manufacturer conflicts and other factors.

  In addition, during 1998, Merkert and Rogers began the integration of their combined operations. This process has already resulted in the integration of the mid-Atlantic region and the closure of a total of five offices in such region. The Company anticipates that the integration plan will be substantially completed by the closing of the Combination and the Offering and that the savings resulting from the integration actions will be substantially realized in the remainder of 1998 and in 1999. As a result of its ongoing integration activities, Merkert recorded a $2.3 million restructuring charge in the nine months ended September 30, 1998. This charge has been eliminated in the Company's Pro Forma Statement of Operations. The savings primarily result from the closing of offices due to overlapping geographic coverage and the elimination of duplicative operations including, among other things, the elimination of employee payroll and benefits, certain rental and office expenses relating to the closing of offices, and other direct costs. These savings will be offset, in part, by an anticipated loss of revenue resulting from Manufacturer conflicts. The anticipated loss of revenues resulting from Manufacturer conflicts is net of anticipated revenue gain resulting from, among other things, new product line representations on behalf of existing Manufacturers. In addition, the Company expects to incur an increase in lease expense and a reduction in depreciation expense as a result of the expected sale of Rogers' headquarters in Charlotte, North Carolina to a third party and the related leaseback of the facility to the Company. The following table sets forth the Company's expected Pro Forma Combined EBITDA as if all of the adjustments described above had occurred at the beginning of the respective periods. This unaudited pro forma financial data as adjusted does not purport to represent the Company's combined results of operations or financial position for any future period. The data set forth below should be read only in conjunction with, and are qualified by reference to, the

Company's Unaudited Pro Forma Combined Financial Statements and the Notes thereto and the Merkert and Rogers financial statements and Notes thereto included elsewhere in this Prospectus.

                                                                   NINE MONTHS
                                                      YEAR ENDED      ENDED
                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1998
                                                     ------------ -------------
                                                            (DOLLARS IN
                                                       THOUSANDS, EXCEPT PER
                                                            SHARE DATA)
PRO FORMA COMBINED EBITDA(1)(2).....................   $13,204       $ 7,584
 Integration Adjustments:
 Elimination of salaries, benefits, bonuses and
  other direct costs................................    19,378        11,417
 Elimination of rental and other office expenses....     1,084           813
 Loss of revenue resulting from Manufacturer con-
  flicts(3).........................................   (12,900)       (2,900)
 Elimination of non-recurring compensation charge
  relating to the Gerald R. Leonard Note............       --          1,271
                                                       -------       -------
Adjusted Pro Forma Combined EBITDA (after integra-
 tion adjustments)..................................   $20,766       $18,185
                                                       =======       =======
Adjusted Pro Forma Combined Net Income..............   $ 4,637       $ 4,860
                                                       =======       =======
Adjusted Net Income Per Share.......................   $  0.64       $  0.67
                                                       =======       =======

--------
(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company believes that EBITDA may be useful to investors for measuring the Company's ability to service debt, to make new investments and to meet working capital requirements. EBITDA as calculated by the Company may not be consistent with calculations of EBITDA by other companies. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(2) For a further discussion, see the Notes to Unaudited Pro Forma Combined Statement of Operations Adjustments on pages F-8 and F-10.

(3) The anticipated revenue gain resulting from, among other things, new product line representations on behalf of existing Manufacturers included in the pro forma adjustment is based on estimates which management believes are reasonable, but no assurance can be given that these estimates are accurate.

COMBINED LIQUIDITY AND CAPITAL RESOURCES FOLLOWING THE COMBINATION

  At September 30, 1998, the combined working capital deficit of Merkert and Rogers was $(31.2) million. Following the completion of the Offering and the application of the net proceeds therefrom and the borrowings available under the Term Loan and a portion of the amounts available under the Revolving Credit, the Company will have a working capital deficit of approximately $(3.7) million. See the Unaudited Pro Forma Combined Financial Statements and Notes thereto presented elsewhere in this Prospectus. The Company anticipates that its cash flow from operations, cash on hand and anticipated borrowings available under the Revolving Credit (as defined below) will provide cash sufficient to satisfy the Company's working capital needs, debt service requirements and planned capital expenditures for at least the next 12 months.

  The Company expects to incur up to $11.1 million in integration costs associated with the Combination of which approximately $3.3 million have been or will be paid prior to the closing of the Offering by Merkert and Rogers, approximately $1.5 million of which have been or will be paid with a portion of the proceeds at the Offering and the remainder will be paid subsequent to the Offering.

  On a combined basis, Merkert and Rogers used $1.8 million of net cash from operating activities for the first nine months of 1998 due to the effect of operating losses at Merkert. On a combined basis, cash flows from financing activities were $2.8 million for the first nine months of 1998 due to borrowing activity at Merkert.

  The Company has obtained the Commitment for the $75 million Credit Facility from First Union National Bank and First Union Capital Markets. First Union National Bank is an affiliate of Wheat First Securities, Inc., one of the Underwriters of the Offering. First Union Capital Markets is a division of Wheat First Securities, Inc. The Credit Facility consists of a five-year, secured, fully amortizing $50 million term loan (the "Term Loan") and a three-year, secured $25 million revolving line of credit (the "Revolving Credit"), which will be available upon the closing of this Offering. The Company will pay a commitment fee of approximately $2.5 million in connection with obtaining the Credit Facility. Together with the net proceeds of the Offering, the Company expects to use amounts available under the Credit Facility (including amounts available under the Term Loan and a portion of the amounts available under the Revolving Credit) to (i) repay approximately $17.1 million of indebtedness of Merkert and Rogers assumed in connection with the Offering, (ii) pay, or reserve for the payment of, approximately $29.6 million of obligations to certain sellers of previously acquired businesses, (iii) repay approximately $750,000 outstanding under a promissory note payable to Monroe & Company II, LLC which is attributable to certain of the Company's expenses, (iv) fund approximately $4.0 million of buyouts of employment arrangements of certain departing executives of Merkert as well as buyouts of certain consulting arrangements and (v) pay approximately $2.9 million of expenses incurred by Merkert American Corporation, and each of Merkert and Rogers and their respective stockholders in connection with the Combination. The Credit Facility will be secured by a lien on substantially all of the assets of the Company, Merkert, Rogers and their respective subsidiaries and by a pledge of 100% of the capital stock of Merkert, Rogers and such subsidiaries. In addition, the Credit Facility will be jointly and severally guaranteed by Merkert, Rogers and their respective subsidiaries.

  Interest shall be payable on the Term Loan and the Revolving Credit at a rate based on one of three customary interest rates plus an additional interest margin of 75 to 350 basis points. The applicable margin will be determined based on certain financial ratios of the Company. The Credit Facility will require the Company to make certain mandatory prepayments of amounts outstanding under the Credit Facility with the use of certain excess cash flow and certain proceeds of debt and equity financings. The Credit Facility will require the Company to comply with various affirmative and negative covenants, including, among others: (i) the maintenance of certain financial ratios, (ii) restrictions on additional indebtedness, (iii) restrictions on liens, guarantees, dividends and the disposition of assets and
(iv) obtaining the lenders' consent to acquisitions involving cash consideration in excess of a specified amount. The Credit Facility will be subject to the completion of customary loan documentation. The pricing, structure and other terms of the Credit Facility, including the interest rate but not the amount available under the Credit Facility, are subject to change by First Union National Bank under certain circumstances set forth in the Commitment Letter. See "Risk Factors--Potential Changes to Credit Facility Terms."

  The Company intends to pursue acquisition opportunities and expects to fund future acquisitions through the issuance of additional Common Stock, borrowings available under the Revolving Credit, debt or equity financings and cash flow from operations.

  The Company is obligated to make payments to the sellers of certain businesses acquired by Merkert and Rogers. In addition, the Company is obligated to make payments relative to the mortgage on the Merkert headquarters. The Company estimates the total principal and interest payments under these various obligations will be approximately $1.2 million over each of the next two years, decreasing to approximately $1.1 million over each of the three succeeding years. A portion of the net available borrowings under the Credit Facility will be used to repay, prior to their scheduled maturities, obligations of Merkert and Rogers to certain sellers of previously acquired businesses. The $9.3 million mortgage, which is a twenty year obligation at an interest rate of 8.56%, does not contain any financial covenants, but prohibits prepayment. The mortgage is payable in equal monthly installments over its life.

  Merkert currently has in place an $8.5 million revolving line of credit (the "Merkert Facility") which is scheduled to expire on February 1, 1999. Borrowings under the Merkert Facility bear interest at the lender's base lending rate. The terms of the Merkert Facility include certain negative covenants which include, without limitation, prohibitions on selling or otherwise disposing of material assets, incurring additional debt, and other customary negative covenants. Borrowings under the Merkert Facility are secured by a continuing security interest in Merkert's accounts receivable and all other debts, obligations and liabilities owing to Merkert.

  Rogers currently has in place a $10.0 million revolving credit facility (the "Rogers Facility") which is scheduled to expire on January 31, 1999. Borrowings under the Rogers Facility bear interest at the lower of: (i) the lender's one-month LIBOR index plus 2.70% and (ii) the lender's prime lending rate. The terms of the Rogers Facility include certain negative covenants which include, without limitation, restrictions on changes in ownership of Rogers, creation of liens on Rogers' assets, merger and acquisition transactions, dispositions of assets, and other customary negative covenants. Borrowings under the Rogers Facility are secured by a lien on Rogers' accounts receivable and a second mortgage on its corporate headquarters.

  Upon the consummation of the Offering, the Company will use a portion of the net available borrowings under the Credit Facility to repay all of the outstanding indebtedness of Merkert and Rogers under the Merkert Facility and the Rogers Facility. See "Use of Proceeds."

  The Company estimates that its ongoing requirements for capital expenditures, based on the requirements of Merkert and Rogers, will be approximately $2.0 million per year. Capital expenditures will be made to ensure that the Company maintains its strong position in information technology and systems and anticipates that significant capital will be required to upgrade and integrate the systems of companies acquired in the future. On a combined basis, Merkert and Rogers made capital expenditures of $2.2 million in 1997, exclusive of $5.5 million for the construction of a new corporate headquarters for Merkert.

SEASONALITY; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  Merkert and Rogers have both experienced, and the Company expects to continue to experience, fluctuations in quarterly revenues and operating results as a result of seasonal patterns. Rogers' business has been stronger in the first calendar quarter compared to Merkert's business due to its presence in Florida; while Merkert's business has been stronger in the fourth calendar quarter as a result of the historically strong sales in the northeast associated with the holiday season.

  Quarterly results may also be impacted by the timing of any future acquisitions as well as the timing of any consolidation activities undertaken. The Company's revenues may also be adversely impacted by disruptions in food production by Manufacturers it represents, particularly as it relates to weather dependent production, such as fresh produce.

INFLATION

  The Company does not believe that its revenues have been materially affected by inflation.

YEAR 2000 DISCLOSURE

  The statements in the following section include "Year 2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998 (the "Year 2000 Disclosure Act"). The protections available to the Company under the Year 2000 Disclosure Act do not apply to actions brought under the federal securities laws with respect to statements made in registration statements filed with the Securities and Exchange Commission.

  The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date sensitive systems recognize the year 2000 as 1900 or not at all. The inability to recognize or properly respond to the Year 2000 issue may cause systems to incorrectly process financial and operational information.

  The Company has developed and begun the implementation of a plan to evaluate, remediate and, where necessary, replace its information technology infrastructure, software, hardware and communications systems (the "IT systems") in light of the Year 2000 issue. The Company has substantially completed the evaluation of its IT systems and non-IT systems (such as climate control, copying machines, security systems and other comparable systems) for potential exposure to problems associated with Year 2000 compliance. The Company's assessment and evaluation efforts have included the testing of systems, inquiries of third parties and other research.

  Primarily as a result of the implementation of significant systems upgrades, the Company believes that it has substantially reduced its potential exposure to Year 2000 problems. These systems upgrades have included the replacement of Merkert's order processing system (including the electronic data interchange ("EDI")) with new hardware and software. The Company has tested the application of this order processing system at Merkert and such tests have yielded satisfactory results. As a result, the Company believes that this order processing system is Year 2000 compliant. Additionally, during the second quarter of 1999, the Company intends to convert Rogers' mid-Atlantic operations to the order processing system currently in use by Merkert and by Rogers in regions other than the mid-Atlantic, which the Company believes is Year 2000 compliant. The estimated cost of this conversion is approximately $0.1 million.

  The Company has determined that Merkert's financial reporting system is not Year 2000 compliant and intends to replace it with Rogers' existing system, which has been recently upgraded and which the Company believes is Year 2000 compliant. This replacement is expected to be completed by March 1999 and is estimated to cost approximately $0.2 million. See "--Combined Integration Activities."

  Substantially all of the costs incurred by the Company relating to the improvement of its IT systems were incurred in connection with planned upgrading activities rather than in response to the results of the Company's Year 2000 compliance evaluation. The Company does not anticipate any significant additional costs in connection with its Year 2000 compliance activities. However, if the Company's Year 2000 compliance efforts are not completed as scheduled, or if the cost of achieving Year 2000 compliance exceeds the Company's current estimates, the Year 2000 issue could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company intends to replace several PBX (telephone) systems at Rogers because they are not Year 2000 compliant. The estimated cost of the new telephone systems is $0.1 million. In addition, approximately $0.2 million of personal computers, which cannot be upgraded, will be replaced in the first quarter of 1999.

  The Company also is vulnerable to the failure by Manufacturers, Retailers or other third-party vendors or customers to identify and remedy their own Year 2000 issues. Although the Company has initiated efforts to communicate with such parties regarding their Year 2000 compliance efforts, the Company is unable to estimate the nature or extent of any potential impact resulting from the failure of these third parties to achieve Year 2000 compliance. There can be no assurance that any one or more of such third parties will not experience Year 2000 problems or that such problems will not have a material adverse effect on the Company.

  The Company has developed a contingency plan to transmit data that is ordinarily transmitted on the EDI system to third parties that are not Year 2000 compliant. Other than with respect to the transmission of such data, the Company has not developed a contingency plan in the event that it has not achieved Year 2000 compliance on or prior to December 31, 1999. The results of the Company's assessment and evaluation efforts to date have not yet identified a need for such contingency planning. The Company intends to continue to assess its Year 2000 compliance, to implement its Year 2000 compliance plans and to communicate with material third parties regarding their Year 2000 compliance efforts. In the event that the Company develops information indicating that contingency planning would be prudent, the Company intends to undertake such planning and to implement appropriate measures accordingly.

                                   BUSINESS

OVERVIEW

  The Company was organized in March 1998 to create a leading food brokerage firm providing outsourced sales, merchandising and marketing services to Manufacturers. The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with Retailers. The Company's principal source of revenues is commissions that it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  The Company has long-standing relationships with many of its Manufacturers, including Dean Foods/Birds Eye (41 years), H.J. Heinz (24 years), Minute Maid (44 years), Ocean Spray (29 years) and Pillsbury (19 years). Key Retailer relationships include C&S Wholesale Grocers, Inc., Food Lion Supermarkets, Hannaford Brothers, Kroger, Publix Supermarkets, Royal Ahold (including Stop & Shop, Bi-Lo and Giant Food), Safeway, Wakefern (Shop Rite), and Winn-Dixie. The Company represents more than 750 Manufacturers and more than 70,000 food and non-food stock-keeping units ("SKUs"), and does business with key Retailers in 22 states.

  Since 1994, Merkert and Rogers have acquired and integrated 21 companies, successfully adding coverage of new geographic markets and expanding representation of Manufacturers' product offerings within existing markets. The Company's strategic acquisition plan includes the selection, acquisition and management of businesses in brokerage market segments, including the retail food brokerage, food service brokerage and private label brokerage market segments.

  The Company will be the first publicly held food broker in the United States. The Company is the only food broker with comprehensive geographic coverage of the eastern United States and the capability to provide service to that region's largest Retailers. The eastern United States is the most highly concentrated retail store region in the United States and represents approximately 43% of national food store sales. The Company has 30 offices serving Retailers in 22 states. In 1997, the Company had pro forma combined revenue of approximately $230.4 million and pro forma combined net income of approximately $0.1 million.

  To date, the Company has conducted operations only in connection with the Combination and the Offering and will purchase all of the issued and outstanding capital stock of Merkert and Rogers in the Combination.

INDUSTRY OVERVIEW

  The Company estimates, based on information published by industry sources, that the food brokerage industry in the United States had annual commission revenues of approximately $6 billion in 1997. A portion of such revenues were earned in connection with retail merchandising activities. According to industry sources, the retail merchandising industry in the United States had annual revenues of approximately $11.7 billion (exclusive of retail merchandising revenues in the food brokerage industry) in 1997. Food brokers serve Manufacturers, Retailers and food service providers. Retail food brokers represent approximately 3,200 Manufacturers that sell to approximately 128,000 Grocery Stores and more than 700 wholesalers nationwide. The industry includes three types of food brokers, as follows:

  Retail Food Brokers. Manufacturers of branded food and non-food products use retail food brokers as a cost effective alternative to a direct sales force and rely on retail food brokers to provide local market penetration, integrated brand and category-management and access to local merchandising data. Retail food brokers typically perform two types of services on behalf of
Manufacturers: headquarters functions and retail store functions.

  Headquarters functions include services provided to both Manufacturers and Retailers at the headquarters level. Retail food brokers conduct business development activities, including sales calls and new product introductions to Retailers, on behalf of Manufacturers. Retail food brokers also assist Manufacturers in developing, reviewing and executing annual marketing plans. Other headquarters services include order management, supervision of shelf space management, coordination of Manufacturers' promotional spending, and facilitating the resolution of billing issues between Manufacturers and Retailers. In connection with the implementation of category management at the Retailers' headquarters level, retail food brokers assist Retailers by gathering and analyzing demographic, consumer, and store sales information utilized in the management of product categories as strategic business units.

  Retail store functions generally include execution of sales plans for Manufacturers' products at the store level by assisting in merchandising, shelf and display management, new store set-ups, implementation of promotional plans, and placement of point-of-sale coupons, signs and other information. Retail food brokers also assist Retailers with coupon and advertising programs, quality assurance and technical training (primarily in relation to prepared foods). In addition, retail food brokers assist Retailers and Manufacturers in the collection, analysis and application of retail sales data.

  The retail food brokerage industry has been growing as food brokers represent an increasing percentage of ACV. In 1997, the percentage of ACV sold through Grocery Stores was approximately 55% compared to 45% in 1985. According to Progressive Grocer, Grocery Store revenues, of which an increasing portion is represented by food brokers, are generally not materially adversely affected by economic downturns and have grown from approximately $292 billion in 1985 to $436 billion in 1997.

  The Company believes that the retail food brokerage industry is highly fragmented and is experiencing significant consolidation. In the past 10 years, the number of food brokerage firms has decreased from 2,500 to 1,000, while the number of sales representatives employed by such firms increased from 35,000 to 42,000. There are five multi-regional food brokerage firms, including the Company, each with an approximately 3% market share. In total, there are approximately 12 large regional food brokerage firms in the United States. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or by deferring the payment of a portion of the purchase price.

  The Company believes that the consolidation of food brokers is primarily the result of a desire by Manufacturers and Retailers to manage their businesses more efficiently and effectively by reducing the number of brokers they interact with in a given region. Additionally, management believes that consolidation within the food brokerage industry is being driven, in part, by the consolidation of Retailers and Manufacturers and the increasing demand for the application of more sophisticated information technology on the part of food brokers.

  Private Label Food Brokers. Private label food brokers work with Manufacturers to develop and manage private label programs on behalf of Retailers. A food broker's responsibilities in connection with a private label program may include procurement and inventory management and in-store delivery of private label products. The private label segment has been a substantial growth segment for Retailers in recent years.

  Food Service Brokers. Food service providers include operators of restaurants, school and hospital cafeterias and other similar establishments. The food service business also includes prepared meals sold at convenience stores. Food brokers sell Manufacturers' products to food service providers through a number of means, including headquarters sales calls and the representation of Manufacturers' products at trade shows. The food service segment of the industry has experienced significant growth in recent years as an increasing percentage of consumer spending for food in the United States has shifted to meals away from home.

BUSINESS STRATEGY

  The Company's objective is to become one of the leading national providers of outsourced sales, merchandising and marketing services to Manufacturers, Retailers and food service providers throughout the United States. The Company's business strategy comprises the following key elements:

  Expand Current and Develop New Manufacturer Relationships. The Company seeks to increase its representation of existing Manufacturers' product lines by representing Manufacturers' products in new geographic markets and non-supermarket trade channels, including mass merchandisers, food service providers, membership warehouses, drug stores and convenience stores. The Company also seeks to increase the range of products it represents on behalf of the Manufacturers it currently serves and enter into new relationships with Manufacturers.

  Provide Effective Marketing Support and Valuable Category Management Technology. The Company's marketing expertise and information technology system allow it to utilize local demographic information and information about retail store level conditions to understand consumer purchasing preferences in local markets. As a result, the Company is able to develop and implement targeted consumer sales promotions for its Manufacturers' products. The Company also deploys category analysts who use local sales data to assist Retailers with shelf schematics, category layouts and total store space management.

  Growth Through Strategic Acquisitions. The Company intends to pursue strategic acquisitions in the food brokerage industry. Since 1994, Merkert and Rogers have acquired and integrated 21 companies, successfully adding coverage of new geographic markets and expanding representations of Manufacturers' product offerings in existing markets. The Company's plans include the selection, acquisition and management of businesses in the following brokerage market segments:

  . Retail: A key element of the Company's acquisition strategy is to expand its geographic coverage by acquiring existing retail food brokerage firms in new geographic markets. The Company also seeks acquisition candidates that conduct business within the Company's existing territory and offer the Company the opportunity to expand its representation of Manufacturers and product categories and its coverage of Retailers within existing markets. The Company has identified two retail food brokers which operate in areas contiguous to the Company's current operations (one located in the Midwest and one in the Southeast) and which the Company believes may satisfy its criteria for strategic acquisitions. The Company has been engaged in preliminary discussions with each of these entities regarding such possible acquisitions. In the event that the Company acquires either or both of such entities, the transaction or transactions may be financed with amounts made available for such purpose under the Revolving Credit upon the consent of the Credit Facility lenders. In addition, the Company has engaged in preliminary acquisition discussions with certain large regional or multi-regional food brokers in connection with the implementation of the Company's strategy to become a national food broker. The Company's acquisition strategy is also focused on candidates that will enable it to represent additional product categories and cover additional distribution channels. In particular, the Company believes that health and beauty care and general merchandise brokerage and bakery, deli, meat, seafood, floral and produce brokerage have significant growth potential. The Company's strategic plans also include the coverage of convenience stores, as it believes convenience stores will account for an increasingly larger portion of food sales as sales of meal replacements and non-traditional grocery items continue to grow. Retail food brokerage represented approximately 78% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis.

  . Private Label: The Company believes that the private label food brokerage segment is currently fragmented and that the Company can further develop its private label operations through targeted acquisitions of private label food brokers within this growing segment of the food industry. Private label sales and brokerage represented approximately 15% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis.

  . Food Service: Sales to entities in the food service segment of the food industry represented approximately 3% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis. The Company believes that it will be able to expand its operations within the fragmented food service segment through the acquisition of existing food service brokers who sell Manufacturers' products to food service providers.

  The Company believes that its acquisition strategy will enable it to:

  . Strengthen Market Presence: By expanding its geographic coverage, the Company will be able to offer Manufacturers more extensive and better coordinated coverage of Retailers who operate across geographic regions. As the Company expands the portion of a given Manufacturer's sales that it represents, it will be better positioned to meet Manufacturers' needs by providing a wide range of services across a broader geographic area. This will enable Manufacturers to increase the effectiveness of their marketing programs and reduce the costs associated with managing their brokerage networks by using fewer food brokerage companies.

  . Benefit from Increased Economies of Scale: As the Company expands the number of Manufacturers and product lines it represents, it expects to realize certain economies which will result from the low incremental cost of representing additional Manufacturers and product lines. The Company also expects to recognize certain economies of scale as the Company expands its operations to cover a larger geographic region.

  . Improve Operating Efficiencies: The Company believes that as it integrates acquired companies it will be able to eliminate certain duplicative operations, facilities and personnel. The Company expects to realize cost savings through the consolidation of certain administrative functions.

  Increase Private Label Brokerage. The Company has a division that specializes in the development, procurement and inventory management of private label frozen products, including fruits, vegetables and other products on behalf of certain Retailers. The Company's private label division currently works in conjunction with Retailers such as A&P, Price Chopper, Publix and Royal Ahold (including Stop & Shop, Bi-Lo and Giant Food). In addition, the increasing geographic coverage of the Company will provide it with the opportunity to offer private label services to more retailers and more retail locations.

  Expand Food Service Brokerage. Sales to entities in the food service brokerage segment of the food industry currently represent a small part of the Company's business. The Company believes that there is a high degree of fragmentation in this industry segment and that the food service brokerage segment presents opportunities for profitable growth through strategic acquisitions, as well as through developing new account relationships through its existing operations. The Company intends to pursue expansion of its food service brokerage line within its existing geographic coverage and to develop food service brokerage in new territories.

  Seek International Opportunities. The Company believes that many opportunities exist outside the United States for sales, marketing and food brokerage services in connection with retail food stores and in the development of private label programs for Retailers. Certain Retailers, including Royal Ahold, J. Sainsbury PLC and Food Lion Supermarkets, among others, currently operate on an international basis. The Company believes that international expansion would involve the acquisition of food brokers in countries where food brokers are used by Manufacturers and Retailers. The Company has recently entered into an agreement to provide private label services to a Retailer based in Japan for its peanut butter and red wine products.

  Empower Local Management and Develop Professional Staff. The senior management of the Company will provide overall strategic direction and guidance with respect to acquisitions, financing, marketing and operations. In general, however, it is the intention of the Company to continue to operate its day-to-day business on a locally oriented basis. The Company intends to continue the development of proprietary "best practices" by emphasizing an entrepreneurial culture at the local level. The Company believes that the flexibility of a locally oriented approach to operational matters enables the Company to effectively respond to changes in the competitive environment.

  The Company believes that a key factor to its continuing success is the strength of its professionals. The development and training of employees has contributed to the Company's continued growth and profitability. In keeping with the Company's philosophy and operating structure, the Company intends to continue to manage employee relations and human resource development at the local level. Management at the local level is responsible for developing and training the professional staff which reports to them and for creating an environment that promotes employee satisfaction and optimal performance.

COMPANY HISTORY

  The Company was organized in March 1998 and, to date, has conducted operations only in connection with the Combination and the Offering. See "Certain Transactions--Organization of the Company" and "The Combination." Unless the context otherwise requires, references to the "Company" herein mean Merkert American Corporation together with Merkert and Rogers after consummation of the Combination.

  Merkert Enterprises, Inc., one of the entities to be acquired in the Combination, has operated as a food broker in the northeastern and mid-Atlantic regions of the United States since 1950. In 1997, Merkert Enterprises, Inc. had total revenues of approximately $147.4 million and net losses of $3.4 million. For the first nine months of 1998, Merkert Enterprises, Inc. had total revenues of $100.5 million and net losses of $6.3 million. The principal source (71%) of the 1997 total revenues of Merkert Enterprises, Inc. was from commissions it received from Manufacturers. Merkert Enterprises, Inc. also manages private label programs on behalf of selected Retailers. Merkert Enterprises, Inc. has grown its revenues both through internally generated growth and through acquisitions, having acquired and integrated six smaller food brokers since 1994. Merkert Enterprises, Inc. financed such acquisitions, in part, with debt and/or by deferring the payment of a portion of the purchase price. A portion of the net available borrowings under the Credit Facility will be used to repay certain of such acquisition-related obligations of Merkert Enterprises, Inc. Primarily as a result of such obligations, as well as a substantial tax liability, Merkert Enterprises, Inc. has experienced losses and a working capital deficit in recent years. The stockholders of Merkert Enterprises, Inc. have agreed to pay such tax liability from cash otherwise payable to them in connection with the Combination. After giving effect to the Offering and the expected application of the net proceeds therefrom and the application of the Term Loan and a portion of the amounts available under the Revolving Credit, the Company will have a working capital deficit of approximately $(3.7) million. See "Risk Factors--Implementation of Acquisition Strategy; Risks Related to Growth Strategy," "--Merkert Enterprises, Inc.-- History of Losses," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Merkert," and "--Liquidity and Capital Resources--Merkert."

  Rogers has operated as a food broker in the southeastern region of the United States since 1934. In 1997, Rogers had total revenues of approximately $83.0 million and net income of $0.7 million. For the first nine months of 1998, Rogers had total revenues of $62.6 million and net income of $0.4 million. All of Rogers' 1997 revenues were derived from commissions it received from Manufacturers. Rogers has grown its revenues both through internally generated growth and through acquisitions, having acquired and integrated 15 smaller food brokers since 1994. Rogers financed such acquisitions, in part, with debt and/or by deferring the payment of a portion of the purchase price. A portion of the net available borrowings under the Credit Facility will be used to repay certain of such acquisition-related obligations of Rogers. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

SERVICES AND OPERATIONS

  The Company has traditionally provided Manufacturers with a full array of sales, marketing and administrative services and has been paid a commission by Manufacturers. In certain cases, the Company has entered into "hybrid" arrangements with Manufacturers under which the Company provides less than full geographic coverage and/or services. Commissions from full and hybrid services represented approximately 82% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis. The functions and services provided by the Company are described below.

  Full Services. The Company currently provides full services to approximately 92% of the Manufacturers that it represents. When the Company provides full services to a Manufacturer in connection with the sale of its products to Retailers, the commission is generally 3% of the Manufacturer's net sales to such Retailers. The services that the Company provides to Manufacturers in a full services arrangement include:

  . Account Service and Business Development: In general, the Company's Manufacturers are serviced by business managers, each of whom is responsible for identified products of a number of Manufacturers within one region (such as New England). The Company's business managers, customer service personnel and support staff utilize information developed by the Company to assist Manufacturers in devising strategic sales plans and achieving merchandising goals and in utilizing retail information to develop customized marketing strategies, including determining the assortment of current and new products to be offered and promotions designed to increase revenues and profitability. The activities of these business managers are supervised by general managers who manage categories of products such as groceries, frozen foods and perishables, or health, beauty care and confection products.

    The Company's Regional Business Managers ("RBMs") are Company executives who provide the primary link between the Company and certain of the Company's largest Manufacturers. Each of the Company's RBMs is dedicated to a single Manufacturer and directs a multi-regional team (a "Manufacturer Team") comprised of business managers (each of whom manages the Company's activities on behalf of a Manufacturer in a specified region), customer service personnel and support staff. These RBMs provide their Manufacturers with services similar to those provided by business managers.

  . Administrative Management: The Company handles both order management and certain billing management services for Manufacturers. The Company's order management system enables it to perform all major order management functions relating to orders for goods from Retailers to Manufacturers. The Company has developed a centralized order management system to generate electronic orders through the EDI system. This system enables the Company to verify quantities, product codes, pricing, pack sizes and promotions pertaining to an order. The Company's order management system also reconciles Manufacturer invoices with Retailer purchase orders and manages and processes promotional allowances and credits for Retailers. In addition, the Company facilitates the resolution of billing issues between Manufacturers and Retailers.

  . Category and Shelf Space Management: The Company's category management analysts and shelf space management analysts serve as liaisons, linking the Company, RBMs, business managers and Manufacturer Teams with retailer teams, comprised of headquarters account managers and retail merchandisers ("Retailer Teams"). These retail analysts develop information from retail data collected by the Company's Retailer Teams and by outside sources, including ACNielson Corp. and Information Resources, Inc. RBMs and business managers use this information in developing multi-regional, regional and local strategies with Manufacturers. Retailer Teams also use this information, as well as store-specific sales and demographic information provided by these analysts, to implement sales and merchandising strategies at the local level. These category management activities enable Manufacturers to prepare fact-based selling strategies used in product and promotional planning. These activities also enable Retailers to increase sales and profitability by more effectively utilizing their resources, including shelf space as well as marketing and promotional expenditures.

  . Retail Services: In general, the Company's headquarters account managers and retail merchandisers represent a wide range of Manufacturers' products to specified Retailers within a region. The Company's headquarters account managers call upon Retailers at the headquarters level and represent numerous products on behalf of the Company's Manufacturers. The Company's largest Retailers are called upon by multiple headquarters account managers, each representing specific product categories such as groceries, frozen food/perishables or health, beauty care and confectionery products. Smaller Retailers are generally called upon by headquarters account managers who represent multiple product categories. Headquarters account managers help execute sales plans developed by RBMs, business managers and Manufacturers. Through their frequent service calls, the Company's retail merchandisers develop relationships with store managers and in-store category managers and assist headquarters account managers to execute sales plans for Manufacturers' products. The Company's retail merchandisers execute sales plans at the store level by providing shelf and display management, new store set-ups, stocking of new items and placement of point-of-sale coupons and signs.

    The Company's largest Retailers are serviced by dedicated Retailer Teams. In some cases, these dedicated Retailer Teams include shelf space management analysts who provide shelf management and display expertise.

    The Company also initiates and executes local marketing events on behalf of Manufacturers in order to build Manufacturer brand recognition. These efforts include the preparation and display of special signage, coupon programs and other promotional activities between Manufacturers and Retailers.

  Hybrid Services. In response to increasing demand from certain Manufacturers who are outsourcing more of their retail services functions, the Company has recently entered into "hybrid" agreements under which the Company provides only specified services, geographic coverage and Retailer coverage to a Manufacturer. The Company has entered into hybrid agreements with approximately 5% of the Manufacturers the Company represents. The fee for such services varies based on the particular services provided. By providing a flexible alternative to commission-based pricing, the Company has increased the total number of Manufacturers it represents and believes that such hybrid services may also result in sales of additional services to Manufacturers. Providing retail-only services is a common hybrid arrangement. Retail-only services primarily include initial retail shelf set-ups and subsequent store shelf space management. The Company provides retail-only services to approximately 3% of the Manufacturers it represents. These retail-only services generally provide for compensation equivalent to a commission of approximately 1.0% of the value of product sales to the Retailer.

  Private Label. The Company's private label division, which accounted for approximately 14% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis, develops, procures, and manages inventory of private label products (including frozen fruits and vegetables and other products) on behalf of certain Retailers. This division works in conjunction with major Retailers such as A&P, Price Chopper, Publix and Royal Ahold. The Company intends to expand its private label programs into all of its regional markets as part of the integrated package of services the Company offers.

  Store Supplies. The Company's store supplies division, which accounted for approximately 4% of the Company's revenues for the year ended December 31, 1997 on a pro forma basis, operates as a distributor for Monarch Marking Systems, Inc. and sells price marking equipment, labels and other related store supplies to Retailers in New England and metropolitan New York City. In addition, the Company sells a bio-degreaser product to Retailers' supermarket, meat and bakery departments, restaurants and other food service customers directly and through local distributors. The Company intends to expand distribution of this bio-degreaser product into all its markets.

MANUFACTURERS AND RETAILERS

  Manufacturers. The Company has had up to 44 years of successful relationships with companies such as Dean Foods/Birds Eye, H.J. Heinz, Lipton, Minute Maid, Ocean Spray, Pillsbury, Quaker and hundreds of others. These companies manufacture grocery-related and food service products covering a wide spectrum of categories and sub-categories from staples to perishables. The Company acts as the exclusive broker for certain products of a Manufacturer only within specific geographic regions. Manufacturers typically use multiple food brokers, divided by product line or geographic market. No single Manufacturer represented more than 5% of the Company's revenues for the year ended December 31, 1997, on a pro forma basis.

  Retailers. On the retail side, the Company has a long established history with many large and mid-sized Retailers in the food industry. Many of these Retailers are, or are owned by, some of the world's largest food retailers, while others are leading regional players. No single Retailer represented more than 6% of the Company's revenues for the year ended December 31, 1997, on a pro forma basis. The top Retailers serviced by the Company based on 1997 revenues include those listed below:

   RETAILER NAME                                      OPERATING REGION
   -------------                               -------------------------------
   C&S Wholesale Grocers, Inc................. Northeast US
   Food Lion, Inc./Delhaize................... Southeast US
   Hannaford Brothers......................... New England and southeast US
   J. Sainsbury PLC (Shaws Supermarkets)...... New England and mid-Atlantic US
   Kroger..................................... Southeast US
   Publix Supermarkets........................ Southeast US
   Royal Ahold (including Stop & Shop, Bi-Lo
    and Giant Food)........................... Eastern US
   Safeway.................................... Mid-Atlantic US
   Supervalu.................................. Northeast and southeast US
   White Rose................................. Northeast US
   Wakefern (Shop Rite)....................... Mid-Atlantic US
   Winn-Dixie................................. Southeast US

INFORMATION TECHNOLOGY

  The application of information technology has become an increasingly important element in the food brokerage industry. In order to provide Manufacturers and Retailers with the most efficient and useful information and services, the Company has invested in current retail information technology.

  Electronic Data Interchange. The EDI system, which was first used in the industry in 1980, streamlines order communications among food brokers, Retailers and Manufacturers. EDI has played a growing role as an increasing number of Manufacturers, Retailers and food brokers have integrated their systems with EDI. Orders sent by EDI are transmitted on-line from the Retailer to the Company and entered automatically into the Company's order databases. Orders are reviewed by the Company to verify that quantities, product codes, pricing, pack sizes and promotions have been correctly submitted. The Company then places orders with certain Manufacturers via EDI. By reducing manual order processing, the system significantly curtails order input errors, expedites order processing and reduces the number of personnel required to fulfill this function.

  Retail Information. The Company utilizes a retail reporting system to update Manufacturers with store-specific information regarding their products. The Company's retail representatives record information on in-store merchandise conditions, including product placement and pricing information. This information is then entered into the Company's retail reporting system. The Company's retail reporting system allows both the Company and its Manufacturers to easily access store-level information. The Company believes that it is one of only a few food brokers offering comprehensive merchandising information regarding store-specific retail conditions.

  Local Area Network and Web Technology. The Company was among the first food brokers to install a company-wide local area network and wide area network, enabling it to provide on-line information to Manufacturers and Retailers. To disseminate this information, the Company utilizes the internet and dedicated extranets. The Company's internet site on the worldwide web is being developed to market the Company's services to potential Manufacturers and Retailers. The Company's on-line service allows it to communicate with Retailers and Manufacturers and to provide them with marketing, sales and other information related to their products and operations.

COMPETITION

  The food brokerage market is large and fragmented, with brokers serving numerous local markets and a few large brokers serving multiple regions in the United States. The Company acts as the exclusive broker for certain products of a Manufacturer only within specific geographic markets. Manufacturers typically use multiple food brokers, divided by product line or geographic market. The Company competes with other food brokers for the right to represent Manufacturers' product lines to Retailers. The Company competes with brokers serving local markets as well as large brokers serving multiple regions. Competition is based primarily on breadth of geographic coverage, and the quality and scope of services provided. In addition, many Manufacturers, including some of the Manufacturers served by the Company, employ sales personnel to sell directly to Retailers and distributors. See "Risk Factors-- Competition."

  The entire food distribution chain, including Manufacturers, Retailers, and food brokers, has been consolidating over the past 10 years. As the market becomes more concentrated in terms of the total number of Manufacturer and Retailer accounts served by food brokers, the Company believes that large brokers that can provide a full array of services to leading Manufacturers and Retailers across multiple geographic markets have a competitive advantage. The Company believes that Manufacturers will favor large regional and national food brokers with the personnel and technology resources necessary to operate in an increasingly sophisticated and complex environment, and the capability to provide the local market focus required by Manufacturers and Retailers.

  The Company will, upon completion of the Offering, become the first publicly held food broker in the United States, with operations spanning most of the eastern United States. The Company is one of the five largest food brokers in the United States and competes with the nation's other multi-regional food brokers--Advantage Sales, Richmont Marketing Specialists, Crossmark and Acosta-PMI. In total, there are approximately 12 large regional food brokerage firms in the United States. On a local and regional basis the Company competes with Pezrow, Eastern States, and MAI. Some of the Company's competitors include alliances of smaller regional food brokers.

COMBINATION--INTEGRATION OF FUNCTIONS

  In connection with the Combination, the Company has developed an integration program to implement appropriate organizational and operational changes in connection with the Combination. This program provides a framework by which the administrative functions of both Merkert and Rogers may be rationalized and combined into a single unit. Payroll administration and reporting, for example, will be centralized at the Company's headquarters to eliminate redundancies. Financial and management reporting systems will also be integrated, using the systems already in place at Rogers. Moreover, as both Merkert and Rogers already utilize the same order processing system (with the exception of Rogers' mid-Atlantic operations), this administrative function will be integrated and provide the Company with further operating efficiencies. The Company intends to substantially complete the integration of Merkert and Rogers prior to the end of 1998. The Company's integration program includes coordination efforts with Manufacturers to minimize Manufacturer conflicts and any related losses in connection with the Combination.

EMPLOYEES

  The Company has approximately 3,000 full and part-time employees. The Company believes that its relations with its employees are good. Management believes that none of the Company's employees is a member of any labor union.

PROPERTIES

  The Company's executive offices are located at 490 Turnpike Street, Canton, Massachusetts 02021. The Company's telephone number at such location is (781) 828-4800. In addition to its executive offices, which are owned, the Company maintains 30 sales offices in 22 states in the eastern United States, 28 of which are leased and two of which are owned. The two owned facilities are the largest and are:

                                                  APPROXIMATE
     LOCATION           PRINCIPAL USAGE         AREA IN SQ. FT.         LEASED/OWNED
     --------           ---------------         ---------------         ------------
     Charlotte, NC          Office                  54,000                 Owned*
     Canton, MA             Office                  50,000                 Owned

--------
* This facility is currently owned by Rogers. Following the Combination, the Company intends to sell this facility to a third party. Such third party will lease this facility to the Company. The net proceeds of the sale will be distributed to certain Rogers shareholders. See "Certain Transactions."

  The Company believes that its properties are generally well maintained and in good condition. The Company believes that its properties are adequate for present needs and that suitable additional or replacement space will be available as required.

LEGAL PROCEEDINGS

  Merkert and Rogers have separately received written notices from the sellers of two food brokerage businesses acquired by them alleging the breach of certain covenants contained in agreements with such sellers. In each case, such sellers are claiming that such breaches have caused the acceleration of certain payments to such sellers of the deferred purchase price and employment-related obligations. In the case of Rogers, the obligations to such sellers are secured by a lien on the assets and a pledge of the capital stock of Rogers' Florida subsidiary, Rogers-American Company of Florida, Inc. Rogers has entered into a settlement agreement with such sellers providing for a buyout of substantially all obligations to such sellers and a release of such sellers' security for a cash payment of $4.27 million. Such buyout is contingent on the completion of the Offering and will be funded with a portion of the net available borrowings under the Credit Facility. In the case of Merkert, such sellers have filed an arbitration demand claiming breach of contract and seeking (i) acceleration of the payment of deferred purchase price in the amount of approximately $7.4 million, together with interest, costs and attorneys' fees and (ii) termination by such sellers of their employment with Merkert for cause, which termination would not relieve Merkert of its liability under such sellers' employment agreements and would render the non-competition and confidentiality covenants null and void. The arbitration is currently pending before the American Arbitration Association. In connection with the acquisition of Merkert, a portion of the cash purchase price will be held in escrow to cover a portion of the potential liabilities resulting from an adverse outcome of this arbitration. Taking into account such escrow and the expected use of the borrowings available under the Term Loan and a portion of the amounts available under the Revolving Credit (which expected use includes the funding of obligations relating to such matter), the Company believes that such matter, if determined adversely to the Company, would not have a material adverse effect on its financial condition or results of operations. Merkert is currently the subject of an audit with respect to its federal income tax returns for its fiscal years 1995, 1996 and 1997. In connection with the acquisition of Merkert, a portion of the cash purchase price will be held in escrow to cover potential liabilities resulting from the audit and the Company does not believe that the ultimate outcome of this audit will have a material adverse effect on its financial condition or results of operations. The Company is from time to time a party to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, any liability that the Company might incur upon the resolution of any such litigation will not, in the aggregate, have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information concerning the Company's directors and executive officers and those persons who will become directors and executive officers upon consummation of the Offering.

      NAME                          AGE                 POSITION
      ----                          ---                 --------
   Gerald R. Leonard...............  51 Chairman of the Board, Chief Executive
                                        Officer and President
   Douglas H. Holstein.............  55 Chief Operating Officer of the Company,
                                        President of Rogers (a subsidiary of the
                                        Company) and Director
   Joseph T. Casey.................  43 Chief Financial Officer and Treasurer
   Sidney D. Rogers, Jr............  46 Chief Administrative Officer and
                                        Secretary
   Marty D. Carter.................  39 Vice President of Acquisitions and Chief
                                        Financial Officer of Rogers (a
                                        subsidiary of the Company)
   Glenn F. Gillam.................  47 President of Merkert (a subsidiary of the Company)
   Edward P. Grace, III............  48 Director
   James L. Monroe.................  39 Director
   James A. Schlindwein............  70 Director

  Gerald R. Leonard will become Chairman of the Board, Chief Executive Officer and President of the Company upon consummation of the Offering. Mr. Leonard has been Chief Executive Officer of Merkert since September 1994. From May 1992 to September 1994, Mr. Leonard served Merkert as President of the Food Enterprises, New England Division, and has been with Merkert in various executive capacities since 1983. Mr. Leonard has also held sales and management positions with Procter & Gamble, William Underwood Company and Green Giant Company. Mr. Leonard has more than 26 years of experience in food brokerage, manufacturing and related industries.

  Douglas H. Holstein will become Chief Operating Officer, President of Rogers, and a director of the Company upon consummation of the Offering. Mr. Holstein has been President of Rogers since January 1993, and has been with Rogers in various executive capacities since 1981. Prior to joining Rogers, Mr. Holstein was the Regional Director of the Southeast for the Green Giant Company.

  Joseph T. Casey will become Chief Financial Officer and Treasurer of the Company upon consummation of the Offering. Mr. Casey has been Chief Financial Officer of Monroe & Company, LLC since 1997. From 1993 to 1997 Mr. Casey was the Chief Financial Officer for the Quality Systems Group of Intertek Testing Services. Prior to Intertek, Mr. Casey held several financial management positions with EG&G. Mr. Casey began his career at Arthur Andersen & Co.

  Sidney D. Rogers, Jr. will become Chief Administrative Officer and Secretary of the Company upon consummation of the Offering. Mr. Rogers has been Chief Financial Officer and Vice President of Merkert since 1994 and has been with Merkert since 1977. Prior to serving as Chief Financial Officer of Merkert, Mr. Rogers was Vice President of Administration of Merkert since 1986.

  Marty D. Carter will become Vice President of Acquisitions of the Company and Chief Financial Officer of Rogers (a subsidiary of the Company) upon consummation of the Offering. Mr. Carter has been the Chief Financial Officer of Rogers since 1987. From 1984 to 1987, Mr. Carter was in the audit practice group of Touche Ross & Co.

  Glenn F. Gillam became President of Merkert (a subsidiary of the Company) on June 1, 1998. Mr. Gillam has been President of the Food Enterprises, New England Division, of Merkert since 1994, and has been with Merkert in various capacities since 1983. Mr. Gillam has held sales and management positions with companies involved in health and beauty care/general merchandise, frozen food, confection and grocery since 1973.

  Edward P. Grace, III will become a director upon consummation of the Offering. Mr. Grace is President of Phelps Grace International, Inc., a restaurant consulting and investment company. From 1989 until September 1996, Mr. Grace served as Chairman of the Board, President and Chief Executive Officer of Bugaboo Creek Steak House, Inc., operator of Bugaboo Creek Steak House and The Capital Grille restaurants. Mr. Grace is Vice Chairman and a director of RARE Hospitality International, Inc. and a director of Professional Facilities Management, Inc. He also serves as a Trustee of the University of Vermont and of Johnson & Wales University.

  James L. Monroe has served as President of the Company since March 1998. Upon consummation of the Offering, Mr. Monroe will become a director of the Company. In 1997, Mr. Monroe founded Monroe & Company, LLC, a merchant banking firm that invests in companies in consolidating industries. From January 1994 until December 1996, Mr. Monroe was a Senior Vice President of Oppenheimer & Co., Inc., an investment banking and brokerage firm, where he managed the Boston corporate finance department and the national consumer industry banking practice. From 1992 until 1993, Mr. Monroe was a Managing Director of Advest, Inc., an investment banking and brokerage firm. Mr. Monroe has 13 years of investment and merchant banking experience.

  James A. Schlindwein will become a director of the Company upon consummation of the Offering. Mr. Schlindwein has been a director of Merkert since 1995. Prior to his retirement in September 1994, Mr. Schlindwein served as Executive Vice President, Merchandising Services, and a director of Sysco Corporation, a national institutional food service distributor, where he had served since 1980. He is also a director of Tri-Valley Growers, EMMPAK Foods, Inc. Alaska Seafood International, Chilay Corporation and Thompson's Pet Pasta Products, Inc.

BOARD OF DIRECTORS

  The business of the Company is managed under the direction of the Board of Directors. After consummation of the Combination and the Offering, the Board of Directors will consist of five directors. The Company's Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into two classes until the day of the first election of Class II Directors occurring after the consummation of the Offering, and from and after such date, the Board of Directors shall be divided into three classes (such event, the "Board Conversion"). On the date of the Board Conversion, the Class II Directors will be elected for a two-year term, and the initial class of Class III Directors will be elected for a three-year term. The Amended and Restated Certificate of Incorporation further provides that following the Board Conversion, each class of the Board of Directors will be chosen for staggered three-year terms upon the expiration of their then-current terms. Holders of shares of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

  Following consummation of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Audit Committee, a majority of which will be outside directors, will recommend to the Board of Directors the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent accountants, review with management and the independent accountants the Company's year-end operating results, consider the adequacy of the internal accounting procedures and consider the effect of such procedures on the accountants' independence. The Compensation Committee, which will consist solely of outside directors, will review and recommend to the Board of Directors the compensation arrangements for all directors and officers, approve such arrangements for other senior level employees and administer and take such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee will also determine the number of options to be granted or shares of Common Stock to be issued to eligible persons under the Company's 1998 Stock Plan. In addition, the Compensation Committee will construe and interpret the 1998 Stock Plan and issuances thereunder, and establish, amend and revoke rules and regulations for administration of the 1998 Stock Plan.

  Members of the Board of Directors who are also employees of the Company do not receive compensation for their services on the Board of Directors or any committee thereof. Each director who is not an employee of the Company (an "Independent Director") receives an annual fee of $25,000. Upon consummation of the Offering, each Independent Director will be granted an option to purchase 20,000 shares of Common Stock at an exercise price equal to the initial public offering price per share of Common Stock. Under the 1998 Stock Plan, each new Independent Director elected following the Offering is entitled to receive an initial grant of an option to purchase 20,000 shares of Common Stock upon his or her election to the Board of Directors, and each Independent Director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders, beginning with the 1999 annual meeting, will automatically be granted an option to purchase 5,000 shares of Common Stock. In addition, the Independent Director who serves as chairman of the Audit Committee of the Board of Directors will receive options to purchase an additional 5,000 shares of Common Stock upon consummation of the Offering and an additional 5,000 shares of Common Stock on the fifth business day after each annual meeting of stockholders beginning with the 1999 annual meeting. All options granted to Independent Directors under the 1998 Stock Plan shall vest 50% upon the first anniversary of the grant date, and the remaining 50% shall vest in equal annual installments over the number of years remaining in each Director's term as of the first anniversary of the date of grant, shall terminate upon the tenth anniversary of the date of grant and will have an exercise price per share equal to the fair market value of the Common Stock on the date of such grant. See "--1998 Stock Option and Incentive Plan-Stock Options Granted to Independent Directors."

  All members of the Board of Directors are reimbursed for travel expenses incurred in attending meetings of the Board of Directors and its committees.

EXECUTIVE COMPENSATION; EMPLOYMENT AND NONCOMPETITION AGREEMENTS

  The Company was incorporated in March 1998, has conducted no operations other than those associated with the Offering and the Combination, and will not pay any of its executive officers any compensation prior to the consummation of the Offering. The Company will enter into employment and noncompetition agreements upon consummation of the Offering with certain of its executive officers. The material terms of these agreements are summarized below.

  Each of Messrs. Leonard, Holstein, Rogers, Carter and Gillam will enter into employment and noncompetition agreements with the Company providing for base salaries of $400,000, $300,000, $195,000, $175,000 and $300,000, respectively.
Each employment and noncompetition agreement will be for a term of three years, and unless terminated or not renewed by the Company or the executive officer, the term will continue thereafter. In general, these agreements will provide that the executive officer's employment with the Company may be terminated for "cause" by the Company for (i) dishonest statements or acts which constitute material disloyalty or dishonesty toward the Company or cause significant damage to the Company; (ii) the commission by or indictment of the executive officer for a felony, or any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) an uncured failure by the executive officer to perform a substantial portion of his duties and responsibilities; (iv) uncured gross negligence, willful misconduct or insubordination; or (v) an uncured material breach of any of his material obligations under the employment and noncompetition agreement. In the event of termination of employment by the Company without cause, the executive officer will be entitled to receive from the Company continuation of his then current base salary until the later of expiration of the initial term or twelve months from the date of termination of employment, provided that in the case of Messrs. Holstein and Carter, the executive officer will also be entitled to receive from the Company continuation of health plan benefits and automobile benefits until the expiration of the initial term. Each employment and noncompetition agreement will contain a covenant not to compete with the Company during the initial term of the agreement and for a period of one year following termination of employment or, if longer, for the period during which the executive officer shall be entitled to receive continuation of his base salary following termination of employment by the Company without cause.

1998 STOCK OPTION AND INCENTIVE PLAN

  On May 20, 1998, the Board of Directors of the Company adopted, and the stockholders approved, the initial 1998 Stock Plan and on July 1, 1998, the Board of Directors of the Company adopted, and the stockholders approved, the Amended and Restated 1998 Stock Option and Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan is designed and intended as a performance incentive for officers, employees, consultants and Independent Directors to promote the financial success and progress of the Company. The Company anticipates that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. All officers and Independent Directors are eligible to participate in the 1998 Stock Plan.

  The 1998 Stock Plan provides for the issuance of up to thirteen percent of the number of shares of Common Stock outstanding from time to time. Upon consummation of the Offering, the Company will have reserved 938,340 shares of Common Stock for issuance under the 1998 Stock Plan, of which 657,000 shares will be subject to outstanding options and 281,340 will remain available for issuance. On and after the date the 1998 Stock Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), options with respect to no more than the total number of available shares of Common Stock may be granted to any one individual in any calendar year.

  The following summary description does not purport to be complete and is qualified in its entirety by the 1998 Stock Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Plan Administration; Eligibility. The 1998 Stock Plan is administered by the Board of Directors or the Compensation Committee thereof. All members of the Committee must be "non-employee directors" as that term is defined under the rules promulgated by the Securities and Exchange Commission and "outside directors" as defined in Section 162(m) of the Code and the regulations promulgated thereunder.

  The Compensation Committee has full power to select, from among the employees and other persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 1998 Stock Plan. The Compensation Committee may permit Common Stock, and other amounts payable pursuant to an award, to be deferred. In such instances, the Compensation Committee may permit dividends or deemed dividends, if any, to be credited to the amount of deferrals.

  Persons eligible to participate in the 1998 Stock Plan will be those officers, employees and other key persons, such as consultants, of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries, as selected from time to time by the Compensation Committee. Independent Directors will also be eligible for certain awards under the 1998 Stock Plan.

  Stock Options. The 1998 Stock Plan permits the granting of (i) options to purchase Common Stock intended to qualify as incentive stock options under
Section 422 of the Code ("Incentive Options") and (ii) options that do not so qualify ("Non-Qualified Options"). Only employees of the Company and its subsidiaries may be granted Incentive Options. The option exercise price of each option will be determined by the

Compensation Committee but may not be less than 100% of the fair market value of the Common Stock on the date of grant in the case of Incentive Options, and may not be less than 85% of the fair market value of the Common Stock on the date of grant in the case of Non-Qualified Options.

  The term of each option will be fixed by the Compensation Committee and may not exceed ten years from the date of grant in the case of an Incentive Option. The Compensation Committee will determine at what time or times each option may be exercised and, subject to the provisions of the 1998 Stock Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee.

  Upon exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Compensation Committee or, if the Compensation Committee so permits, by delivery of shares of Common Stock already owned by the optionee. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee.

  At the discretion of the Compensation Committee, stock options granted under the 1998 Stock Plan may include a "re-load" feature pursuant to which an optionee exercising an option by the delivery of shares of Common Stock would automatically be granted an additional stock option (with an exercise price equal to the fair market value of the Common Stock on the date the additional stock option is granted) to purchase that number of shares of Common Stock equal to the number delivered to exercise the original stock option. One of the purposes of this feature is to enable participants to maintain an equity interest in the Company without dilution.

  To qualify as Incentive Options, options must meet additional U.S. Federal tax requirements, including limits on the value of shares subject to Incentive Options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

  Stock Options Granted to Independent Directors. The 1998 Stock Plan provides for the automatic grant to each Independent Director of a Non-Qualified Option to purchase 20,000 shares of Common Stock in connection with the consummation of the Offering. The 1998 Stock Plan also provides for the automatic grant to each Independent Director of a Non-Qualified Option to purchase 20,000 shares of Common Stock upon his or her initial election to the Board of Directors following the Offering. Each Independent Director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders, beginning with the 1999 annual meeting of stockholders, will also automatically be granted on such day a Non-Qualified Option to acquire 5,000 shares of Common Stock. In addition, the Independent Director who serves as chairman of the Audit Committee of the Board of Directors will receive options to purchase an additional 5,000 shares of Common Stock upon consummation of the Offering and an additional 5,000 shares of Common Stock on the fifth business day after each annual meeting of stockholders beginning with the 1999 annual meeting. The exercise price of each such Non-Qualified Option will be the fair market value of the Common Stock on the date of grant. All of such Non-Qualified Options granted to Independent Directors shall vest 50% upon the first anniversary of the grant date, and the remaining 50% shall vest in equal annual installments over the number of years remaining in each Director's term as of the first anniversary of the date of grant and shall terminate on the tenth anniversary of the date of grant.

  Stock Appreciation Right. The Compensation Committee may award a stock appreciation right ("SAR") either as a freestanding award or in tandem with a stock option. Upon exercise of the SAR, the holder will be entitled to receive an amount equal to the excess of the fair market value on the date of exercise of one share of Common Stock over the exercise price per share specified in the related stock option (or, in the case of freestanding SAR, the price per share specified in such right, which price may not be less than 85% of the fair market value of the Common Stock on the date of grant) times the number of shares of Common Stock with respect to which the SAR is exercised. This amount may be paid in cash, Common Stock, or a combination thereof, as determined by the Committee. If the SAR is granted in tandem with a stock option, exercise of the SAR cancels the related option to the extent of such exercise.

  Restricted Stock. The Compensation Committee may also award shares of Common Stock to officers, other employees and key persons of the Company subject to such conditions and restrictions as the Compensation Committee may determine ("Restricted Stock"). These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. The purchase price of shares of Restricted Stock will be determined by the Compensation Committee. If the performance goals and other restrictions are not attained, the employees will forfeit their awards of Restricted Stock.

  Unrestricted Stock. The Compensation Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the 1998 Stock Plan ("Unrestricted Stock"). Unrestricted Stock may be issued to employees and key persons in recognition of past services or other valid consideration, and may be issued in lieu of cash bonuses to be paid to such employees and key persons.

  Performance Share Awards. The Compensation Committee may also grant performance share awards to employees or other key persons of the Company entitling the recipient to receive shares of Common Stock upon the achievement of individual or Company performance goals and such other conditions as the Compensation Committee shall determine ("Performance Share Award").

  Dividend Equivalent Rights. The Compensation Committee may grant dividend equivalent rights, which give the recipient the right to receive credits for dividends that would be paid if the grantee had held specified shares of Common Stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalents credited under the 1998 Stock Plan may be paid currently or be deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue additional dividend equivalents at fair market value at the time of deemed reinvestment or on the terms then governing the reinvestment of dividends under the Company's dividend reinvestment plan, if any. Dividend equivalent rights may be settled in cash, shares, or a combination thereof, in a single installment or installments, as specified in the award. Awards payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

  Adjustments for Stock Dividends, Mergers, Etc. The Compensation Committee will make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Compensation Committee, in its discretion, may provide for substitution or adjustments of outstanding options and SARs, or may terminate all unexercised options and SARs with or without payment of cash consideration.

  Amendments and Termination. The Board of Directors may at any time amend or discontinue the 1998 Stock Plan and the Compensation Committee may at any time amend or cancel outstanding awards for the purpose of satisfying changes in the law or for any other lawful purpose. No such action may be taken, however, which adversely affects any rights under outstanding awards without the holder's consent. Further, amendments to the 1998 Stock Plan shall be subject to approval by the Company's stockholders if and to the extent required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), to ensure that awards granted under the 1998 Stock Plan are exempt under Rule 16b-3 promulgated under the 1934 Act, or required by the Code to preserve the qualified status of Incentive Options.

  Change in Control Provisions. The 1998 Stock Plan provides that in the event of a sale of all or substantially all of the assets or Common Stock of the Company, a merger or consolidation which results in a change in control of the Company or the liquidation or dissolution of the Company (a "Change in Control"), all stock options and stock appreciation rights shall automatically become fully exercisable. In addition, at any time prior to or after a Change in Control, the Compensation Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine appropriate.

U.S. FEDERAL INCOME TAX CONSEQUENCES

  Non-Qualified Stock Options. The grant of a Non-Qualified Option will not result in the recognition of taxable income by the participant or in a deduction to the Company. Upon exercise, a participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Company's Common Stock purchased over the exercise price. The Company is required to withhold tax on the amount of income so recognized, and a tax deduction is allowable equal to the amount of such income (subject to the satisfaction of certain conditions in the case of options exercised by Section 162(m) officers). Gain or loss upon a subsequent sale of any of the Company's Common Stock received upon the exercise of a Non-Qualified Option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the Common Stock sold). Certain additional rules apply if the exercise price for an option is paid in Common Stock previously owned by the participant.

  Incentive Stock Options. Upon the grant or exercise of an Incentive Stock Option within the meaning of Section 422 of the Code, no income will be realized by the participant for federal income tax purposes and the Company will not be entitled to any deduction. However, the excess of the fair market value of the Company's Common Stock as of the date of exercise over the exercise price will constitute an adjustment to taxable income for purposes of the alternative minimum tax. If the shares of the Company's Common Stock are not disposed of within the one-year period beginning on the date of the transfer of such Common Stock to the participant, or within the two-year period beginning on the date of grant of the option, any profit realized by the participant upon the disposition of such Common Stock will be taxed as long-term capital gain and no deduction will be allowed to the Company. If the shares of the Company's Common Stock are disposed of within the one-year period from the date of transfer of such Common Stock to the participant or within the two-year period from the date of grant of the option, the excess of the fair market value of the Common Stock upon the date of exercise or, if less, the fair market value on the date of disposition, over the exercise price will be taxable as ordinary income of the participant at the time of disposition, and a corresponding deduction will be allowable. Certain additional rules apply if the exercise price for an option is paid in Common Stock previously owned by the participant. If an option intended to qualify as an Incentive Option is exercised by a person who was not continually employed by the Company or certain of its affiliates from the date of grant of such option to a date not more than three months prior to such exercise (or one year if such person is disabled), then such option will not qualify as an Incentive Option and will instead be taxed as a Non-Qualified Option, as described above.

OPTION GRANTS

  In November 1998, the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will become officers of the Company upon consummation of the Offering: Glenn F. Gillam (75,000 shares), Sidney D. Rogers, Jr. (50,000 shares), Thomas Studer (40,000 shares) and Douglas H. Holstein (30,000 shares). In December 1998, the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will become officers and/or executives of the Company upon the consummation of the
Offering: Gerald R. Leonard (40,000 shares) and Kenneth D. Chipman (10,000 shares). All of such Non-Qualified Options were issued at an exercise price of $11.25 per share, the estimated fair market value at the date of grant. One-fifth of these options become exercisable on each of the first, second, third, fourth and fifth anniversaries of the date of grant. See "Certain Transactions." In addition, upon consummation of the Offering, the Company will grant to certain employees of the Company, including Glenn F. Gillam who will receive options for an additional 25,000 shares of Common Stock, Doug Holstein who will receive options for an additional 20,000 shares of Common Stock, Sidney D. Rogers, Jr. who will receive options for an additional 20,000 shares of Common Stock and Marty D. Carter who will receive options for 20,000 shares of Common Stock, options under the 1998 Stock Plan to purchase an aggregate of 347,000 shares of Common Stock. Each such option, including those to be granted to Messrs. Gillam, Holstein, Rogers and Carter, will have a per share exercise price equal to the Offering price, will expire ten years from the date of grant and generally will become exercisable as to one-fifth of the shares covered by such option on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  All executive officer compensation decisions will be made by the Compensation Committee. The Compensation Committee will review and make recommendations regarding the compensation for management and key employees of the Company, including salaries and bonuses.

                             CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

  The Combination will be accomplished through separate purchases by the Company of all of the issued and outstanding capital stock of each of Merkert and Rogers. As a result, after the closing of the Combination and the Offering (the "Closing"), each of Merkert and Rogers will exist as a separate wholly owned subsidiary of the Company. The stock purchase agreement with Merkert provides for the Company to pay the stockholders of Merkert (i) a fixed amount of cash at the Closing (plus an additional cash payment paid and based upon the receipt by the Company of certain tax refunds) and (ii) shares of Common Stock at the Closing having a fixed dollar value, with the final number of shares being determined by the Offering Price. The stock purchase agreement with Rogers provides for the Company to pay the stockholders of Rogers a fixed amount of cash at the Closing.

  The aggregate consideration to be paid by the Company in the Combination consists of approximately $74.1 million consisting of approximately $56.6 million in cash (representing approximately 96.1% of the net proceeds of the Offering) and 1,166,667 shares of Common Stock (assuming an initial public offering price of $15.00 per share).

  The consideration to be paid for each of Merkert and Rogers was determined through arm's length negotiations between the Company and representatives of each of Merkert and Rogers. The factors considered by the parties in determining the consideration to be paid included, among others, the historical revenues and pro forma EBITDA of each of Merkert and Rogers.

  In connection with the Combination, the former stockholders of each of Merkert and Rogers who will become directors and/or executive officers of the Company will receive the following consideration pursuant to the Combination:

                                                                     SHARES OF
                                                           CASH     COMMON STOCK
                                                        ----------  ------------
Gerald R. Leonard...................................... $   83,786*    5,986*
Douglas H. Holstein....................................  3,700,000         0
Sidney D. Rogers, Jr...................................     67,876*    4,926*
Marty D. Carter........................................  1,250,000         0
Glenn F. Gillam........................................     57,954*    3,864*

--------
* Includes cash and shares paid to the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to such individuals.

  In addition, certain expenses incurred by the former stockholders of each of Merkert and Rogers in connection with the Combination will be paid by the Company.

  As a result of negotiations between the stockholders of Rogers and Merkert American Corporation regarding the purchase of Rogers, in connection with the Combination, Messrs. Holstein and Carter, together with certain other former stockholders of Rogers, will receive (i) the net proceeds, estimated to be approximately $2,500,000 (of which 10% will be paid to Mr. Holstein and 10% will be paid to Mr. Carter), resulting from the expected sale by Rogers to a third party of its Charlotte, North Carolina headquarters, (ii) cash bonuses in an aggregate amount equal to approximately $950,000 (of which 28% will be paid to Mr. Holstein and 10% will be paid to Mr. Carter) based upon certain income tax refunds receivable by the Company and (iii) cash bonuses, previously accrued by Rogers, in the aggregate amount of approximately $600,000.

  In connection with the Combination, the Company will use a portion of the net proceeds of the Offering or the net available borrowings under the Credit Facility to fund the buyouts of Merkert Enterprises, Inc.'s employment arrangements with Messrs. Merkert and Crane for cash payments of $876,924 and $583,900, respectively. In connection with such buyouts, the Company will also provide family health insurance benefits and disability insurance coverage for three years to Mr. Merkert and will transfer two automobiles to Messrs. Merkert and Crane.

  The consummation of the Combination is subject to completion of the Offering and customary conditions including, among others, the continuing accuracy at the Closing of the representations and warranties made by Merkert or Rogers, as appropriate, and the Company in the stock purchase agreements, receipt of all necessary consents and approvals, delivery of opinions of counsel, the performance of covenants included in the agreements relating to the Combination, and the nonexistence of a material adverse change in the business of each of Merkert and Rogers. The stock purchase agreements provide that the stockholders of Merkert and Rogers, respectively, will indemnify the Company against certain liabilities, including breaches of Merkert's or Rogers' representations and warranties thereunder, as appropriate.

  In connection with the founding and organization of the Company, on March 4, 1998, Monroe & Company II, LLC purchased 1,376,111 shares of Common Stock for an aggregate purchase price of $150. On May 11, 1998, Monroe & Company, LLC, a Delaware limited liability company, entered into a consulting agreement with the Company pursuant to which Monroe & Company, LLC was engaged to render certain business consulting, financial advisory and investment banking services to the Company on an exclusive basis for three years. Pursuant to the consulting agreement, Monroe & Company, LLC will be paid a financial advisory fee equal to (i) 5% of any consideration paid by the Company in connection with any transaction which results in the merger, consolidation or combination of the Company and a third party, the acquisition by the Company of the capital stock or assets of a third party or a joint venture with any third party ("Consideration") up to $1 million, plus (ii) 4% of the Consideration paid in excess of $1 million and up to $2 million, plus (iii) 3% of the Consideration paid in excess of $2 million and up to $3 million, plus (iv) 2% of the Consideration paid in excess of $3 million and up to $4 million, plus
(v) 1% of the Consideration paid in excess of $4 million. Under the consulting agreement, Monroe & Company, LLC will also be paid a fee equal to 0.75% of any principal amount committed under a senior credit facility for the Company from a lending institution. An additional fee shall be payable to Monroe & Company, LLC upon increases in such amount or upon refinancings with a new lender during the term of the consulting agreement. Monroe & Company, LLC will also be entitled to consulting fees based on projects and fee schedules to be mutually agreed upon by Monroe & Company, LLC and the independent directors of the Company. The Company has agreed to indemnify Monroe & Company, LLC against certain liabilities.

  During 1997, certain members of the management team and consultants were assembled, and subsequently Monroe & Company II, LLC was organized to pursue the consolidation of companies in the food brokerage industry. Mr. Monroe, who will become a director of the Company upon consummation of the Offering, is a member and the sole manager of Monroe & Company II, LLC and Monroe & Company, LLC, and Mr. Grace, who will become a director of the Company upon consummation of the Offering, is a member of Monroe & Company II, LLC, which provided the Company with advice and expertise regarding the consolidation process. Expenses paid by the Company prior to the Closing in connection with the Combination and the Offering have been financed with funds advanced to the Company by Monroe & Company II, LLC. Outstanding advanced amounts bear interest at the applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code of 1986, as amended, as of the respective dates on which the advances were made, compounded semi-annually. The Company will repay the advanced amounts plus interest to Monroe & Company II, LLC at the Closing out of the Company's net available borrowings under the Credit Facility. See "Use of Proceeds." Monroe & Company II, LLC has advanced approximately $750,000 to the Company for such expenses.

  In April 1998, Gerald R. Leonard, who will become Chairman of the Board, Chief Executive Officer and President of the Company upon the consummation of the Offering, purchased 275,222 shares of Common Stock from the Company for an aggregate purchase price of $1,500,000. The purchase price for such stock was paid by a promissory note from Mr. Leonard to the Company in the principal amount of $1,500,000 (the "Leonard Note"). The Leonard Note provides that amounts outstanding thereunder will bear interest at a rate per annum of 6%, compounded semi-annually and that the entire principal amount and accrued interest will be due and payable on April 8, 2003. Mr. Leonard's obligations under the Leonard Note are secured by a pledge of the

275,222 shares of Common Stock purchased thereby pursuant to a stock pledge agreement. The Leonard Note is a recourse obligation of Mr. Leonard with respect to the sum of (i) the outstanding principal amount from time to time less $750,000 (but not less than $0) plus (ii) one-half of the accrued and unpaid interest at such time.

  During 1998 and prior to the consummation of the Offering, Joseph T. Casey will receive from the Company a total of $200,000 in consideration of acquisition consulting services rendered in connection with the Offering. Upon consummation of the Offering, Mr. Casey will become the Chief Financial Officer and Treasurer of the Company.

  In November 1998, the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will be officers of the Company following the consummation of the Offering: Glenn F. Gillam (75,000 shares), Sidney D. Rogers, Jr. (50,000 shares), Thomas Studer (40,000 shares) and Douglas H. Holstein (30,000 shares). In December 1998, the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will become officers and/or executives of the Company upon consummation of the
Offering: Gerald R. Leonard (40,000 shares) and Kenneth D. Chipman (10,000 shares). All of such Non-Qualified Options were issued at an exercise price of $11.25, the estimated fair market value at the date of grant. One-fifth of these options become exercisable on each of the first, second, third, fourth and fifth anniversaries of the date of grant. In addition, upon consummation of the Offering, the Company will grant to Glenn F. Gillam, Sidney D. Rogers, Jr., Doug H. Holstein and Marty D. Carter, Incentive Options to purchase up to 25,000, 20,000, 20,000 and 20,000 shares of Common Stock, respectively. These options will have a per share exercise price equal to the Offering price, will expire 10 years from the date of grant, and will become exercisable as to one-fifth of the shares covered on each of the first, second, third, fourth and fifth anniversaries of the date of grant.

  The Company and Messrs. Monroe and Leonard are parties to a Registration Rights Agreement dated May 18, 1998, pursuant to which Messrs. Monroe and Leonard have the right, subject to certain restrictions, beginning on the date that is 180 days following the completion of the Offering, to cause the Company to effect a registration of their shares of Common Stock under the Securities Act, on not more than two occasions. Messrs. Monroe and Leonard also have certain "piggyback" registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights.

  Upon the consummation of the Offering, the Company will also enter into Registration Rights Agreements with the former stockholders of Merkert, including Messrs. Leonard, Gillam and Rogers, pursuant to which such former stockholders will have the right, subject to certain restrictions, to include their shares of Common Stock received in the Combination in a registration statement filed by the Company under the Securities Act.

  Mr. Monroe represented the Company in connection with each of the transactions described above.

COMPANY POLICY

  The Company's policy is that any future transactions with directors, officers, employees or affiliates of the Company be approved in advance by a majority of the Company's Board of Directors, including a majority of the disinterested members of the Board, and be on terms no less favorable to the Company than the Company could obtain from non-affiliated parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock after giving effect to the Combination, and as adjusted to reflect the Offering, by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares of the Common Stock, (ii) each director, nominee for director and certain executive officers of the Company, and (iii) all directors, nominees for director and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                          SHARES
                                                       BENEFICIALLY
                                                       OWNED AFTER
NAME OF BENEFICIAL OWNER(1)                           OFFERING(2)(3) PERCENTAGE
---------------------------                           -------------- ----------
Gerald R. Leonard(4).................................     281,208      3.90%
Sidney D. Rogers, Jr.(5).............................       4,926          *
Glenn F. Gillam(6)...................................       3,864          *
Edward P. Grace, III(8)..............................         --           *
James L. Monroe(7)...................................   1,376,111      19.06
James A. Schlindwein(9)..............................     455,601       6.31
Eugene F. Merkert(10)................................     613,198       8.50
Robert Q. Crane(11)..................................     684,731       9.49
Tuyet Payne(12)......................................     591,871       8.20
All directors, director nominees and executive
 officers as a group (9 persons).....................   2,110,418      29.24

--------
 * less than 1%
(1) Unless otherwise indicated, the mailing address for each stockholder and director is c/o the Company, 490 Turnpike Street, Canton, Massachusetts 02021.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of this Prospectus are deemed outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) Share information assumes an initial public offering price of $15.00 per share. The acquisition agreements for each of Merkert and Rogers specify the aggregate dollar values, but not the share amounts, of the Common Stock to be received by their stockholders in the Combination. As a result, if the initial public offering price is less or greater than $15.00, the stockholders of Merkert will receive a larger or smaller number of shares of Common Stock. In addition, the Company will declare a stock dividend on all outstanding Common Stock prior to the closing of the Combination such that, without giving effect to the Offering (but giving effect to the Combination), there will be outstanding a total of 2,818,000 shares of Common Stock. The size of the stock dividend (and, as a result, the number of shares of Common Stock held by Monroe & Company II, LLC and Gerald R. Leonard) will vary if the initial offering price is less or greater than $15.00, with the size of the dividend increasing if the initial public offering price increases and decreasing if the initial public offering price decreases.
(4) Includes 4,244 shares of Common Stock held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to Mr. Leonard. Also includes an aggregate of 55,044 shares held by The Corrie E. Leonard Irrevocable Trust and The Kevin M. Leonard Irrevocable Trust, for which Mr. Leonard serves as a Trustee.
(5) Includes 3,184 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to Mr. Rogers. Excludes 70,000 shares subject to options not exercisable within 60 days of the Offering.
(6) Includes 3,864 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to Mr. Gillam. Excludes 100,000 shares subject to options not exercisable within 60 days of the Offering.

(7) Includes 1,376,111 shares of Common Stock held by Monroe & Company II, LLC, of which Monroe & Company, LLC is the sole manager. Mr. Monroe is the sole manager of Monroe & Company, LLC. Excludes 20,000 shares which may be acquired upon the exercise of options not exercisable within 60 days of the Offering to be granted to Mr. Monroe as a Director of the Company upon consummation of the Offering.
(8) Excludes 20,000 shares which may be acquired upon the exercise of options not exercisable within 60 days of the Offering to be granted to Mr. Grace as a Director of the Company upon consummation of the Offering.
(9) Includes 455,601 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust, of which Mr. Schlindwein is the trustee. Mr. Schlindwein disclaims beneficial ownership of the shares held by the Merkert Enterprises, Inc. Stock Ownership Trust. Excludes 25,000 shares which may be acquired upon the exercise of options not exercisable within 60 days of the Offering to be granted to Mr. Schlindwein as a Director of the Company upon consummation of the Offering.
(10) Includes 264 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to Mr. Merkert. Also includes 591,840 shares held by the Eugene F. Merkert 1984 Revocable Trust (the "Revocable Trust"), of which Mr. Merkert is a trustee, and 21,094 shares held by the Eugene F. Merkert 1991 Charitable Remainder Unitrust (the "Charitable Trust"), of which Mr. Merkert is a trustee. Voting of the shares held by the Revocable Trust requires a vote of a majority of the three trustees. Mr. Merkert disclaims beneficial ownership of the shares held by the Revocable Trust and the Charitable Trust.
(11) Includes 2,118 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust and allocable to Mr. Crane. Also includes 591,840 shares held by the Revocable Trust, of which Mr. Crane is a trustee, and 21,094 shares held by the Charitable Trust, of which Mr. Crane is a trustee. Voting of the shares held by the Revocable Trust requires a vote of a majority of the three trustees. Mr. Crane disclaims beneficial ownership of the shares held by the Revocable Trust and the Charitable Trust.
(12) Includes 31 shares held by the Merkert Enterprises, Inc., Employee Stock Ownership Trust and allocable to Ms. Payne. Also includes 591,840 shares held by the Revocable Trust, of which Ms. Payne is a trustee. Voting of the shares held by the Revocable Trust requires a vote of a majority of the three trustees. Ms. Payne disclaims beneficial ownership of the shares held by the Revocable Trust.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of the Company consists of 54,000,000 shares of Common Stock, $0.01 par value per share, of which 4,000,000 are designated as Restricted Common Stock (the "Restricted Common Stock"), and 1,000,000 shares of undesignated preferred stock issuable in series by the Board of Directors ("Preferred Stock"). There will be 7,218,000 shares of Common Stock, including 335,700 shares of Restricted Common Stock, outstanding after giving effect to the Offering (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-laws (the "By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Certificate and By-laws have been adopted by the stockholders of the Company and the Board of Directors.

  Common Stock and Restricted Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Restricted Common Stock are entitled to 1/10th of one vote for each share held on all matters on which they are entitled to vote. Holders of Restricted Common Stock are entitled to vote on all matters on which holders of Common Stock are entitled to vote. Holders of Common Stock and Restricted Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. See "Dividend Policy." The possible issuance of Preferred Stock with a preference over Common Stock and Restricted Common Stock as to dividends could impact the dividend rights of holders of Common Stock and Restricted Common Stock. Holders of Common Stock and Restricted Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the votes cast in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of any then outstanding Preferred Stock, if and when issued. The holders of Common Stock and Restricted Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock or the Restricted Common Stock (except for the automatic conversion, in certain circumstances, from Restricted Common Stock into Common Stock). Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company shall be distributed pro rata to the holders of the Common Stock and Restricted Common Stock in accordance with their respective rights and interests, subject to the rights and interests of the holders of Preferred Stock, if and when issued. All outstanding shares of Common Stock and Restricted Common Stock, including the shares of Common Stock offered hereby, are, or will be upon consummation of the Offering, fully paid and non-assessable.

  The Certificate and By-laws provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the Board of Directors. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into two classes until the Board Conversion. On the date of the Board Conversion, the Class II Directors will be elected for a two-year term, and the initial class of Class III Directors will be elected for a three-year term. The Certificate further provides that following the Board Conversion, each class of the Board of Directors will be chosen for staggered three-year terms upon the expiration of their then-current terms and each year one class of directors will be elected by the stockholders. Subject to any rights of the holders of Preferred Stock to elect directors and to remove any director whom the holders of any such stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director. See "Management--Board of Directors."

  Each share of Restricted Common Stock will automatically convert into Common Stock on a share for share basis upon a disposition of such shares of Restricted Common Stock (i) which occurs after the later to occur of (x) the first day after the second anniversary of the consummation of the Offering and the Combination and (y) the first day after the first election of Class II Directors occurring after the consummation of the Offering and the

Combination and (ii) the transferee (whether a natural person or an entity) of which is not (x) a party (a "Prior Stockholder") which held shares of the Company's capital stock prior to the Offering or the Combination, (y) a party related to any Prior Stockholder in any manner described in Section 267(b) or 707(b) of the Internal Revenue Code of 1986, as amended and in effect as of the date hereof (the "Code"), or (z) a party through which ownership of shares of the Company's capital stock could be attributed to any Prior Stockholder under the provisions of Section 318 of the Code.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MERK."

  Undesignated Preferred Stock. The Board of Directors is authorized, without further action of the stockholders of the Company, to issue up to 1,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The purpose of authorizing the Board of Directors to issue Preferred Stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE AND BY-LAWS

  General. A number of provisions of the Company's Certificate and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which certain stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board of Directors to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if a transaction or contest could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders. The Company's By-laws provide that a special meeting of stockholders may be called only by the Board of Directors unless otherwise required by law. The Company's By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting, unless otherwise provided by law. In addition, the Company's By-laws set forth certain other requirements, such as advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

  No Stockholder Action by Written Consent. The Certificate provides that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company, and further permits the advancing of expenses incurred in defense of claims. The By-laws also provide that the right of directors and officers to indemnification shall be a contractual right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by the holders of a majority of the outstanding shares entitled to vote on such amendment, and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class; provided, however, that the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on such amendment, and the affirmative vote of not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, is required to amend provisions of the Certificate relating to the establishment, composition and powers of the Board of Directors and amendments to the Certificate.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least two-thirds of the total votes present and eligible to be cast by holders of voting stock voting as a single class with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose, unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes present and eligible to be cast by holders of voting stock voting as a single class with respect to such amendment or repeal.

  Ability to Adopt Stockholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares, to implement a stockholder rights plan which creates voting or other impediments or under which shares are distributed to a third-party investor, a group of investors or stockholders or issued to an employee stock ownership plan to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise, if such change in control is not in the best interests of the Company and its stockholders. The Board of Directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  Upon completion of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder

(excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage; provided, however, that such by-law or charter amendment shall not become effective until 12 months after the date the stockholders adopt such exclusion. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  BankBoston, N.A. is the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Combination and the Offering, the Company will have 7,218,000 shares of Common Stock outstanding (assuming the Underwriters' over-allotment option is not exercised), excluding (i) 245,000 shares issuable upon exercise of options to purchase shares of Common Stock granted in November, 1998 under the 1998 Stock Plan, (ii) 412,000 shares issuable upon exercise of options to purchase Common Stock to be granted upon consummation of the Offering and (iii) 281,340 shares of Common Stock reserved for issuance upon grant or exercise of future awards under the 1998 Stock Plan (1,024,140 shares of Common Stock will be reserved for issuance under the 1998 Stock Plan if the Underwriters' over-allotment option is exercised in full). Of the total shares outstanding, only the 4,400,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to the limitations of Rule 144 under the Securities Act ("Rule 144"). All of the remaining 2,818,000 shares outstanding (the "Restricted Shares") may be sold only pursuant to an effective registration statement filed by the Company or an applicable exemption, including, without limitation, sales meeting the applicable requirements of Rule 144 under the Securities Act.

  None of the 1,651,333 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in accordance with Rule 144 prior to March 4, 1999, at which time 1,376,111 shares of Common Stock will be eligible for sale in the public market subject to the volume limitations under Rule 144.

  In general, Rule 144 as currently in effect provides that any person (or persons whose shares are aggregated), including a person who may be deemed an "affiliate" of the Company (as defined under the Securities Act), whose Restricted Shares have been fully paid for and held for at least one year from the later of the date of issuance by the Company or acquisition from an affiliate of the Company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed on Form 144 with the Securities and Exchange Commission (the "Commission") and (ii) 1% of the shares of Common Stock then outstanding (approximately 72,180 shares upon consummation of the Offering). In addition, sales under Rule 144 are subject to certain other restrictions regarding the manner of sale, required notice and availability of public information concerning the Company. Persons who are not affiliates at the time of sale and who have not been affiliates of the Company for at least 90 days prior to a sale, and who have beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), are entitled to sell such shares under Rule 144(k) without the limitations referenced above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to the limitations under Rule 144, including volume of sale limitations for all shares held by them, regardless of the time period held. Shares of Common Stock sold by the Company to, among others, its employees, officers and directors upon exercise of options granted pursuant to written compensation plans or contracts (including certain options granted under the 1998 Stock
Plan), and in reliance on Rule 701 under the Securities Act, may be resold, beginning 90 days after the effective date of this Prospectus, in reliance on Rule 144 by such persons who are not affiliates subject only to the provisions of Rule 144 regarding manner of sale, and by such persons who are affiliates subject to all provisions of Rule 144 except its one-year minimum holding period requirement.

  Under the 1998 Stock Plan, the Company is authorized to issue options for up to thirteen percent of the number of shares of Common Stock outstanding from time to time, of which 245,000 shares are issuable upon the exercise of outstanding stock options. Upon consummation of the Offering, 938,340 shares of Common Stock will be reserved for issuance under the 1998 Stock Plan (1,024,140 shares of Common Stock will be reserved for issuance under the 1998 Stock Plan if the Underwriters' over-allotment options are exercised in full). See "Management--1998 Stock Option and Incentive Plan" and "Management--Option Grants." The Company intends to file a Registration Statement under the Securities Act to register the shares of Common Stock reserved for issuance under the 1998 Stock Plan. Such Registration Statement is expected to be filed as soon as practicable after the date of this Prospectus and will become automatically effective upon filing. Shares of Common Stock issued upon the exercise of options under the 1998 Stock Plan after the effective date of such Registration

Statement generally will be available for sale in the open market, subject to Rule 144 limitations with respect to affiliates, and subject to the lock-up agreements described below.

LOCK-UP AGREEMENTS

  The Company and the holders of all shares of Common Stock outstanding prior to the Offering, including the directors and officers and the holders of shares issued in connection with the Combination, holding in the aggregate 2,818,000 shares of Common Stock, have agreed that they will not, except under the limited circumstances described in the respective lock-up agreements, without the prior written consent of the Representatives, agree to sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus.

REGISTRATION RIGHTS

  Following the Combination, the holders of 2,818,000 shares of Common Stock will have the right, in certain circumstances, to require the Company to include their shares in a registration statement filed by the Company under the Securities Act. In addition, the holders of 1,651,333 of such shares of Common Stock will have the right, in certain circumstances, beginning on the date that is 180 days following the consummation of the Offering, to require the Company to register their shares of Common Stock under the Securities Act. See "Certain Transactions."

EFFECT OF FUTURE SALES

  Prior to the Offering, there has been no trading market for shares of Common Stock, and the effect, if any, that future market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the prevailing market prices for the Common Stock cannot be predicted. Nevertheless, sales of a substantial number of shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Possible Future Sales of Shares."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement among the Company and Wheat First Union, a division of Wheat First Securities, Inc., Cleary Gull Reiland & McDevitt Inc. and Scott & Stringfellow, Inc., as representatives of the Underwriters (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

      UNDERWRITER                                               NUMBER OF SHARES
      -----------                                               ----------------
      Wheat First Securities, Inc. ............................
      Cleary Gull Reiland & McDevitt Inc. .....................
      Scott & Stringfellow, Inc. ..............................
                                                                   ---------
        Total..................................................    4,400,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all the above shares of Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession not in
excess of $    per share of Common Stock. The Underwriters may allow, and such
selected dealers may reallow, a concession not in excess of $    per share of
Common Stock to certain brokers and dealers. After the initial offering to the public, the price to public, concessions and reallowances may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 660,000 shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  Certain executive officers, directors and shareholders of the Company, including the holders of shares of Common Stock issued in connection with the Combination, have agreed generally with the Representatives not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce an offering of, any Common Stock, with certain exceptions, for a period of 180 days after the date hereof without the written consent of Wheat First Securities, Inc.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, and employees of the Company and certain business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price was determined through negotiations between the Company and the Representatives. Among the factors that were considered in making such determination were prevailing market conditions, the Company's financial and operating history and condition, its prospects and prospects for the industry in general, the management of the Company and the market prices of securities for companies in business similar to that of the Company.

  In connection with this Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M of the 1934 Act, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this Offering than they are committed to purchase from the Company and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 660,000 shares of Common Stock, by exercising the Underwriters over-allotment option. In addition, Wheat First Securities, Inc., on behalf of the Underwriters, may impose penalty bids under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this Offering), for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in this Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if any is undertaken, it may be discontinued at any time.

  The Common Stock has been approved for listing on the Nasdaq National Market, subject to notice of issuance, under the symbol "MERK."

  In the ordinary course of their respective businesses, the Underwriters and certain of their respective affiliates may in the future engage in certain investment and commercial banking or other transactions of a financial nature with the Company, or its subsidiaries, including the provision of certain advisory services and the making of loans to the Company and its affiliates. In particular, First Union National Bank is an affiliate of Wheat First Securities, Inc., one of the Underwriters, and is the administration agent and a lender under the Credit Facility. First Union Capital Markets is a division of Wheat First Securities, Inc. and is the arranger under the Credit Facility. First Union National Bank and First Union Capital Markets have received, or will receive, as applicable, fees in connection with the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Combined Liquidity and Capital Resources Following the Combination."

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  The financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent of and for the periods indicated in the reports, have been audited by Arthur Andersen LLP, independent public accountants, or Hege Kramer Connell Murphy & Goldkamp, P.C. as indicated in their respective reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in giving said reports. Arthur Andersen LLP's report on the financial statements of Merkert Enterprises, Inc. and subsidiary as of and for the three years ended December 31, 1997, dated May 22, 1998 and included herein, includes a qualification stating that there exists a substantial doubt about the ability of Merkert Enterprises, Inc. to continue as a going concern.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other documents, each such statement being qualified in all respects by such reference.

  Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act and in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at a world wide web site maintained by the Commission at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants (which, after the Offering, will include the Company) that file electronically with the Commission. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
  Basis of Presentation...................................................  F-2
  Notes to Unaudited Pro Forma Combined Financial Statements..............  F-3
  Pro Forma Combined Balance Sheet as of September 30, 1998 and notes thereto (unaudited)....................................................  F-4
  Pro Forma Combined Statement of Operations for the Year Ended December
   31, 1997 and notes thereto (unaudited).................................  F-7
  Pro Forma Combined Statement of Operations for the Nine Months Ended
   September 30, 1998 and notes thereto (unaudited).......................  F-9
HISTORICAL FINANCIAL STATEMENTS
MERKERT AMERICAN CORPORATION
  Report of Independent Public Accountants................................ F-11
  Balance Sheet........................................................... F-12
  Statement of Operations................................................. F-12
  Notes to Financial Statements........................................... F-13
MERKERT ENTERPRISES, INC. AND SUBSIDIARY
  Report of Independent Public Accountants................................ F-17
  Consolidated Balance Sheets............................................. F-18
  Consolidated Statements of Operations................................... F-19
  Consolidated Statements of Stockholders' Deficit........................ F-20
  Consolidated Statements of Cash Flows................................... F-21
  Notes to Consolidated Financial Statements.............................. F-22
ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY
  Report of Independent Public Accountants................................ F-32
  Consolidated Balance Sheets............................................. F-33
  Consolidated Statements of Operations................................... F-34
  Consolidated Statements of Stockholders' Equity......................... F-35
  Consolidated Statements of Cash Flows................................... F-36
  Notes to Consolidated Financial Statements.............................. F-37
FITZWATER INC.
  Independent Auditors' Report............................................ F-46
  Balance Sheet........................................................... F-47
  Statements of Income.................................................... F-48
  Statement of Stockholders' Equity....................................... F-49
  Statements of Cash Flows................................................ F-50
  Notes to Financial Statements........................................... F-51

               MERKERT AMERICAN CORPORATION, MERKERT AND ROGERS

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                             BASIS OF PRESENTATION

  The following unaudited pro forma combined financial statements give effect to the purchases by Merkert American Corporation (the "Company") of the outstanding capital stock of Merkert Enterprises, Inc. ("Merkert") and Rogers American Company, Inc. ("Rogers"). These purchases will occur simultaneously with the closing of the Company's initial public offering (the "Offering") and will be accounted for using the purchase method of accounting. Merkert American Corporation has been designated as the accounting acquiror pursuant to SAB 97, because the current stockholders of the Company will own the largest portion of Common Stock after the consummation of the Offering and the Combination.

  The unaudited pro forma combined balance sheet gives effect to the Combination and the Offering as if they had occurred on September 30, 1998. The unaudited pro forma combined statement of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 give effect to these transactions as if they had occurred on January 1, 1997.

  The pro forma adjustments discussed herein are based on estimates, and certain assumptions. It is management's opinion that the final allocation of the purchase price will not differ materially from the preliminary estimated amounts. Management anticipates that the final price allocation will be completed soon after the consummation of the Combination. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions had in fact occurred on those dates and are not necessarily representative of the Company's financial position or results of operations of the Company for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors" included elsewhere herein.

               MERKERT AMERICAN CORPORATION, MERKERT AND ROGERS

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GENERAL

  Merkert American Corporation was founded to become a leading national food broker. The Company has conducted no operations to date and will acquire Merkert and Rogers concurrently with and as a condition of this Offering.

  The historical financial statements reflect the financial position and results of operations of Merkert and Rogers and were derived from the Merkert and Rogers financial statements where indicated. The periods included in these financial statements are as of September 30, 1998 and for the twelve months ended December 31, 1997 and for the nine months ended September 30, 1998. The audited historical financial statements are included elsewhere herein.

2. PURCHASE OF MERKERT AND ROGERS

  Concurrently with and as a condition to the consummation of this Offering, the Company will purchase all of the outstanding capital stock of Merkert and Rogers. The Combination will be accounted for using the purchase method of accounting.

  Upon the consummation of the Combination, the Company plans to complete the integration of the two companies. As part of this integration, the Company has consolidated several offices in geographic locations in which both Merkert and Rogers currently operate. The Company has begun achieving significant savings associated with these consolidations including payroll and other operating costs associated with reduced headcount and office expenses. In addition, the Company expects to eliminate several executive, selling and general administrative personnel that the management of the Company believe will no longer be required upon the integration.

  The estimated results of the Company's plans of integration are not reflected in the accompanying Pro forma Combined Financial Statements but are discussed in the footnotes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Following the Combination, Rogers intends to sell its corporate headquarters to a third party, Rogers will then distribute the net cash proceeds from the sale, after paying the related mortgage note payable, to certain stockholders. In addition Rogers will assign the life insurance policies on key executives to certain stockholders. Also, the principal stockholders of Rogers have agreed to transfer a portion of their shares to certain minority stockholders prior to the Offering. Rogers will record a compensation charge for each of these events in their financial statements at the date of these events.

  Upon the Combination, Merkert intends to settle the employment contracts of two executives which requires a cash payment of approximately $1,500. Merkert will record a compensation charge for this amount in its financial statements at that date.

  The consideration to be paid in cash and in shares of Common Stock to the common stockholders of Merkert and Rogers is as follows: Merkert: cash of $31,000 and Common Stock of $17,500; Rogers, cash of $25,635. For purposes of computing the estimated purchase price for accounting purposes, the fair value of the shares is determined by applying a 15% discount to the expected market value of the shares issued in connection with the Offering due to restrictions on the sale and transferability of the shares issued. The shares issued in the Combination will be unregistered shares. Accordingly, unless registered, these shares cannot be sold except under Rule 144 or another applicable exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, the shares are subject to a six-month contractual lock-up in favor of the Underwriters. Allocations of the purchase prices are preliminary and subject to change. The excess of the purchase price over the fair value of the net liabilities assumed has been assigned to goodwill, subject to an appraisal of the assets.

                                MERKERT AMERICAN

                            PRO FORMA BALANCE SHEET
                                  (UNAUDITED)

                            AS OF SEPTEMBER 30, 1998

                           (IN THOUSANDS OF DOLLARS)

                                                       PRO FORMA                     PRO FORMA
                                    ROGERS          ADJUSTMENTS FOR     PRO FORMA ADJUSTMENTS FOR      AS
                         MERKERT   AMERICAN COMPANY THE COMBINATION     COMBINED   THE BORROWING    ADJUSTED
                         --------  -------- ------- ---------------     --------- ---------------   --------
ASSETS
Cash and cash
 equivalents............ $    --   $   667  $  149                      $    816     $   (155) (d)  $    661
Restricted cash.........      619      430                                 1,049                       1,049
Accounts Receivable,
 net....................   15,177   11,127                                26,304                      26,304
Inventories.............    1,193                                          1,193                       1,193
Deferred income taxes...               639                                   639                         639
Prepaid expenses and
 other..................    2,531      511   2,193      $(1,500) (a)       3,735                       3,735
                         --------  -------  ------      -------         --------     --------       --------
   Total current as-
    sets................   19,520   13,374   2,342       (1,500)          33,736         (155)        33,581
Plant and equipment,
 net....................   11,669    5,545               (3,800) (a)      13,414                      13,414
Noncompetes, net .......    4,632    4,000               (6,632) (h)(b)    2,000                       2,000
Goodwill................   17,612   13,175               88,852  (b)     119,639                     119,639
Deferred income taxes...      --       150                                   150                         150
Other assets............    1,437    3,528               (3,378) (a)       1,587        2,200 (d)      3,787
                         --------  -------  ------      -------         --------     --------       --------
   Total assets......... $ 54,870  $39,772  $2,342      $73,542         $170,526     $  2,045       $172,571
                         ========  =======  ======      =======         ========     ========       ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable and
 accrued liabilities.... $ 36,173  $ 6,130   1,842      $(9,832) (f)    $ 34,313     $ (5,900) (d)  $ 28,413
                                                                                        6,250 (d)
Current maturities of
 long term debt.........    9,962   11,837     500                        22,299      (19,700) (d)     8,849
Payable to
 stockholders...........                                 56,635 (b)       56,635      (56,635) (d)       --
                         --------  -------  ------      -------         --------     --------       --------
   Total current liabil-
    ities...............   46,135   17,967   2,342       46,803          113,247      (75,985)        37,262
                                                                                       (6,250) (d)
Long term debt, net of
 current portion........   24,638   21,087               (3,800) (a)      41,925       50,000 (d)     61,075
                                                                                      (24,600) (d)
Other...................      --       479                                   479                         479
                         --------  -------  ------      -------         --------     --------       --------
   Total liabilities....   70,773   39,533   2,342       43,003          155,651      (56,835)        98,816
Redeemable Preferred
 Stock..................    5,747                        (5,747) (e)         --                          --
Redeemable Common ......    1,619                        (1,619) (f)(c)      --                          --
Stockholders' equity
 Common Stock...........       14        1                   13 (c)           28           44  (e)        72
 Additional paid in
  capital...............    3,126       37               11,684 (g)       14,847       58,836  (e)    73,683
 Retained earnings
  (Accumulated
  deficit)..............  (22,506)     201               22,305 (c)          --                          --
 Treasury stock.........   (3,903)                        3,903 (c)          --                          --
                         --------  -------  ------      -------         --------     --------       --------
   Total stockholders'
    equity (deficit)....  (23,269)     239     --        37,905           14,875       58,880         73,755
                         --------  -------  ------      -------         --------     --------       --------
Total liabilities and
 stockholders' equity... $ 54,870  $39,772  $2,342      $73,542         $170,526     $  2,045       $172,571
                         ========  =======  ======      =======         ========     ========       ========

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                           BALANCE SHEET ADJUSTMENTS

                           AS OF SEPTEMBER 30, 1998

(a) Records the distribution, to certain selling shareholders of Rogers, the net cash proceeds from the sale of real estate subject to a mortgage of approximately $3,800 and life insurance policies with a net book value of $3,378 and the distribution of certain other assets to the selling shareholders of Merkert with a net book value of $1,500.

(b) Records the goodwill resulting from the Combination of Merkert and Rogers by the Company. The goodwill is calculated as follows:

       Cash paid...................................................... $ 56,635
       Fair value of shares of common stock issued....................   14,875
       Transaction costs..............................................    1,900
                                                                       --------
                                                                         73,410
       Plus: fair value of net tangible liabilities assumed...........   48,229
                                                                       --------
                                                                        121,639
       Less: intangible assets allocated to noncompete agreements.....    2,000
                                                                       --------
       Goodwill....................................................... $119,639
                                                                       ========

  The pro forma combined balance sheet does not reflect the income tax liability assumed by certain selling stockholders which is to be paid in full to the applicable tax authorities at the closing date.

(c) Records the increase in par value for the shares issued to the selling stockholders of Merkert. Also records the elimination of the historical equity accounts of Merkert and Rogers.

(d) Records the net proceeds from the Offering, net of Underwriters' discount, of $61,380. Also records the proceeds from the borrowing of $50,000, of which $6,250 will be due within 12 months. Also allocates to paid-in capital $2,500 of deferred Offering costs, including $1,950 of costs deferred as of September 30, 1998 and records the anticipated use of proceeds from the Offering as follows:

       Net Proceeds and borrowing................................... $111,380
       Offering costs...............................................   (2,500)
       Cash paid to selling shareholders............................  (56,635)
       Repayment of bank debt and other notes payable...............  (14,700)
       Fees associated with borrowing...............................   (2,200)
       Repayment of acquisition obligations.........................  (29,600)
       Severance and other amounts, including acquisition costs.....   (5,900)
                                                                     --------
                                                                     $   (155)

    As of November 18, 1998 the Company has obtained options to prepay at its discretion approximately $18 million of the acquisition obligations. The
  Company anticipates obtaining options to prepay the remaining obligations.
  To the extent the Company is unable to obtain such options they will draw down less proceeds from the term note.

(e) Records the retirement of redeemable preferred and common stock associated with the Merkert ESOP.

(f) Records the adjustment to accrued liabilities as follows:

       Income tax and other liabilities assumed by certain selling shareholders................................................ $(19,945)
       Severance and other costs associated with the closure of
        certain offices and operations..............................    8,213
       Transaction costs............................................    1,900
                                                                     --------
       Net reduction to accrued liabilities......................... $ (9,832)
                                                                     ========

(g) Records the paid-in capital resulting from the Combination of Merkert and Rogers by the Company.

       Fair value of shares issued.................................. $ 14,875
       Less: allocated to common stock..............................     (28)
                                                                     --------
                                                                       14,847
       Less: Paid in capital recorded on the books of Merkert and
        Rogers......................................................   (3,163)
                                                                     --------
       Net increase to paid in capital.............................. $ 11,684
                                                                     ========

(h) Records the elimination of non-compete agreements associated with the prepayment of certain acquisition obligations.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             (F)
                                                     PRO FORMA            PRO FORMA
                          MERKERT   ROGERS  COMPANY ADJUSTMENTS           COMBINED
                          --------  ------- ------- -----------          -----------
Sales...................  $ 43,105  $   --   $ --     $   --             $    43,105
Commission income.......   104,274   82,985    --         --                 187,259
                          --------  -------  -----    -------            -----------
Revenues................   147,379   82,985    --         --                 230,364
Cost of sales...........    39,027      --     --         --                  39,027
Selling, general and
 administrative
 expense................   102,495   76,384    --        (746)(a),(b)(h)     178,133
Depreciation and
 Amortization...........     4,484    2,516    --      (1,610)(c)              5,390
                          --------  -------  -----    -------            -----------
Operating income
 (loss).................     1,373    4,085    --       2,356                  7,814
Interest expense........     5,010    2,536    --      (1,153)(d)              6,393
Other (income) expense,
 net....................       (79)     --     --         --                     (79)
                          --------  -------  -----    -------            -----------
Income (loss) before
 income taxes...........    (3,558)   1,549    --       3,509                  1,500
Provision (benefit) for
 income taxes...........      (109)     804    --         714 (e)              1,409
                          --------  -------  -----    -------            -----------
Net income (loss).......  $ (3,449) $   745  $ --     $ 2,795            $        91
                          ========  =======  =====    =======            ===========
Basic net income per
 share..................                                                 $      0.01
                                                                         ===========
Shares used in computing
 basic net income per
 share(g)...............                                                   7,218,000
                                                                         ===========
Diluted net income per
 share..................                                                 $      0.01
                                                                         ===========
Shares and potential
 dilutive shares used in
 computing diluted
 earnings per share(g)..                                                   7,230,250
                                                                         ===========

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                      STATEMENT OF OPERATIONS ADJUSTMENTS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

(a) Represents the salaries, fringe benefits and other directly attributable expenses of certain stockholders of Merkert and Rogers who will no longer be employed per written agreement; $1,580 in aggregate. Also includes the add back of $650 of rental expense resulting from the expected sale of Rogers' headquarters and associated leaseback.

(b) In connection with the Combination and the Offering, the Company has begun to achieve significant cost savings through the integration of the operations of Merkert and Rogers. This process has already begun and has resulted in the integration of the mid-Atlantic region and the closure of a total of five offices in such region. These anticipated cost savings are not reflected in the pro forma results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Combined Integration Activities" for a discussion of the recent integration activities of Merkert and Rogers.


(c) Represents the net decrease of amortization of goodwill and other intangibles as a result of the purchase of Merkert and Rogers. The Company is in the process of allocating the excess purchase price to certain intangibles and goodwill and has assigned a 40-year life for goodwill and lives ranging from 5 to 7 years for other intangibles.

(d) Represents the net reduction of interest expense as a result of the Company's intention to pay down the following obligations with a portion of the proceeds from the Offering and the Term Loan:

                                           AVERAGE   APPROXIMATE 1997 INTEREST
   DESCRIPTION                             BALANCE      RATE        EXPENSE
   -----------                             --------  ----------- -------------
   Term loan.............................. $ 50,000     9.00%       $ 4,500
   Revolving line of credit...............   (6,000)    8.50%          (553)
   Revolving line of credit...............   (8,700)    8.70%          (583)
   Mortgage note..........................   (3,800)    8.56%          (326)
   IRS....................................             10.00%        (1,527)
   Acquisition obligations of Merkert and
    Rogers................................  (29,600)    9.00%        (2,664)
                                                                    -------
                                                                    $(1,153)
                                                                    =======

  The interest rate on the Term Loan is variable, a change of 1/8% in the rate would increase or decrease net income by approximately $38 on an annual basis.

(e) Represents the adjustment to record the income tax provision after considering non-deductible goodwill amortization.

(f) The pro forma combined statement of operations excludes approximately $15 million of aggregate non-recurring compensation charges to be recorded in the fourth quarter of 1998 by Merkert American, Merkert and Rogers prior to the purchase. These compensation charges relate to: (1) employment contract settlements of $1,500 paid to certain executives of Merkert who are departing the Company; (2) the cash and life insurance policies to be distributed to certain stockholders of Rogers; and (3) the transfer of shares of common stock of Rogers by the principal stockholders to certain minority stockholders and (4) a non-cash stock compensation charge related to the purchase of Common Stock by Gerald R. Leonard recorded in the second quarter of 1998.

(g) Includes (1) shares to be issued to the stockholders of Merkert, (2) shares issued to the management of and consultants to the Company, and (3) the 4,400,000 shares to be sold in this Offering. In addition, shares and potential dilutive shares used in computing diluted earnings per share include the dilutive effect of currently outstanding options to purchase shares of Common Stock.

(h) Includes $184 of compensation expense related to stock options granted to certain employees. The Company granted 245,000 options to purchase shares of Common Stock in October 1998 for $11.25 per share. The Company will recognize compensation expense for the difference between the exercise price and the estimated IPO price of $15.00 per share over the five-year vesting period.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             (F)
                                                      PRO FORMA           PRO FORMA
                          MERKERT   ROGERS  COMPANY  ADJUSTMENTS          COMBINED
                          --------  ------- -------  -----------         -----------
Sales...................  $ 31,511  $   --  $   --     $  --             $    31,511
Commissions.............    68,993   62,584     --        --                 131,577
                          --------  ------- -------    ------            -----------
Total revenue...........   100,504   62,584     --        --                 163,088
Cost of sales...........    28,721      --      --        --                  28,721
Selling, general and
 administrative
 expense................    68,191   57,880   1,271      (559)(a)(b)(h)      126,783
Restructuring expense...     2,303      --      --     (2,303)(b)                --
Depreciation and
 amortization...........     3,415    1,887     --     (1,260)(c)              4,042
                          --------  ------- -------    ------            -----------
Operating income........    (2,126)   2,817  (1,271)    4,122                  3,542
Interest expense........     3,506    1,980     --       (842)(d)              4,644
Other (income) expense,
 net....................       532      --      --        --                     532
                          --------  ------- -------    ------            -----------
Income (loss) before
 income taxes...........    (6,164)     837  (1,271)    4,964                 (1,634)
Provision (benefit) for
 income taxes...........       100      425     --       (504)(e)                 21
                          --------  ------- -------    ------            -----------
Net income (loss).......  $ (6,264) $   412 $(1,271)   $5,468            $    (1,655)
                          ========  ======= =======    ======            ===========
Basic net income per
 share .................                                                 $     (0.23)
Shares used in computing
 basic net income per
 share(g)...............                                                   7,218,000
                                                                         ===========
Diluted net income per
 share .................                                                 $     (0.23)
                                                                         ===========
Shares and potential
 dilutive shares used in
 computing diluted
 earnings per share(g)..                                                   7,218,000
                                                                         ===========

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                      STATEMENT OF OPERATIONS ADJUSTMENTS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

(a) Represents the salaries, fringe benefits and other directly attributable expenses of certain stockholders of Merkert and Rogers who will no longer be employed per written agreement; $1,185 in aggregate. Also includes the add back of $488 of rental expense resulting from the expected sale of Rogers' headquarters and associated leaseback.

(b) In connection with the Combination and the Offering, the Company intends to achieve significant cost savings through the integration of the operations of Merkert and Rogers. As of September 30, 1998 this process has already begun and has resulted in the integration of the mid-Atlantic region and the closure of a total of five offices in such region. Merkert has recorded a charge of $2,303 for severance for employees who have been terminated as of September 30, 1998 pursuant to the integration plan. The Company anticipates the integration actions will be substantially completed by the closing of the Combination and the Offering and that the savings from the integration actions will be substantially realized in the remainder of 1998 and in 1999. The $2,303 restructuring charge recorded by Merkert in the period has been eliminated on the Pro Forma Statement of Operations. These anticipated cost savings are not reflected in the pro forma results of operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Integration Activities" for a discussion of the recent integration activities of Merkert and Rogers.

(c) Represents the net decrease of amortization of goodwill and other intangibles as a result of the purchase of Merkert and Rogers. The Company is in the process of allocating the excess purchase price to certain intangibles and goodwill and has assigned a 40-year life for goodwill and lives ranging from 5 to 7 years for other intangibles.

(d) Represents the reduction of interest expense as a result of the Company's intention to pay down the following obligations with a portion of the proceeds from the Offering.

                                                  APPROXIMATE   NINE MONTHS
   DESCRIPTION                           AMOUNT      RATE     INTEREST EXPENSE
   -----------                           -------  ----------- ----------------
   Term loan............................ $50,000     9.00%        $ 3,375
   Revolving line of credit.............  (6,000)    8.50%           (423)
   Revolving line of credit.............  (8,600)    8.70%           (654)
   Mortgage note........................  (3,800)    8.56%           (242)
   IRS..................................            10.00%           (900)
   Acquisition obligations of Merkert
    and Rogers.......................... (29,600)    9.00%         (1,998)
                                                                  -------
                                                                  $  (842)
                                                                  =======

  The interest rate on the Term Loan is variable, a change of 1/8% in the rate would increase or decrease net income by approximately $38 on an annual basis.

(e) Represents the adjustment to record the income tax provision after considering non-deductible goodwill amortization.

(f) The pro forma combined statement of operations excludes in the aggregate approximately $15 million of aggregate, non-recurring compensation charges to be recorded in the fourth quarter of 1998 by Merkert American, Merkert and Rogers prior to the purchase. These compensation charges relate to:
    (1) employment contract settlements of $1,500 paid to certain executives of Merkert who are departing the Company; (2) cash and life insurance policies to be distributed to certain stockholders of Rogers; and (3) the transfer of shares of common stock of Rogers by the principal stockholders to certain minority stockholders.

(g) Includes (1) shares to be issued to stockholders of Merkert and Rogers,
    (2) shares issued to the management of and consultants to the Company, and
    (3) the 4,400,000 shares to be sold in this Offering. In addition, shares and potential dilutive shares used in computing diluted earnings per share include the dilutive effect of currently outstanding options to purchase shares of Common Stock.

(h) Includes $138 of compensation expense related to stock options granted to certain employees. The Company granted 245,000 options to purchase shares of Common Stock in October 1998 for $11.25 per share. The Company will recognize compensation expense for the difference between the exercise price and the estimated IPO price of $15.00 per share over the five-year vesting period.

  After the stock dividend discussed in Note 6 to Merkert American Corporation's financial statements is effected, we expect to be in a position to render the following report.

Arthur Andersen LLP
May 22, 1998


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Merkert American Corporation:

  We have audited the accompanying balance sheet of Merkert American Corporation (the "Company") as of March 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Merkert American Corporation as of March 31, 1998, in conformity with generally accepted accounting principles.

                          MERKERT AMERICAN CORPORATION

                                 BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                        SEPTEMBER 30, MARCH 31,
                                                            1998        1998
                        ASSETS                          ------------- ---------
                                                         (UNAUDITED)
Cash..................................................     $  149       $500
Deferred Offering and Combination Costs...............      2,193        289
                                                           ------       ----
  Total Assets........................................     $2,342       $789
                                                           ======       ====
         LIABILITIES AND STOCKHOLDER'S EQUITY
Accrued Expenses......................................     $1,842        289
Notes Payable.........................................        500        500
Preferred Stock, 1,000,000 authorized, 0 shares issued
 and outstanding......................................        --         --
Common Stock, $.01 par value--54,000,000 shares
 authorized, 1,651,333 shares issued and outstanding..         16        --
Additional paid-in capital............................      2,755        --
Note for sale of common stock.........................     (1,500)       --
Accumulated deficit...................................     (1,271)       --
                                                           ------       ----
                                                                0          0
                                                           ------       ----
  Total Liabilities and Stockholder's Equity..........     $2,342       $789
                                                           ======       ====

                            STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                                FROM INCEPTION
                                                               MARCH 4, 1998 TO
                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                                 (UNAUDITED)
Compensation Expense.........................................      $ 1,271
                                                                   -------
  Net Loss...................................................      $(1,271)
                                                                   =======


       The accompanying notes are an integral part of this balance sheet.

                         MERKERT AMERICAN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

1. BUSINESS AND ORGANIZATION

  Merkert American Corporation (the "Company") was incorporated on March 4, 1998 in order to create a leading national food broker through the acquisition of Merkert Enterprises, Inc. and Subsidiary ("Merkert") and Rogers-American Company, Inc. and Subsidiary ("Rogers"). These acquisitions (hereinafter referred to as the "Combination") will occur concurrently with and as a condition of an initial public offering (the "Offering"). The Company intends to complete the Offering of its common stock and subsequent to the Offering continue to acquire, through merger or purchase, similar companies in order to expand its regional and national operations.

  The Company's primary assets at September 30, 1998 are cash and deferred Offering and Combination costs. The Company's only operations to date have related to the Offering and the Combination. The Company received $500,000 in cash in exchange for a note payable. As of September 30, 1998, the Company has used $351,000 of cash to fund certain offering costs, the remaining offering costs incurred of $1,842,000 are included as accrued expenses on the September 30, 1998 Balance Sheet. Funding for the deferred Offering and Combination costs has been provided by Monroe & Company II, LLC (See Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a summary of significant accounting policies followed in the preparation of these financial statements.

 Unaudited Interim Financial Information

  The financial statements as of September 30, 1998 and for the period from inception, March 4, 1998 to September 30, 1998 are unaudited. The Company believes these financial statements include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and of the results of operations for the respective periods. It should also be noted that the results for the interim periods are not necessarily indicative of the results expected for any other interim period or the full year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

 Stock Based Compensation Plans

  The Company intends to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25. It will adopt the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation that requires stock-based compensation to be disclosed at its fair value.

 Earnings Per Share

  In February, 1997 the Financial Accounting Standard Board issued SFAS No. 128 Earnings per Share. SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and diluted earnings per share. Basic EPS excludes dilution and is calculated using the weighted average number of common shares outstanding for the period. Diluted EPS is calculated using the weighted average number of common shares and dilutive potential common shares outstanding for the period. Dilutive potential shares consist of stock options and are calculated using the treasury stock method.

                         MERKERT AMERICAN CORPORATION

            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

 Deferred Offering and Combination costs

  Deferred Offering and Combination costs consist primarily of legal, accounting and other professional fees incurred in connection with the Offering and the Combination. All costs associated with the Combination will be included as a component of purchase price pursuant to the purchase method of accounting. All costs associated with the Offering will be charged to Stockholder's Equity as a reduction to the proceeds when the Offering closes.

3. RELATED PARTY TRANSACTIONS

  In connection with the founding and organization of the Company, Monroe & Company II, LLC purchased 1,376,111 shares of Common Stock for an aggregate purchase price of $150. On May 11, 1998, Monroe & Company, LLC entered into a consulting agreement with the Company pursuant to which Monroe & Company, LLC was engaged to render certain business consulting, financial advisory and investment banking services to the Company on an exclusive basis for three years. Pursuant to the consulting agreement, Monroe & Company, LLC will be paid a financial advisory fee equal to (i) 5% of any consideration paid by the Company in connection with any transaction which results in the merger, consolidation or combination of the Company and a third party, the acquisition by the Company of the capital stock or assets of a third party or a joint venture with any third party ("Consideration") up to $1 million, plus (ii) 4% of the Consideration paid in excess of $1 million and up to $2 million, plus
(iii) 3% of the Consideration paid in excess of $2 million and up to $3 million, plus (iv) 2% of the Consideration paid in excess of $3 million and up to $4 million, plus (v) 1% of the Consideration paid in excess of $4 million. Under the consulting agreement, Monroe & Company, LLC will also be paid a fee equal to 0.75% of any principal amount committed under a senior credit facility for the Company from a lending institution. An additional fee shall be payable to Monroe & Company, LLC upon increases in such amount or upon refinancings with a new lender during the term of the consulting agreement. Monroe & Company, LLC will also be entitled to consulting fees based on projects and fee schedules to be mutually agreed upon by Monroe & Company, LLC and the independent directors of the Company (the "Board"). All fees related to financial advisory services and private placement will be paid to Monroe & Company, LLC in cash at the closing of the respective transaction. Consulting fees are paid on a monthly basis as services are rendered.

  In April 1998, Gerald R. Leonard, who will become Chairman of the Board, Chief Executive Officer and President of the Company upon consummation of the Offering, purchased 275,222 shares of Common Stock from the Company for an aggregate purchase price of $1,500,000. As a result, the Company recorded a non-recurring compensation charge of $1,271,000 in the second quarter of 1998. The purchase price for such stock was paid by a promissory note from Mr. Leonard to the Company in the principal amount of $1,500,000 (the "Leonard Note"). The Leonard Note provides that amounts outstanding thereunder will bear interest at a rate of 6% per annum, and that the entire principal amount and accrued interest will be due and payable on April 8, 2003. Mr. Leonard's obligations under the Leonard Note are secured by a pledge of the 275,222 shares of Common Stock purchased thereby pursuant to a stock pledge agreement. The Leonard Note is a recourse obligation of Mr. Leonard with respect to the sum of (i) the outstanding principal amount from time to time less $750,000 (but not less than zero dollars) and (ii) one-half of the accrued and unpaid interest at such time.

  During 1998 and prior to the consummation of the Offering, Joseph T. Casey will receive from the Company a total of $200,000 in consideration of acquisition consulting services rendered in connection with the Offering. Upon consummation of the Offering, Mr. Casey will become the Chief Financial Officer and Treasurer of the Company.

4. CAPITAL STOCK

  Upon amendment and restatement of the Company's Certificate of Incorporation, the Company's authorized capital stock will consist of 54,000,000 shares of Common Stock, $.01 par value per share, of which 4,000,000 are designated as Restricted Common Stock and 1,000,000 shares of undesignated preferred stock.

                         MERKERT AMERICAN CORPORATION

            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

 Common Stock

  At September 30, 1998, there were 1,651,333 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders.

  In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and after liquidation payments to holders of the outstanding shares of undesignated preferred stock, if any.

 Undesignated Preferred Stock

  At September 30, 1998, there were no shares of undesignated preferred stock outstanding. Holders of undesignated preferred stock would have priority over the holders of Common Stock with respect to dividends, and to other distributions, including the distribution of assets upon liquidation. The Board of Directors has the authority, without stockholder authorization, to issue shares of undesignated preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations.

5. STOCK OPTION PLAN

  The Company has adopted the Merkert American Corporation 1998 Stock Option and Incentive Plan (the "1998 Stock Plan"), which provides for the award of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), stock appreciation rights, deferred stock awards, restricted and unrestricted stock awards, performance share awards and dividend equivalent rights to all directors and employees of and consultants to the Company. The number of shares authorized for issuance under the 1998 Stock Plan is 938,340. In general, the terms of the awards granted will be established by either the Board of Directors or a committee established by the Board of Directors, which will consist of no less than two non-employee directors.

  In November and December 1998, the Company granted Non-Qualified Stock Options to purchase up to 245,000 shares of Common Stock under the 1998 Stock Plan to persons who will be officers of the Company following the consummation of the Offering. These options were issued at an exercise price of $11.25 per share. These options become exercisable in five annual installments beginning on the first anniversary of the date of grant. The difference between the exercise price, $11.25, and the offering price will be recognized as compensation expenses over the vesting period. See "Certain Transactions." In addition, in connection with the Offering, the Company will grant to employees of the Company options under the 1998 Stock Plan to purchase an aggregate of 347,000 shares of Common Stock. Each such option will have a per share exercise price equal to the Offering price, will expire ten years from the date of grant and generally will become exercisable in five annual installments beginning on the first anniversary of the date of grant. The Company will also grant to directors options under the 1998 Stock Plan to purchase an aggregate of 65,000 shares of Common Stock. Each such option will have a per share exercise price equal to the offering price, will expire 10 years from the date of grant and generally will become exercisable in annual installments vesting 50% upon the first anniversary of the grant date and the remaining 50% shall vest in equal installments over the number of years remaining in each director's term as of the first anniversary of the date of the grant.

6. SUBSEQUENT EVENTS

  On May 22, 1998 and as amended on November 16, 1998, Rogers entered into a stock purchase agreement with Merkert American Corporation and the stockholders of Rogers. Pursuant to this stock purchase agreement, the Company will purchase all of the outstanding shares of common stock of Rogers for approximately $25.6

                         MERKERT AMERICAN CORPORATION

            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS) million. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the Common Stock of the Company. There can be no assurances that this stock purchase agreement will be consummated.

  On May 20, 1998 and as amended from time to time, Merkert entered into a stock purchase agreement with Merkert American Corporation and the stockholders of Merkert. Pursuant to this stock purchase agreement, the Company will purchase all of the outstanding shares of common and convertible redeemable preferred stock of Merkert for approximately $48.5 million in cash and stock of the Company. The consideration shall be reduced by the amount payable by Merkert as a result of the current examination of Merkert's federal and state tax filings for 1992, 1993 and 1994. In addition, Merkert is currently the subject of an audit with respect to its federal income tax returns for its fiscal years 1995, 1996 and 1997. Also, Merkert has received written notice from the seller of a food brokerage business acquired by Merkert alleging that Merkert has breached certain covenants contained in an agreement with such seller, claiming that such breaches have caused the acceleration of certain obligations of Merkert to the seller and have filed an arbitration demand which is currently pending before the American Arbitration Association. In connection with the acquisition of Merkert, a portion of the cash purchase price will be held in escrow to cover potential liabilities resulting from the IRS audit and the arbitration with the seller of the food brokerage business and the Company does not believe that the ultimate outcome of these matters will have a material adverse effect on the Company. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the Common Stock of the Company. In addition, Merkert has agreed to settle the employment contracts of two executives upon the consummation of this stock purchase agreement and will record a compensation charge of $1,500,000 at that time. There can be no assurances that the stock purchase agreement will be consummated.

  The Company and Messrs. Monroe and Leonard are parties to a Registration Rights Agreement, dated May 18, 1998, pursuant to which Messrs. Monroe and Leonard have the right, subject to certain restrictions, beginning on the date that is 180 days following the completion of the Offering, to cause the Company to effect a registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), on not more than two occasions. Messrs. Monroe and Leonard also have certain "piggy-back" registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights.

  In connection with the Combination, the Company will enter into Registration Rights Agreements with the former stockholders of Merkert and Rogers, respectively, pursuant to which such former stockholders will have the right, subject to certain restrictions, to include their shares of Common Stock received in the Combination in a registration statement filed by the Company under the Securities Act.

  Upon the effective date of the Company's initial public offering as described elsewhere in this prospectus, the Company expects to declare a stock dividend of 729.9074 shares of Common Stock and 186.50 shares of Restricted Common Stock in respect of each issued and outstanding shares of Common Stock. All share and per share amounts give effect to such stock dividend.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Merkert Enterprises, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Merkert Enterprises, Inc. and Subsidiary ("Merkert") as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merkert Enterprises, Inc. and Subsidiary as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that Merkert will continue as a going concern. As discussed in Note 2 to the financial statements, Merkert has suffered net losses in 1996 and 1997 and has a net working capital deficiency at December 31, 1997 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                            Arthur Andersen LLP

Boston, Massachusetts
May 22, 1998

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   SEPTEMBER 30,
                                                 1996      1997        1998
                                                -------  --------  -------------
                                                                    (UNAUDITED)
                    ASSETS
Current assets:
  Cash........................................  $   730  $    566    $    --
  Restricted cash.............................      368       595         619
  Accounts receivable, less allowance for
   doubtful accounts of $225, $575 and $575,
   respectively...............................   16,708    18,437      15,177
  Inventories.................................    1,834     1,911       1,193
  Prepaid expenses and advances...............      240       318       2,531
                                                -------  --------    --------
    Total current assets......................   19,880    21,827      19,520
                                                -------  --------    --------
Property, plant and equipment, net............    8,155    12,628      11,669
                                                -------  --------    --------
Intangibles, net of amortization..............   18,027    23,613      22,244
                                                -------  --------    --------
Other assets..................................    1,360       631       1,437
                                                -------  --------    --------
    Total assets..............................  $47,422  $ 58,699    $ 54,870
                                                =======  ========    ========
    LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt........  $   651  $    693    $    700
  Revolving line of credit....................    1,430     5,883       6,486
  Current maturities of notes payable and
   lease......................................    2,746     4,085       2,776
  Accounts payable............................    8,611     8,184       4,318
  Accrued expenses............................   23,844    27,942      31,855
                                                -------  --------    --------
    Total current liabilities.................   37,282    46,787      46,135
                                                -------  --------    --------
Long-term debt and notes payable, less current
 maturities...................................   15,590    21,278      24,638
                                                -------  --------    --------
Commitments and contingencies
Convertible redeemable preferred stock:
  $.01 par value, at redemption value--
   Authorized--500,000 shares
   Issued and outstanding--237,446, 213,566
    and 214,544 shares respectively...........    6,360     5,720       5,747
Common Stock, subject to redemption $.01 par
 value
 Issued and outstanding--370,753 and 411,853
 shares, respectively.........................      805     1,619       1,619
Stockholders' deficit:
  Common stock, $.01 par value--
   Authorized--3,500,000 shares
   Issued and outstanding--1,232,582 and
    1,224,582 shares, respectively............       14        14          14
  Additional paid-in capital..................    3,126     3,126       3,126
  Accumulated deficit.........................  (12,048)  (15,942)    (22,506)
  Treasury stock--at cost.....................   (3,707)   (3,903)     (3,903)
                                                -------  --------    --------
                                                (12,615)  (16,705)    (23,269)
                                                -------  --------    --------
    Total liabilities and stockholders'
     deficit..................................  $47,422  $ 58,699    $ 54,870
                                                =======  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                               NINE MONTHS
                                                             ENDED SEPTEMBER
                                 YEAR ENDED DECEMBER 31,           30,
                                ---------------------------  ----------------
                                 1995      1996      1997     1997     1998
                                -------  --------  --------  -------  -------
                                                               (UNAUDITED)
Revenues:
  Commissions.................. $73,336  $ 80,661  $104,274  $78,690  $68,993
  Sales........................  49,233    44,916    43,105   31,495   31,511
                                -------  --------  --------  -------  -------
                                122,569   125,577   147,379  110,185  100,504
Operating expenses:
  Selling expenses.............  45,717    52,510    69,913   55,022   45,820
  Cost of sales................  45,615    41,890    39,027   28,884   28,721
  General and administrative...  26,671    28,097    32,582   25,541   22,371
  Depreciation and
   amortization................   2,132     2,447     4,484    3,442    3,415
  Restructuring Expense........     --        --        --       --     2,303
                                -------  --------  --------  -------  -------
    Operating income (loss)....   2,434       633     1,373   (2,704)  (2,126)
                                -------  --------  --------  -------  -------
Other income (expense):
  Interest income..............     155       133        56       56      --
  Interest expense.............  (1,660)   (2,283)   (5,010)  (3,526)  (3,506)
  Other income (expense).......    (122)      247        23        7     (532)
                                -------  --------  --------  -------  -------
    Total other income
     (expense).................  (1,627)   (1,903)   (4,931)  (3,463)  (4,038)
                                -------  --------  --------  -------  -------
Income (loss) before provision
 for income taxes..............     807    (1,270)   (3,558)  (6,167)  (6,164)
Provision (benefit) for income
 taxes.........................   1,268       804      (109)     275      100
                                -------  --------  --------  -------  -------
    Net loss...................    (461)   (2,074)   (3,449)  (6,442)  (6,264)
Preferred stock dividends......     445       445       445      334      300
                                -------  --------  --------  -------  -------
Net loss applicable to common
 stockholders.................. $  (906) $ (2,519) $ (3,894) $(6,776) $(6,564)
                                =======  ========  ========  =======  =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                          COMMON STOCK,
                          $.01 PAR VALUE  TREASURY STOCK    ADDITIONAL
                         ---------------- ----------------   PAID-IN   ACCUMULATED
                          SHARES   AMOUNT SHARES   AMOUNT    CAPITAL     DEFICIT     TOTAL
                         --------- ------ -------  -------  ---------- ----------- ---------
Balance, December 31,
 1994................... 1,447,582  $ 14      --   $   --     $3,126    $ (8,623)  $  (5,483)
  Net income............       --    --       --       --        --         (461)       (461)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Purchase of treasury
   stock................       --    --   123,000    2,042       --          --       (2,042)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1995................... 1,447,582    14  123,000    2,042     3,126      (9,529)     (8,431)
  Net loss..............       --    --       --       --        --       (2,074)     (2,074)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Purchase of treasury
   stock................       --    --    92,000    1,665       --          --       (1,665)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1996................... 1,447,582    14  215,000    3,707     3,126     (12,048)    (12,615)
  Net loss..............       --    --       --       --        --       (3,449)     (3,449)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Issuance of stock--
   401(k)...............       --    --   (10,500)    (174)      --          --          174
  Purchase of treasury
   stock................       --    --    18,500      370       --          --         (370)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1997................... 1,447,582    14  223,000    3,903     3,126     (15,942)    (16,705)
  Net loss (unaudited)..                                                  (6,264)     (6,264)
  Preferred dividend
   declared
   (unaudited)..........       --    --       --       --        --         (300)       (300)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, September 30,
 1998 (unaudited)....... 1,447,582  $ 14  223,000  $ 3,903    $3,126    $(22,506)  $ (23,269)
                         =========  ====  =======  =======    ======    ========   =========



  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                NINE MONTHS
                                                                   ENDED
                                   YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   -------------------------  ----------------
                                    1995     1996     1997     1997     1998
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
Net loss.......................... $  (461) $(2,074) $(3,449) $(6,442) $(6,264)
  Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating
   activities--
  Depreciation and amortization...   2,132    2,447    4,484    3,442    3,415
  Loss (gain) on disposal of fixed
   assets.........................     (31)      45      115       14     (224)
  Changes in assets and
   liabilities, exclusive of
   acquisitions--
  (Increase) decrease in--
    Accounts receivable, net......  (1,269)  (1,565)  (1,729)    (986)   3,260
    Inventories, prepaid expenses
     and advances.................     189      718     (155)     596   (1,495)
    Other assets..................      86     (348)     527      204     (797)
    Accounts payable..............   2,868    2,266     (427)  (2,690)  (3,866)
    Accrued expenses..............   2,664    2,584    4,098    8,473    3,910
                                   -------  -------  -------  -------  -------
    Net cash provided by (used in)
     operating activities.........   6,178    4,073    3,464    2,611   (2,061)
                                   -------  -------  -------  -------  -------
Cash flows from investing
 activities:
  Additions to property, plant and
   equipment......................  (1,435)  (3,356)  (7,273)  (8,242)  (1,671)
  Net proceeds from sale of
   property, plant and equipment..     149      117      530      507      512
  Acquisitions, net of cash
   acquired.......................     --    (1,421)    (748)    (748)
  (Increase) decrease in cash
   surrender value, net of
   increase in policy loans.......     (19)     (26)     202      215      (10)
                                   -------  -------  -------  -------  -------
    Net cash (used in) provided by
     investing activities.........  (1,305)  (4,686)  (7,289)  (8,268)  (1,169)
                                   -------  -------  -------  -------  -------
Cash flows from financing
 activities:
  Dividends paid..................    (445)    (445)    (445)     --       --
  Borrowings under revolving line
   of credit......................     --     1,430    4,453    4,857      603
  Issuance (repayment) of long-
   term debt......................     --     1,473    3,419    2,351    3,367
  Net (repayment) issuance of
   notes payable..................    (275)  (1,292)  (2,529)  (1,429)  (1,309)
  Issuance of convertible
   preferred stock................     --       --       --       --        27
  Redemption of convertible
   preferred stock................     --       --      (640)     --       --
  Repurchase of treasury stock....  (2,042)  (1,665)    (370)    (370)     --
                                   -------  -------  -------  -------  -------
    Net cash (used in) provided by
     financing activities.........  (2,762)    (499)   3,888    5,409    2,688
                                   -------  -------  -------  -------  -------
    Net increase (decrease) in
     cash.........................   2,111   (1,112)      63     (248)    (542)
Cash:
  Beginning of year...............      99    2,210    1,098    1,098    1,161
                                   -------  -------  -------  -------  -------
  End of period................... $ 2,210  $ 1,098  $ 1,161  $   850  $   619
                                   =======  =======  =======  =======  =======
Supplemental disclosures of:
  Cash flow information--
  Cash payments for--
    Interest...................... $   563  $   934  $ 3,501  $ 1,894  $ 2,422
                                   =======  =======  =======  =======  =======
    Income taxes.................. $   822  $ 1,825  $    21  $     6  $ 1,756
                                   =======  =======  =======  =======  =======
  Non-cash flow information--
    Purchase price financed by
     seller....................... $ 1,158  $13,947  $ 6,292  $ 6,292  $   --
                                   =======  =======  =======  =======  =======
    Liabilities assumed........... $   --   $   724  $   560  $   560  $   --
                                   =======  =======  =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF BUSINESS

  Merkert Enterprises, Inc. ("Merkert") is a broker of food and various food-related products. Merkert provides sales, marketing and merchandising services to manufacturers ("Manufacturers") of consumer goods and serves as an intermediary between the Manufacturers and retailers and wholesalers of the consumer goods. Merkert also provides development, inventory management and procurement and packaging services of private label frozen fruit and vegetable products for several retailers. Merkert primarily operates throughout the northeast and mid-Atlantic regions of the United States.

2. LIQUIDITY

  Merkert incurred net losses in 1996 and 1997 and has a net working capital deficiency of $24,960 as of December 31, 1997, which results in a substantial doubt about Merkert's ability to continue as a going concern. Management's plans to alleviate the net working capital deficiency include the sale of all of the outstanding shares of Merkert's common and convertible redeemable preferred stock to another entity (see Note 12). This new entity intends to finance the acquisition through an initial public offering of equity (the "Offering"). The proceeds from a successful offering will also be used to repay certain indebtedness of Merkert. Also, Merkert plans to seek to obtain a new revolving credit facility sufficient to meet Merkert's working capital requirements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Merkert and its wholly owned subsidiary Merkert Laboratories, Inc. ("Merkert Labs"). All intercompany accounts and transactions have been eliminated in consolidation.

 Unaudited Interim Financial Information

  The financial statements as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are unaudited. Merkert believes these financial statements include all adjustments, consisting of normal recurring adjustments, that Merkert considers necessary for a fair presentation of the financial position and of the results of operations for the respective periods.

  It should also be noted that the results for the interim periods are not necessarily indicative of the results expected for any other interim period or full year.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

 Revenue Recognition

  Commissions are earned and recognized upon shipment by the Manufacturer to the retailer or wholesaler; product sales revenue is recognized upon shipment by Merkert.

 Marketable Securities

  Merkert accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Merkert's investments were classified as available-for-sale and are recorded at market value. During 1995, all investments were sold and the resulting gain of $567 was included in other income in the consolidated statement of operations.

 Inventories

  Inventories are primarily finished goods and consist of price marking guns and labels as well as other supplies purchased by retailers. Inventories are stated at the lower of cost or market and are valued on a first-in, first-out
(FIFO) basis.

 Fair Value

  Effective December 31, 1995, Merkert adopted SFAS No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires that Merkert disclose estimated fair values for certain of its financial instruments. Merkert's financial instruments consist of cash, accounts receivable, notes payable, accounts payable and long-term debt. The carrying value of Merkert's financial instruments approximates fair value at December 31, 1995, 1996 and 1997.

 Concentration of Credit Risk

  Financial instruments that potentially subject Merkert to concentrations of credit risk principally consist of trade receivables. Merkert's trade receivables result primarily from commission sales. Merkert maintains reserves for potential credit losses and such losses have been immaterial.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed principally by accelerated methods over the estimated useful lives of the assets.

 Intangibles

  Intangibles consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Goodwill................................................... $17,160  $20,595
   Noncompete agreements......................................   1,857    5,883
                                                               -------  -------
                                                                19,017   26,478
   Accumulated amortization...................................    (990)  (2,865)
                                                               -------  -------
                                                               $18,027  $23,613
                                                               =======  =======

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

  Goodwill, the excess of the acquired business purchase price over the fair value of the acquired assets, is amortized on a straight-line basis over estimated useful lives which range from 10 to 20 years. Noncompete agreements are amortized on a straight-line basis over the life of the respective agreement. Amortization expense was $467, $861 and $2,615 for the years ended December 31, 1995, 1996 and 1997, respectively.

 Income Taxes

  Merkert provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates which will be in effect when these differences are expected to reverse.

 Impairment of Long-Lived Assets

  Merkert evaluates the carrying value of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Accordingly, Merkert evaluates the carrying value of its long-lived assets including equipment and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under SFAS No. 121, an assessment is made to determine whether the sum of the expected future undiscounted cash flows from the use of the assets and eventual disposition is less than the carrying value. If the sum of the expected undiscounted cash flows is less than the carrying value, an impairment loss is recognized by measuring the excess of carrying value over fair value (generally estimated by projected future discounted cash flows for the applicable operation or independent appraisal). At December 31, 1996 and 1997, management believes no such impairment of assets was indicated.

 Accrued Expenses

  Accrued expenses consist of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
   Accrued compensation......................................... $ 3,125 $ 3,589
   Taxes........................................................  14,353  16,972
   Other........................................................   6,366   7,381
                                                                 ------- -------
                                                                 $23,844 $27,942
                                                                 ======= =======

4. ACQUISITIONS

  Merkert completed acquisitions of several food brokerage businesses during 1995, 1996 and 1997.

  The acquisitions are accounted for using the purchase method of accounting; accordingly, the results of operations are included in the accompanying consolidated financial statements from their respective dates of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. A portion of the purchase price in certain acquisitions is payable contingent upon achieving defined performance criteria. Merkert's policy is to estimate the net present value of the expected payments and record that amount as part of the purchase price. Merkert records any ultimate changes to the estimate as an adjustment to the goodwill. Purchase price in excess of net identified

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

tangible and intangible assets is recorded as goodwill and amortized on a straight-line basis over periods ranging from 10 to 20 years. The following is a summary of the acquisitions which were consummated in 1995, 1996 and 1997:

                                       PURCHASE PRICE     NET
                                      ----------------- TANGIBLE
                                       CASH   FINANCED   ASSETS              OTHER
      ACQUISITION            DATE      PAID   BY SELLER ACQUIRED GOODWILL INTANGIBLES
      -----------        ------------ ------  --------- -------- -------- -----------
Food Service Sales...... January 1995 $  --    $(1,158)  $ --    $ 1,158    $  --
ABD Sales, Inc.......... October 1996 (1,121)   (9,275)    (63)   10,147       312
DelGrosso-Richardson-
 Morrison, Inc.......... October 1996   (300)   (4,672)     88     3,554     1,330
Toomey-DeLong, Inc. .... January 1997   (635)   (5,144)    593     1,160     4,026
Luciano................. January 1997   (113)   (1,148)   (405)    1,666       --

  Had each of these acquisitions been consummated on January 1, 1996, the unaudited pro forma revenues and net loss for Merkert for the year ended December 31, 1996 would have been $164,877 and $(1,787), respectively.

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are comprised of the following at December 31, 1996 and 1997:

                                                                    DEPRECIABLE
                                                    1996    1997   LIFE IN YEARS
                                                   ------- ------- -------------
   Land........................................... $   693 $   693       --
   Buildings......................................   5,780  10,113     25-39
   Furniture and equipment........................   4,744   5,590         5
   Data processing................................   4,010   5,497         3
   Motor vehicles.................................   1,061     354         5
   Leasehold improvements.........................   1,036     217         5
                                                   ------- -------
                                                    17,324  22,464
   Less--Accumulated depreciation.................   9,169   9,836
                                                   ------- -------
                                                   $ 8,155 $12,628
                                                   ======= =======

  Depreciation expense for the years ended December 31, 1995, 1996 and 1997 was $1,665, $1,586 and $1,869, respectively.

6. EMPLOYEE BENEFIT PLANS

  Merkert sponsors the Merkert Enterprises, Inc. Employee Stock Ownership Plan and Trust ("ESOP"). On January 1, 1997, Merkert amended its ESOP to provide for a contributory plan under the provisions of Section 401(k) (the"401(k) Plan") of the Internal Revenue Code. As of January 1, 1997, eligible employees can make voluntary contributions to the 401(k) Plan.

  Under the provisions of the 401(k) Plan, Merkert currently matches 100% of an eligible employee's contribution up to certain limits determined by Merkert (currently 4%) of the employee's salary. Prior to the adoption of the 401(k) Plan, Merkert's contributions were made at the discretion of the Board of Directors.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

For the years ended December 31, 1995, 1996 and 1997, Merkert expensed approximately $2,275, $1,249 and $988, respectively, under the terms of the ESOP and 401(k) Plans. On December 23, 1997, the Board of Directors authorized the issuance to the ESOP of 51,600 shares, held as treasury stock to satisfy the fiscal 1997 obligation. The value of the common stock issued to the 401(k) was at fair value based on an independent appraisal.

  At December 31, 1997, the ESOP owned 25% of the common stock and 100% of the redeemable convertible preferred stock outstanding. Furthermore, under the terms of the ESOP, Merkert may be required to repurchase both common and preferred stock issued to either the ESOP or an employee upon the occurrence of certain events.

7. CONVERTIBLE REDEEMABLE PREFERRED STOCK

  The convertible redeemable preferred stock was issued in September 1991. Each share is convertible into one share of common stock under certain circumstances. The convertible redeemable preferred stock is subject to a cumulative annual dividend of $1.875 per share and has pro rata participation rights in any common stock dividends. The convertible redeemable preferred stock is redeemable by the holder at any time; only to the extent necessary for such holder to provide for distributions to participants in the ESOP. The preferred stock is redeemable at a price equal to the greater of the appraised value per share or $26.785 per share plus any unpaid dividends. All shares of common and convertible redeemable preferred stock have equal voting rights.

8. CONTINGENCIES

  Merkert is involved in various legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of such legal proceedings will not have a material adverse impact on Merkert's consolidated financial position or results of operations.

9. COMMITMENTS

 Promotional Funds

  Certain Manufacturers provide Merkert with funds to be used solely for advertising and other promotional activities. At December 31, 1996 and 1997, Merkert had cash of $368 and $595, respectively, use of which was restricted to payment for promotional activities on behalf of its Manufacturers. The offsetting liability is included in accrued liabilities in the balance sheet at December 31, 1996 and 1997.

 Legal Proceedings

  Merkert has received written notice from the seller of a food brokerage business acquired by Merkert alleging that Merkert has breached certain covenants contained in an agreement with such seller, claiming that such breaches have caused the acceleration of certain obligations of Merkert to such seller and have filed an arbitration demand which is currently pending before the American Arbitration Association. Merkert believes that this matter, if determined adversely to Merkert, would not have a material adverse effect on Merkert. Merkert is from time to time a party to litigation arising in the ordinary course of business. There can be no assurance that Merkert's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, any liability that Merkert might incur upon the resolution of this litigation will not, in the aggregate, have a material adverse effect on the financial condition or results of operations of Merkert.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


 Leases

  Merkert leases certain office and warehouse facilities under operating leases expiring on various dates through 2005.

  Rental costs, including real estate taxes, amounted to approximately $3,273, $3,469 and $4,386 in 1995, 1996 and 1997, respectively.

  The following is a schedule of future minimum rental payments exclusive of real estate taxes required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

                                                                          RENT
                                                                        PAYMENTS
                                                                        --------
   Year ending December 31,
    1998............................................................... $ 2,559
    1999...............................................................   2,232
    2000...............................................................   1,740
    2001...............................................................   1,458
    2002...............................................................   1,462
    Thereafter.........................................................   3,094
                                                                        -------
     Total............................................................. $12,545
                                                                        =======

10. INCOME TAXES

  The provision (benefit) for income taxes for the years ended December 31, is as follows:

                                                               1995  1996 1997
                                                              ------ ---- -----
   Federal--
    Current.................................................. $  632 $603 $ (82)
    Deferred.................................................    320  --    --
                                                              ------ ---- -----
                                                                 952  603   (82)
                                                              ------ ---- -----
   State--
    Current..................................................    210  201   (27)
    Deferred.................................................    106  --    --
                                                              ------ ---- -----
                                                                 316  201   (27)
                                                              ------ ---- -----
                                                              $1,268 $804 $(109)
                                                              ====== ==== =====

  A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the effective rates reflected in the accompanying consolidated statements of income are as follows:

                                                             YEAR ENDED
                                                        ---------------------
                                                         1995  1996    1997
                                                        ------ -----  -------
   U.S. federal statutory provision.................... $  274 $(432) $(1,210)
   State income taxes, net of federal income tax
    effect.............................................     48   (76)    (213)
   Change in valuation allowance.......................      4 1,137    1,613
   Permanent items.....................................    282   314      459
   Other...............................................    660  (139)    (758)
                                                        ------ -----  -------
     Effective tax provision........................... $1,268 $ 804  $  (109)
                                                        ====== =====  =======

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  The tax effect of temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Assets--
     Accrued interest......................................... $ 1,900  $ 2,487
     Intangibles..............................................     244    1,737
     Receivable reserves......................................      90      230
     Health insurance.........................................      15      240
     Net operating loss.......................................     --       164
     Alternative minimum tax credit...........................     --       157
     Other....................................................   1,255    1,062
                                                               -------  -------
       Total assets...........................................   3,504    6,077
                                                               -------  -------
     Valuation allowance......................................  (3,390)  (5,003)
                                                               -------  -------
       Total assets, net of valuation allowance...............     114    1,074
                                                               -------  -------
   Liabilities--
     Property basis differences...............................     --      (264)
     Prepaid expenses.........................................    (114)    (164)
     Other....................................................     --      (646)
                                                               -------  -------
       Total liabilities......................................    (114)  (1,074)
                                                               -------  -------
       Net assets (liabilities)............................... $   --   $   --
                                                               =======  =======

  Merkert has provided a valuation allowance on the portion of the net deferred tax assets that are not likely to be realized. The valuation allowance increased in fiscal 1997 and fiscal 1996 by approximately $1,613 and $1,137, respectively.

  Merkert's federal and state tax filings for 1992, 1993 and 1994 are currently under examination by tax authorities. The examinations are not complete and Merkert expects to challenge certain preliminary conclusions of the examinations. Merkert has established reserves in various years which it believes will be adequate to cover the range of potential liability; however, the ultimate outcome of the matter is uncertain (see Note 12).

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


11. LONG-TERM DEBT

  As of December 31, debt consists of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
Revolving line of credit....................................... $ 1,430 $ 5,883
Bank--mortgage and term loans..................................   2,834   6,253
Commercial promissory notes....................................   1,951   1,242
Leases.........................................................     --      186
Acquisition Agreement--DRM.....................................   4,577   3,532
Acquisition Agreement--ABD.....................................   8,723   8,513
Acquisition Agreement--FSS.....................................     625     327
Acquisition Agreement--Luciano.................................     --    1,345
Acquisition Agreement--Toomey-DeLong...........................     --    4,509
Other..........................................................     277     149
                                                                ------- -------
                                                                 20,417  31,939
Less--Current maturities.......................................   4,827  10,661
                                                                ------- -------
  Net long-term debt........................................... $15,590 $21,278
                                                                ======= =======

  The amounts due under the acquisition agreements represent the total estimated payments to be made pursuant to these agreements. The total estimated payments have been discounted using a rate of approximately 10%. The amounts due under these notes are unsecured and extend through 2009. They are payable in either monthly or quarterly payments.

  On October 31, 1996, Merkert entered into an $8,500 secured revolving line of credit agreement with a bank. The revolving line of credit bears interest at the bank's base rate (8.5% at December 31, 1997). On December 23, 1997, the revolving line of credit agreement was amended to extend the term of the agreement through February 1, 1999. Amounts outstanding under the revolving line of credit are secured by eligible accounts receivables. The agreement contains restrictive covenants customary in this type of financing arrangement. As of June 30, 1998, Merkert was not in compliance with certain of these covenants and is in default under the line of credit agreement.

  On September 5, 1996, a bank mortgage secured by a building was refinanced and Merkert entered into a new loan agreement with a bank. The agreement provided for a $4,335 mortgage loan and amended the existing term loan to increase the availability under the loan to $2,765. Proceeds from these borrowings were used to refinance the old bank mortgage note, existing commercial promissory note, and to fund construction of Merkert's new office space. The mortgage loan required monthly interest payments only, beginning October 5, 1996 through July 5, 1997. Effective July 5, 1997, both principal and interest are due monthly. The mortgage loan matures September 5, 2006, at which time a balloon payment of the remaining balance would have been due. The interest rates will float at the bank's base rate, or may be fixed at rates tied to the London Interbank Offered Rate or U.S. Treasury Rates, at Merkert's option. The term loan required monthly principal payments of $50, plus interest and matures September 2, 2001.

  The September 5, 1996 loan agreement and the revolving line of credit agreement contain restrictive covenants customary in these types of financing arrangements, including limitations on obtaining additional

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

indebtedness and certain financial covenants including a maximum leverage ratio and minimum tangible net worth requirements. During 1997, Merkert was in default with respect to the leverage ratios and the minimum tangible net worth covenant. On December 23, 1997, Merkert obtained a waiver of these defaults.

  On February 13, 1998, Merkert entered into a $9,500 secured mortgage agreement, effective April 1, 1998, with a real estate lender which replaced their existing mortgage and term loans. The mortgage note bears interest at 8.56%. The loan requires monthly payments of $82, beginning April 1, 1998 and matures March 1, 2018.

  In September 1995, Merkert repurchased 115,000 shares of common stock for an aggregate purchase price of $1,909. Merkert paid $581 in cash and delivered an unsecured promissory note in the amount of $1,328. The note requires three annual principal payments of $443 and bears interest at 8.75%.

  In February 1996, Merkert repurchased 92,000 shares of common stock for an aggregate purchase price of $1,665. Merkert paid $333 and delivered an unsecured subordinated promissory note in the amount of $1,332. The note requires five annual principal payments of $266 and bears interest at 8.25%.

  In July 1997, Merkert elected to repurchase 8,000 shares of common stock for an aggregate purchase price of $160. At December 31, 1997, Merkert had delivered an unsecured subordinated promissory note in settlement of this obligation.

  In conjunction with the acquisitions discussed in Note 4, elements of the purchase price were financed by the sellers. These amounts are included in the following table.

  Future principal payments on long-term debt for the years ending December 31, are as follows:

   1998................................................................. $ 4,778
   1999.................................................................   3,049
   2000.................................................................   2,726
   2001.................................................................   1,899
   2002.................................................................   2,084
   Thereafter...........................................................  11,520
                                                                         -------
     Total.............................................................. $26,056
                                                                         =======

12. SUBSEQUENT EVENTS

  On May 20, 1998 and as amended from time to time, Merkert entered into a stock purchase agreement with Merkert American Corporation and the stockholders of Merkert. Pursuant to this stock purchase agreement Merkert American Corporation will purchase all of the outstanding shares of common and convertible redeemable preferred stock of Merkert for approximately $48.5 million in cash and stock of Merkert American Corporation. The consideration shall be reduced by the amount payable by Merkert as a result of the current examination of Merkert's federal tax filings for 1992, 1993 and 1994 and state tax filings for 1994. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of Merkert American Corporation. In addition, Merkert has agreed to settle the employment contracts of two executives upon the consummation of the Purchase Agreement and will record a compensation charge of $1,500 at that time. There can be no assurances that the stock purchase agreement will be consummated.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  On May 22, 1998, Merkert entered into agreements with certain former stockholders of businesses previously acquired by Merkert. These agreements provide Merkert with an option to settle, for a predetermined cash payment, the outstanding obligation due from Merkert to the respective former stockholder. The cash payouts per these options approximate the amounts recorded as liabilities in the accompanying consolidated financial statements. These options expire December 31, 1998. If and when the option is exercised, any differences between the option amount and the carrying amount in the accompanying financial statements will be recorded as an adjustment to purchase price.

  On May 18, 1998, Merkert entered into a settlement with the Internal Revenue Service ("IRS") which resolved matters raised by the IRS in connection with Merkert's tax filings for 1992, 1993 and 1994. In connection with the settlement, Merkert will pay approximately $17.7 million, in aggregate, to both the IRS and the applicable state tax authorities. The amount of the settlement did not differ materially from recorded reserves. Pursuant to the stock purchase agreement among Monroe, Inc., Merkert and the stockholders of Merkert, the former stockholders of Merkert will use a portion of the cash proceeds received to pay the tax settlement.

  In May, 1998 Merkert became subject to an audit with respect to its federal income tax returns for its fiscal years 1995, 1996, and 1997. Merkert has established reserves in various years which it believes will be adequate to cover any potential liability, however the ultimate outcome of this matter is uncertain.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rogers-American Company, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Rogers-American Company, Inc. ("Rogers") and Subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Rogers' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers and Subsidiary as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP

Boston, Massachusetts
May 22, 1998

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 DECEMBER 31,
                                                ----------------  SEPTEMBER 30,
                                                 1996     1997        1998
                                                -------  -------  -------------
                                                                   (UNAUDITED)
                    ASSETS
Current assets:
  Cash......................................... $   730  $   556     $   667
  Restricted cash..............................     220      505         430
  Accounts receivable, less allowance for
   doubtful accounts of $484, $799 and $799 in
   1996, 1997 and 1998, respectively...........   6,413    9,072      11,127
  Prepaid expenses and advances................     292      218         511
  Income taxes receivable......................     512      --          --
  Deferred tax asset...........................     546      639         639
                                                -------  -------     -------
    Total current assets.......................   8,713   10,990      13,374
                                                -------  -------     -------
Property, plant and equipment, net.............   5,953    5,931       5,545
                                                -------  -------     -------
Intangibles, net of amortization...............  20,519   18,671      17,175
                                                -------  -------     -------
Other assets:
  Cash value of life insurance, net............   2,449    3,239       3,509
  Deferred tax asset...........................     117      149         150
  Other noncurrent assets......................      10       19          19
                                                -------  -------     -------
    Total other assets.........................   2,576    3,407       3,678
                                                -------  -------     -------
    Total assets............................... $37,761  $38,999     $39,772
                                                =======  =======     =======
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......... $ 6,344  $ 1,949     $11,837
  Accounts payable.............................   3,087    2,034       2,834
  Accrued expenses.............................   3,971    3,880       3,296
                                                -------  -------     -------
    Total current liabilities..................  13,402    7,863      17,967
                                                -------  -------     -------
Long-term debt, less current maturities........  24,849   30,830      21,087
                                                -------  -------     -------
Other noncurrent liabilities...................     316      479         479
                                                -------  -------     -------
Commitments and contingencies
Stockholders' equity:
  Common stock, $1.00 par value--
   Authorized--100,000 shares
   Issued--955 shares..........................       1        1           1
  Additional paid-in capital...................     149       37          37
  Retained earnings (accumulated deficit)......    (956)    (211)        201
                                                -------  -------     -------
    Total stockholders' equity (deficit).......    (806)    (173)        239
                                                -------  -------     -------
    Total liabilities and stockholders'
     equity.................................... $37,761  $38,999     $39,772
                                                =======  =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                -------------------------  ------------------
                                 1995     1996     1997      1997      1998
                                -------  -------  -------  --------  --------
                                                              (UNAUDITED)
Revenues:
  Commissions.................. $47,496  $63,311  $82,985  $ 62,625  $ 62,584
                                -------  -------  -------  --------  --------
Operating expenses:
  Selling expenses.............  35,817   50,614   63,361    48,155    47,792
  General and administrative...   7,457   10,944   13,023     9,573    10,088
  Depreciation and
   amortization................   1,073    1,646    2,516     1,805     1,887
                                -------  -------  -------  --------  --------
    Operating income...........   3,149      107    4,085     3,092     2,817
Interest expense...............  (1,176)  (1,656)  (2,536)   (1,979)   (1,980)
                                -------  -------  -------  --------  --------
Income (loss) before provision
 for income taxes..............   1,973   (1,549)   1,549     1,113       837
Income tax provision
 (benefit).....................     939     (460)     804       541       425
                                -------  -------  -------  --------  --------
    Net income (loss).......... $ 1,034  $(1,089) $   745  $    572  $    412
                                =======  =======  =======  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   COMMON STOCK,
                                  $1.00 PAR VALUE     ADDITIONAL
                                  ------------------   PAID-IN   RETAINED
                                  SHARES     AMOUNT    CAPITAL   EARNINGS   TOTAL
                                  --------   -------  ---------- --------  -------
Balance, December 31, 1994......     1,120    $    1    $ 258    $  (901)  $  (642)
  Net income....................       --        --       --       1,034     1,034
  Issuance of 40 shares at
   $1,151.85 per share..........        40       --        46        --         46
  Redemption of 69 shares at
   $1,151.85 per share..........       (69)      --       (79)       --        (79)
                                  --------    ------    -----    -------   -------
Balance, December 31, 1995......     1,091         1      225        133       359
  Net loss......................       --        --       --      (1,089)   (1,089)
  Redemption of 59 shares at
   $1,292.16 per share..........       (59)      --       (76)       --        (76)
                                  --------    ------    -----    -------   -------
Balance, December 31, 1996......     1,032         1      149       (956)     (806)
  Net income....................       --        --       --         745       745
  Redemption of 76.4 shares at
   $1,470.80 per share..........       (77)      --      (112)       --       (112)
                                  --------    ------    -----    -------   -------
Balance, December 31, 1997......       955         1       37       (211)     (173)
  Net income (unaudited)........       --        --       --         412       412
                                  --------    ------    -----    -------   -------
Balance, September 30, 1998 (un-
 audited).......................       955    $    1    $  37    $   201   $   239
                                  ========    ======    =====    =======   =======




   The accompanying notes are an integral part of these financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 NINE MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ---------------------------  ---------------
                                     1995      1996     1997     1997     1998
                                   --------  --------  -------  -------  ------
Cash flows from operating
activities:
  Net income (loss)..............  $  1,034  $ (1,089) $   745  $   572  $  412
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities--
    Depreciation and
     amortization................     1,073     1,646    2,516    1,555   1,887
    Loss on disposal of fixed
     assets......................        85       --       --       --      --
    Deferred income taxes........        72      (500)    (126)     (19)    --
  Changes in assets and
   liabilities exclusive of
   acquisitions (increase)
   decrease in--
    Restricted cash..............       218       (20)    (285)       0      75
    Accounts receivable, net.....    (1,106)   (1,707)  (2,659)  (3,489) (2,055)
    Income taxes receivable......       --       (512)     512      512     --
    Prepaid expenses and
     advances....................       414       (77)      74      (65)   (293)
    Accounts payable.............       484     1,588   (1,053)  (1,040)    800
    Accrued expenses.............     2,212       129      (91)    (397)   (584)
    Other liabilities............       891       711     (572)    (842)    --
    Other assets.................       (39)       29       (9)      10     --
                                   --------  --------  -------  -------  ------
      Net cash provided by (used
       in) operating activities..     5,338       198     (948)  (3,203)    242
                                   --------  --------  -------  -------  ------
Cash flows from investing activi-
 ties:
  Additions to property, plant
   and equipment.................      (387)   (1,045)    (453)    (352)     (6)
  Acquisition of businesses, net
   of cash acquired..............   (11,594)  (11,231)    (192)    (103)    --
  Increase in cash surrender
   value, net of increase in
   policy loans..................      (478)     (487)    (789)    (473)   (270)
                                   --------  --------  -------  -------  ------
      Net cash provided by (used
       in) investing activities..   (12,459)  (12,763)  (1,434)    (928)   (276)
                                   --------  --------  -------  -------  ------
Cash flows from financing activi-
 ties:
  Borrowings on revolving line of
   credit........................       --      3,024    8,370    7,737   1,518
  Principal payments on line of
   credit........................      (660)      --    (3,824)  (2,725)    --
  Issuance of long-term debt.....     7,916    10,157      --       --      --
  Repayment of long-term debt....       --        --    (2,226)    (918) (1,373)
  Issuance of Common Stock.......        46       --       --       --      --
  Redemption of common stock.....       (79)      (76)    (112)     (93)    --
                                   --------  --------  -------  -------  ------
      Net cash provided by
       financing activities......     7,223    13,105    2,208    4,001     145
                                   --------  --------  -------  -------  ------
      Net increase (decrease) in
       unrestricted cash.........       102       540     (174)    (130)    111
                                   --------  --------  -------  -------  ------
Unrestricted cash:
  Beginning of year..............        88       190      730      730     556
                                   --------  --------  -------  -------  ------
  End of year....................  $    190  $    730  $   556  $   600  $  667
                                   --------  --------  -------  -------  ------
Supplemental disclosures of cash
 flow information:
  Cash payments for--
    Interest.....................  $  1,172  $  1,635  $ 2,486  $   385  $  446
                                   --------  --------  -------  -------  ------
    Income taxes.................  $    488  $    722  $   180  $    16  $  261
                                   --------  --------  -------  -------  ------
Noncash flow information:
  Purchase price financed by
   seller........................  $  5,519  $ 10,626  $    48  $   --   $  --
                                   --------  --------  -------  -------  ------
  Liabilities assumed............  $    682  $  1,227  $   --   $   --   $  --
                                   --------  --------  -------  -------  ------

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF BUSINESS

  Rogers-American Company, Inc. ("Rogers") is a broker of food and various food-related products. Rogers provides sales, marketing and merchandising services to manufacturers ("Manufacturers") of consumer goods and serves as an intermediary between the Manufacturers and retailers and wholesalers of the consumer goods. Rogers primarily operates throughout the southeast and mid-Atlantic regions of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of Rogers' significant accounting policies follows:

 Principles of Consolidation

  The consolidated financial statements include the accounts of Rogers and its wholly owned subsidiary Rogers-American Company of Florida, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

 Unaudited Interim Financial Information

  The financial statements as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are unaudited. Rogers believes these financial statements include all adjustments, consisting of normal recurring adjustments, that Rogers considers necessary for a fair presentation of the financial position and of the results of operations for the respective periods. It should also be noted that the results for the interim periods are not necessarily indicative of the results expected for any other interim period or the full year.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

 Revenue Recognition

  Commissions are earned and recognized upon shipment by the Manufacturer to the retailer or wholesaler.

 Fair Value of Financial Instruments

  Effective December 31, 1995, Rogers adopted Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires that Rogers disclose estimated fair values for certain of its financial instruments. Rogers' financial instruments consist of cash and cash equivalents, accounts and notes receivable, notes payable, accounts payable and long-term debt. Each of these instruments' fair value approximates carrying value at December 31, 1995, 1996 and 1997.

 Concentration of Credit Risk

  Financial instruments that potentially subject Rogers to concentrations of credit risk consist principally of trade receivables. Rogers' trade receivables result from commission sales. Rogers maintains reserves for potential credit losses and such losses have been immaterial.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the following estimated useful lives of the assets:

                                                                     ESTIMATED
   ASSET CLASSIFICATION                                             USEFUL LIVES
   --------------------                                             ------------
   Building........................................................   40 years
   Leasehold improvements..........................................   20 years
   Furniture and office equipment..................................  5-7 years
   Motor vehicles..................................................  3-5 years

 Intangibles

  Intangibles for the years ended December 31, 1996 and 1997 consist of the following:

                                                                1996     1997
                                                               -------  -------
   Goodwill................................................... $17,283  $17,460
   Noncompete agreements......................................   6,589    6,604
                                                               -------  -------
   Accumulated amortization...................................  (3,353)  (5,393)
                                                               -------  -------
                                                               $20,519  $18,671
                                                               =======  =======

  Goodwill, the excess of the acquired business purchase price over the fair value of the acquired assets, is amortized on a straight-line basis over its estimated useful life which ranges from 5 to 20 years. Noncompete agreements are amortized on a straight-line basis over the life of the respective agreement. Amortization expense was $831, $1,285 and $2,040 for the years ended December 31, 1995, 1996 and 1997, respectively.

 Cash Surrender Value of Life Insurance

  Included within other noncurrent assets is the cash surrender value of life insurance, net of policy loans. Rogers maintains these life insurance policies with a face amount of $32,266 on certain officers and key employees. The cash surrender value of the policies amounted to $3,727 and $4,305, against which Rogers has loans of $1,278 and $1,066 on December 31, 1996 and December 31, 1997, respectively.

 Income Taxes

  Rogers provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates expected to be in effect when these differences are expected to reverse.

 Impairment of Long-Lived Assets

  Rogers evaluates the carrying value of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of. Accordingly, Rogers evaluates the carrying value of its long-lived assets, including equipment and goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under SFAS No. 121, an assessment is made to determine whether the sum of the expected future undiscounted cash flows from

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

the use of the assets and eventual disposition is less than the carrying value. If the sum of the expected undiscounted cash flows is less than the carrying value, an impairment loss is recognized by measuring the excess of carrying value over fair value (generally estimated by projected future discounted cash flows for the applicable operation or independent appraisal). At December 31, 1996 and 1997, management believes no such impairment of assets was indicated.

 Accrued Expenses

  Accrued expenses for the years ended December 31, 1996 and 1997 consist of the following:

                                                                   1996   1997
                                                                  ------ ------
   Payroll and employee benefits................................. $1,361 $  535
   Promotional funds.............................................    220    505
   Income taxes..................................................    996  1,270
   Health insurance..............................................    351    476
   Interest......................................................     49     99
   Other.........................................................    994    995
                                                                  ------ ------
                                                                  $3,971 $3,880
                                                                  ====== ======

3. ACQUISITIONS

  Rogers completed acquisitions of several food brokerage businesses during 1995, 1996 and 1997.

  The acquisitions are accounted for using the purchase method of accounting; accordingly, the results of operations are included in the accompanying consolidated financial statements from their respective dates of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. A portion of the purchase price in certain acquisitions is payable contingent upon achieving defined performance criteria. Rogers' policy is to estimate the net present value of the expected payments and record that amount as part of the purchase price. Rogers records any ultimate changes to the estimate as an adjustment to goodwill. Purchase price in excess of identified tangible and intangible assets is recorded as goodwill and amortized on a straight-line basis over periods ranging from 5 to 20 years. The following is a summary of the acquisitions which were consummated in 1995, 1996 and 1997.

                                     PURCHASE PRICE      NET
                                   ------------------- TANGIBLE
                                             FINANCED   ASSETS
  ACQUISITION            DATE      CASH PAID BY SELLER ACQUIRED GOODWILL OTHER INTANGIBLES
  -----------        ------------- --------- --------- -------- -------- -----------------
Clarke & Wittekind   March 1995      $ --     $(1,403)   $282    $  897       $  224
A.A. Green           October 1995      --      (1,374)    --      1,099          275
Dopson-Hicks         October 1995     (206)    (3,142)    606     2,194          548
G.B.S.               October 1996      --        (982)    288       555          139
Fitzwater            November 1996    (800)    (5,924)    800     4,739        1,185
Sales Support Inc.   November 1996     --        (997)    --        --           997
Tinney & Associates  November 1996     --      (1,377)    218       927          232
Brown & Stagner      November 1996     --      (1,905)     97     1,446          362
Others               Various           --      (1,001)     36       486          479

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

  Had each of these acquisitions been consummated on January 1, 1996, the unaudited pro forma revenues and net income (loss) for Rogers would have been $81,328 and $(1,033), respectively, for the year ended December 31, 1996, and $83,100 and $(771), respectively, for the year ended December 31, 1997.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are comprised of the following at December 31:

                                                                   1996   1997
                                                                  ------ ------
   Land.......................................................... $  500 $  500
   Buildings.....................................................  3,500  3,500
   Furniture and equipment.......................................  3,117  3,476
   Motor vehicles................................................     79     79
   Leasehold improvements........................................    694    789
                                                                  ------ ------
                                                                   7,890  8,344
   Less--Accumulated depreciation................................  1,937  2,413
                                                                  ------ ------
                                                                  $5,953 $5,931
                                                                  ====== ======

  Depreciation expense for the years ended December 31, 1995, 1996 and 1997 was $242, $361 and $476, respectively.

5. EMPLOYEE BENEFIT PLANS

  Rogers sponsors the Rogers-American Company, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") under the provisions of Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all employees, except flexible part-time employees, who are at least 21 years of age with at least six months of employment service. These eligible employees can make voluntary contributions to the 401(k) Plan.

  Under the provisions of the 401(k) Plan, Rogers currently matches 25% of an eligible employee's contribution up to certain limits determined by Rogers (currently 6%) of the employee's salary. On an annual basis, Rogers may make a discretionary contribution into the profit sharing component of the 401(k) Plan. For the years ended December 31, 1995, 1996 and 1997, Rogers expensed approximately $738, $615 and $403, respectively, under the terms of the 401(k) Plan.

6. CONTINGENCIES

  Rogers is subject to various legal proceedings that arise in the ordinary course of business. Based on the opinion of Rogers' external legal counsel, management believes the outcome of such legal proceedings will not have a material adverse impact on Rogers' consolidated financial position or results of operations.

7. COMMITMENTS

  Several key employees of Rogers have employment agreements that contain incentive bonus awards. The awards are discretionary in nature and are in effect for the period from 1999 to 2007. As of December 31, 1997, Rogers has not accrued a liability for these awards and no amount is due for the year ended December 31, 1997. Rogers may terminate any of the employment agreements for just cause without incurring any liability.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  Rogers has various supplemental pension agreements with individual employees. These agreements provide benefits to those individuals at age 65 or upon the termination of their employment with Rogers, whichever is later. The estimated liability under the agreement is being accrued over the expected remaining years of employment on a present value basis. At December 31, 1996 and 1997, Rogers had accrued approximately $316 and $479, respectively. The vested benefits are payable in 120 equal monthly installments subsequent to the employee's separation or retirement from Rogers. There were no required expenses in 1995 and 1996 and $163 was expensed in 1997 under these agreements.

  Rogers has an agreement with its stockholders whereas in the event of death, disability or retirement of the stockholder, Rogers shall purchase all of the stock owned by each respective stockholder or his or her estate, payable over a 10-year period. This agreement is partially funded by insurance.

  Rogers has an agreement with a stockholder for the redemption of 584 shares of common stock owned by the stockholder evenly over a 10-year period from January 1, 1993 through January 1, 2002. Rogers shall redeem the shares at the book value per share on the last day of the preceding fiscal year applicable to the option exercise date or October 31, 1992, whichever is higher.

 Promotional Funds

  Certain of Rogers' Manufacturers provide Rogers with funds to be used solely for marketing, advertising and other promotional activities. At December 31, 1997, Rogers had cash of $505 which use was restricted to payment of promotional funds on behalf of its Manufacturers. The offsetting liability was recorded as promotional funds in the balance sheet at December 31, 1997. At December 31, 1996, Rogers had $220 of restricted cash and promotional funds liability on the balance sheet.

  Legal Proceedings

  Rogers has received written notice from the sellers of a food brokerage business acquired by Rogers alleging breach of certain covenants contained in an agreement with such seller claiming such breaches have caused the acceleration of certain obligations of Rogers to the seller. The obligations to the seller are secured by a lien on the assets acquired by Rogers and a pledge of the capital stock of Rogers' Florida subsidiary. Rogers has entered into a settlement agreement with such sellers providing for the buyout of substantially all obligations to such sellers and a release of such sellers' security for a cash payment of $4.27 million. Such buyout is contingent on the completion of the Offering and will be funded with a portion of the Term Loan.

 Leases

  Rogers leases certain office and warehouse facilities and automobiles under operating leases expiring on various dates through 2003.

  Rental costs, including real estate taxes, amounted to approximately $3,871, $5,773 and $7,985 in 1995, 1996 and 1997, respectively.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  The following is a schedule of future minimum rental payments, exclusive of real estate taxes, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

                                                                          RENT
                                                                        PAYMENTS
                                                                        --------
   Year ending December 31,
    1998...............................................................  $3,258
    1999...............................................................   2,688
    2000...............................................................   1,884
    2001...............................................................   1,201
    2002...............................................................      91
    Thereafter.........................................................      17
                                                                         ------
     Total.............................................................  $9,139
                                                                         ======

8. RELATED PARTY TRANSACTIONS

  Rogers provides office space to an affiliated merchandising entity which began operations in 1997. Rogers owns 49% of the outstanding voting common stock of this entity. In addition, Rogers has guaranteed a $500 line of credit with a bank to this affiliate. At December 31, 1997, approximately $75 was outstanding under the line of credit. Sales and net income of the affiliate for 1997 were $922 and $(1). Total assets at December 31, 1997 were $218. Rogers had no trade receivables outstanding at December 31, 1997 from this affiliate. During 1997, Rogers had no sales to this affiliate.

  Certain of Rogers' shareholders, as a group, own 49% of the voting common stock of another affiliated entity. At December 31, 1997, approximately $644 was outstanding under the line of credit. During 1996 and 1997, Rogers recorded commission revenues of approximately $230 and $183 from this affiliate. Trade receivables at December 31, 1996 and 1997 were $48 and $56, respectively.

9. INCOME TAXES

  The (benefit) provision for income taxes for the years ended December 31 1995, 1996 and 1997 is as follows:

                                                              1995  1996   1997
                                                              ----  -----  ----
   Federal--
     Current................................................. $713  $  30  $698
     Deferred................................................   (8)  (375)  (95)
                                                              ----  -----  ----
                                                               705   (345)  603
                                                              ----  -----  ----
   State--
     Current ................................................  237     10   232
     Deferred ...............................................   (3)  (125)  (31)
                                                              ----  -----  ----
                                                               234   (115)  201
                                                              ----  -----  ----
                                                              $939  $(460) $804
                                                              ====  =====  ====

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the effective rates reflected in the accompanying consolidated statements of income are as follows:

                                                                YEAR ENDED
                                                              -----------------
                                                              1995  1996   1997
                                                              ----  -----  ----
   Computed expected tax provision (benefit)................. $671  $(527) $527
   State income taxes, net of federal benefit................  115    (74)   87
   Permanent items...........................................  178    171   140
   Other.....................................................  (25)   (30)   50
                                                              ----  -----  ----
                                                              $939  $(460) $804
                                                              ====  =====  ====

  The tax effect of temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
   Assets--
     Net operating loss carryforwards........................... $  362  $  --
     Tax credit carryforwards...................................     24     --
     Receivable reserves........................................    189     312
     Other......................................................    170     585
                                                                 ------  ------
       Total assets.............................................    745     897
                                                                 ------  ------
     Valuation allowance........................................    --      --
                                                                 ------  ------
       Total assets, net of valuation allowance.................    745     897
                                                                 ------  ------
   Liabilities--
     Property basis differences.................................    (35)    (53)
     Other......................................................    (47)    (56)
                                                                 ------  ------
       Total liabilities........................................    (82)   (109)
                                                                 ------  ------
       Net assets............................................... $  663  $  788
                                                                 ======  ======

10. LONG-TERM DEBT

  As of December 31, long-term debt consists of:

                                                                1996     1997
                                                               -------  -------
   Revolving line of credit................................... $ 3,824  $ 8,370
   Mortgage loan..............................................   3,871    3,794
   Acquisition Agreement--Clarke & Wittekind..................   1,224    1,147
   Acquisition Agreement--A.A. Green..........................   1,050      930
   Acquisition Agreement--Dopson-Hicks........................   2,659    2,396
   Acquisition Agreement--G.B.S...............................     972      823
   Acquisition Agreement--Fitzwater...........................   6,812    5,193
   Acquisition Agreement--Sales Support Inc...................     997    1,002
   Acquisition Agreement--Tinney & Associates.................   1,098      990
   Acquisition Agreement--Brown & Stagner.....................   1,790    1,806
   Other acquisitions.........................................   6,800    6,268
   Bank--Notes payable........................................      96       60
                                                               -------  -------
                                                                31,193   32,779
   Less--Current maturities...................................  (6,344)  (1,949)
                                                               -------  -------
                                                               $24,849  $30,830
                                                               =======  =======

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  On November 8, 1996, Rogers entered into a $10,000 secured revolving credit facility with a bank. The revolving line of credit bears interest at a variable rate based on the lesser of the bank's prime rate or LIBOR plus 2.7%, (8.67% at December 31, 1997). Interest is payable monthly. In April 1998, the revolving line-of-credit agreement was amended to extend the term of the agreement through January 31, 1999. Rogers' borrowings under the agreement are limited to certain percentages of eligible receivables and cash surrender value of life insurance. The line is collateralized by commission receivables, cash value of life insurance, intangible assets and proceeds thereof. At December 31, 1997, Rogers had available to it, unused borrowing capacity of $1,630 under the line of credit. The agreement contains certain restrictive covenants. At December 31, 1997, Rogers was in compliance with these covenants.

  From time to time since September 30, 1998, Rogers has not been in compliance with certain borrowing limitations under its existing financing agreement. As of November 16, 1998, Wachovia Bank, N.A. waived such non-compliance as an event of default.

  A mortgage note was entered into in February 1991 and refinanced in February 1995. The note is secured by land, building and fixtures. The note bears interest at 8.5% with monthly payments of $34 including interest through December 1999 and a balloon payment of $3,646 on January 2000.

  The amounts due under the acquisition agreements represent the total estimated payments to be made pursuant to these agreements. The total estimated payments have been discounted using a rate of approximately 8%. The amounts due under these notes payable are unsecured and extend through 2011. These amounts are payable in either monthly or quarterly installments.

  Rogers has the following debt resulting from business acquisitions:

  Bay Brokerage--Unsecured notes payables bearing interest at 10% per annum with monthly payments of $4 through June 2007 and various other assumed liabilities with various payments through September 2007.

  T&M--Unsecured notes payable bearing interest at 8% per annum, with monthly payments of $2 through September 1999 and $6 through September 2004.

  G.B.S.--Unsecured note payable bearing interest at 7% per annum with monthly payments of $1 starting October 1998 through January 2000. Unsecured note payable bearing interest at 7% per annum with monthly payments of $8 starting October 1997 through September 1998, $7 through September 2005, $5 through August 2006, and one final payment of $7 due on September 2006. Unsecured note payable bearing interest at 7% per annum with monthly payments of $1 starting October 1999 through September 2009.

  Tinney & Associates--Unsecured note payable with imputed interest at 10% per annum, with monthly payments of $6 through July 2000.

  Brown & Stagner--Unsecured note payable with imputed interest of 8% per annum and monthly payments of $3 through July 2000.

  Clarke & Wittekind--Unsecured note payable with imputed interest of 7.8% per annum and monthly payments of $1 through March 2005.

  Dopson-Hicks--Note payable secured by certain tangible assets and stock of the subsidiary bearing interest at 8% per annum and monthly payments of $13 through October 2000, $33 through October 2005 and $21 through October 2010.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  Rogers has unsecured notes payable to various banks bearing interest at 10% and 8.5% with monthly payments of $3 and $1 through June 1999 and through February 2000, respectively.

 Notes Payable

  Future principal payments on long-term debt for the years ending December 31, are as follows:

       1998............................................................. $ 1,949
       1999.............................................................  10,593
       2000.............................................................   5,688
       2001.............................................................   2,207
       2002.............................................................   2,144
       Thereafter.......................................................  10,198
                                                                         -------
         Total.......................................................... $32,779
                                                                         =======

11. SUBSEQUENT EVENTS

  On May 22, 1998 and as amended on November 16, 1998, Rogers entered into a stock purchase agreement with Merkert American Corporation and the stockholders of Rogers (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Merkert American Corporation will purchase all of the outstanding shares of common stock of Rogers for approximately $25.6 million in cash. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of Merkert American Corporation. There can be no assurance that the Purchase Agreement will be consummated.

  In connection with the consummation of the Purchase Agreement, Rogers intends to sell its corporate headquarters and distribute the net cash proceeds to certain stockholders. In addition, Rogers will assign the life insurance policies on key executives to certain stockholders. Also, the principal stockholders of Rogers have agreed to transfer a portion of their shares of common stock to certain minority stockholders to compensate those employees for valuable prior services. Rogers will record a compensation charge for each of these events in their financial statements at that date.

  On May 22, 1998, Rogers entered into agreements with certain sellers of businesses acquired by Rogers. These agreements provide Rogers with the option to settle, for a predetermined cash payment, any outstanding obligation due from Rogers to the respective seller as a result of the acquisition. The cash payouts per these options approximate the amounts recorded as liabilities in the accompanying consolidated financial statements. These options expire on December 31, 1998. If and when these options are exercised, any differences between the option amount and the carrying amount in the accompanying financial statements will be recorded as an adjustment to purchase price.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors Fitzwater Inc.:

  We have audited the accompanying balance sheet of Fitzwater Inc. as of December 31, 1995, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fitzwater Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                       Hege Kramer Connell Murphy & Goldkamp,
                                        P.C.

Philadelphia, Pennsylvania
March 14, 1996

                                 FITZWATER INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                   ASSETS
Current assets:
  Cash and cash equivalents....................................... $   817,429
  Accounts receivable.............................................   1,851,471
  Advances to employees...........................................      25,905
  Prepaid expenses................................................      19,460
                                                                   -----------
    Total current assets..........................................   2,714,265
                                                                   -----------
Property and equipment:
  Land and land improvements......................................     176,679
  Buildings.......................................................   1,353,540
  Furniture and office equipment..................................   1,789,564
  Equipment under lease...........................................      89,331
                                                                   -----------
                                                                     3,409,114
  Less accumulated depreciation...................................   1,536,228
                                                                   -----------
                                                                     1,872,886
                                                                   -----------
Deposits..........................................................      69,148
Note receivable...................................................      50,000
Goodwill, less accumulated amortization of $420,636...............      46,737
Cash surrender value of officers' life insurance..................     893,001
                                                                   -----------
                                                                   $ 5,646,037
                                                                   ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt............................ $   314,181
  Promotional advances............................................     693,024
  Accounts payable................................................     115,702
  Due to affiliate................................................      23,239
  Accrued liabilities:
    ESOP contribution.............................................     700,000
    Payroll and payroll taxes, withheld and accrued...............     181,179
    Cash and deferred plan contribution...........................      80,065
    Health insurance..............................................      86,083
    Other.........................................................     113,857
                                                                   -----------
      Total current liabilities...................................   2,307,330
                                                                   -----------
Deferred taxes....................................................      66,562
Long-term debt, less current maturities...........................   2,030,186
Stockholders' equity:
  Common stock--par value $.01 per share; authorized 200,000
   shares, issued 189,800.........................................       1,898
  Additional paid-in capital......................................     984,652
  Unearned ESOP compensation......................................  (3,292,800)
  Retained earnings...............................................   3,548,209
                                                                   -----------
      Total stockholders' equity..................................   1,241,959
                                                                   -----------
                                                                   $ 5,646,037
                                                                   ===========

                See accompanying notes to financial statements.

                                 FITZWATER INC.

                              STATEMENTS OF INCOME

                                                              TEN MONTHS ENDED
                                               YEAR ENDED     OCTOBER 31, 1996
                                            DECEMBER 31, 1995   (UNAUDITED)
                                            ----------------- ----------------
Commissions and operating revenues.........    $14,690,831      $11,646,636
Operating expenses (including interest of
 $27,818 in 1995)..........................     12,809,863       10,952,583
                                               -----------      -----------
    Operating profit.......................      1,880,968          694,053
                                               -----------      -----------
Other income (expense):
  Excise tax...............................             --         (329,820)
  ESOP contribution........................       (700,000)              --
  Special commissions......................        (62,214)         (65,800)
  Amortization expense.....................        (46,737)         (46,737)
  Interest income..........................         87,087           66,739
                                               -----------      -----------
                                                  (721,864)        (375,618)
                                               -----------      -----------
    Income before income taxes.............      1,159,104          318,435
Income taxes...............................        516,805          296,315
                                               -----------      -----------
    Net income.............................    $   642,299      $    22,120
                                               ===========      ===========



                See accompanying notes to financial statements.

                                 FITZWATER INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

 YEAR ENDED DECEMBER 31, 1995 AND TEN MONTHS ENDED OCTOBER 31, 1996 (UNAUDITED)

                                ADDITIONAL   UNEARNED
                         COMMON  PAID-IN       ESOP       RETAINED
                         STOCK   CAPITAL   COMPENSATION   EARNINGS     TOTAL
                         ------ ---------- ------------  ---------- -----------
Balance at December 31,
 1994................... $1,898  $984,652  $       --    $2,905,910 $ 3,892,460
  Net income............    --        --           --       642,299     642,299
  Loan to ESOP for
   purchase of common
   stock................    --        --    (3,292,800)         --   (3,292,800)
                         ------  --------  -----------   ---------- -----------
Balance at December 31,
 1995................... $1,898  $984,652  $(3,292,800)  $3,548,209 $ 1,241,959
  Net income
   (unaudited)..........    --        --           --        22,120      22,120
                         ------  --------  -----------   ---------- -----------
Balance at October 31,
 1996 (unaudited)....... $1,898  $984,652  $(3,292,800)  $3,570,329 $ 1,264,079
                         ======  ========  ===========   ========== ===========





                See accompanying notes to financial statements.

                                 FITZWATER INC.

                            STATEMENTS OF CASH FLOWS

                                                                  TEN MONTHS
                                                YEAR ENDED          ENDED
                                             DECEMBER 31, 1995 OCTOBER 31, 1996
                                             ----------------- ----------------
                                                                 (UNAUDITED)
Cash flows from operating activities:
 Net income.................................    $   642,299      $    22,120
                                                -----------      -----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Loss on sale of assets....................            849            7,880
  Depreciation and amortization.............        436,198          341,870
  (Increase) decrease in assets:
   Accounts receivable......................       (219,888)       1,338,336
   Advances to employees....................         16,690           25,905
   Prepaid expenses.........................         14,347         (924,511)
   Deposits.................................        (38,858)          62,270
   Cash surrender value of officer's life
    insurance...............................       (180,816)        (158,792)
  Increase (decrease) in liabilities:
   Promotional advances.....................        345,933         (640,573)
   Accounts payable.........................         (2,983)        (115,702)
   Accrued liabilities......................       (131,950)        (701,597)
   Deferred taxes...........................         (3,063)           8,785
                                                -----------      -----------
    Total adjustments.......................        236,459         (756,129)
                                                -----------      -----------
   Net cash provided by operating
    activities..............................        878,758         (734,009)
                                                -----------      -----------
Cash flows from investing activities:
 Purchases of property and equipment........       (284,215)        (125,863)
 Proceeds from the sale of property and
  equipment.................................          2,665          895,610
 Proceeds on disposal of life insurance
  policies, net of policy loans.............            --         1,051,793
                                                -----------      -----------
   Net cash used in investing activities....       (281,550)       1,821,540
                                                -----------      -----------
Cash flows from financing activities:
 Increase in amount due to affiliate........         24,240          (23,239)
 Repayment of debt..........................       (115,260)      (1,518,220)
 Bank borrowings............................      2,200,000
 Payment on notes receivable................            --            50,000
 Loan to ESOP for purchase of common stock..     (3,292,800)             --
                                                -----------      -----------
   Net cash provided by (used in) financing
    activities..............................     (1,183,820)      (1,491,459)
                                                -----------      -----------
   Increase (decrease) in cash and cash
    equivalents.............................       (586,612)        (403,928)
Cash and cash equivalents:
 Beginning of year..........................      1,404,041          817,429
                                                -----------      -----------
 End of year................................    $   817,429      $   413,501
                                                ===========      ===========
Supplemental cash flow information:
 Cash paid during the year for:
  Interest..................................    $    27,818      $   137,094
  Income taxes..............................        428,217        1,344,282

                See accompanying notes to financial statements.

                                FITZWATER INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Fitzwater Inc. (the "Company") is a food brokerage firm which represents national food product producers in the states of Delaware, Maryland, New Jersey, and Pennsylvania. Accounts receivable are comprised primarily of commissions from the various principals represented by the Company.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation is computed using both the straight-line and accelerated methods for accounting and tax purposes over the following estimated and useful lives: buildings--27 to 39 years, furniture and office equipment--5 to 10 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

 Goodwill

  Goodwill is being amortized over a ten-year period using the straight-line method. The amortization expense is $46,737 for 1995 and 1996.

 Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents.

 Concentration of Credit Risk

  The Company maintains cash deposits at certain financial institutions in amounts that exceed federal insured limits of $100,000.

 Income Taxes

  Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes was issued by the Financial Accounting Standards Board (FASB) in February 1992. Under SFAS 109, deferred tax assets and liabilities are based on provisions of the enacted tax law; the effect of future changes in tax laws or rates are not anticipated. The item creating the deferred tax liability is depreciation.

(2) LONG-TERM DEBT

  Long-term debt at December 31, 1995 was comprised of the following:

   Subordinated note payable to former stockholder, payable in monthly installments of $12,033 including 14% interest.......... $  144,367
   Notes payable to bank, payable in quarterly installments of
    $104,200 including 7.65% interest...............................  2,200,000
                                                                     ----------
                                                                      2,344,367
   Less current portion.............................................    314,181
                                                                     ----------
                                                                     $2,030,186
                                                                     ==========

                                FITZWATER INC.

  The proceeds of the notes payable to bank were used to finance the loan to the ESOP (note 6). The notes payable are secured by property and equipment and other various assets.

  Maturities of long-term debt will be as follows:

   1996.............................................................. $  314,181
   1997..............................................................    281,919
   1998..............................................................    291,282
   1999..............................................................    314,212
   2000..............................................................    338,948
   Thereafter........................................................    803,825
                                                                      ----------
                                                                      $2,344,367
                                                                      ==========

(3) LINE OF CREDIT

  The Company has a line of credit with a bank which provides for borrowings of up to $600,000, and bears interest at the lender's prime rate. The line of credit is secured by the Company's assets. There are no outstanding borrowings at December 31, 1995.

(4) LEASES

  Leases of branch sales offices, office space, computer software and automobiles are accounted for as operating leases. Total rental expense amounted to $923,285 for 1995.

  The following is a schedule of future minimum lease commitments for the operating leases (with initial terms in excess of one year) as of December 31, 1995:

   1996................................................................ $808,570
   1997................................................................  562,082
   1998................................................................  167,943
   1999................................................................   31,000
   2000................................................................   20,667

(5) PROFIT-SHARING PLAN

  The Company has a profit sharing/401(k) plan which is the result of the Company merging its cash and deferred plan into its profit sharing plan to create one plan effective January 1, 1994. All employees are eligible, and contributions are voluntary. The Company makes an annual matching contribution equal to 25% of the amount contributed by the particpant, limited to the first 6% of the amount contributed by the participant. The annual addition to a participant's account cannot exceed the lesser of $30,000 or 25% of the employee's total compensation from the employer during the plan year. The Company's matching contributions were $80,065 for 1995.

(6) EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has an Employee Stock Ownership Plan (ESOP) effective as of January 1, 1995. All of the Company's full-time employees are eligible to participate in the ESOP. The ESOP borrowed $3,292,800 from Fitzwater, Inc. and used the proceeds to purchase 58,500 shares of the Company's common stock from two shareholders who are officers of the Company. Unearned ESOP compensation (equal to the outstanding balance of the ESOP loan) of $3,292,800 is reflected as a reduction of stockholder's equity at December 31, 1995. The loan is secured by the shares of the Company's common stock held by the ESOP. The loan will be reduced by the Company's future contributions to the ESOP. The Company accrued a contribution to the ESOP of $700,000 for 1995.

                                FITZWATER INC.

(7) INCOME TAXES

  The provision for income taxes is comprised as follows:

                                                      TEN MONTHS ENDED
                                                      OCTOBER 31, 1996   1995
                                                      ---------------- --------
   Currently payable:
     Federal.........................................     $215,838     $396,202
     State...........................................       71,692      123,666
                                                          --------     --------
                                                           287,530      519,868
   Deferred tax (benefit)............................        8,785       (3,063)
                                                          --------     --------
                                                          $296,315     $516,805
                                                          ========     ========

  The change in the deferred tax liability is summarized as follows:

   Balance, December 31, 1994.......................................... $69,625
     Change for the year...............................................  (3,063)
                                                                        -------
   Balance, December 31, 1995.......................................... $66,562
                                                                        =======

(8) RELATED PARTY TRANSACTIONS

  The Company allocated certain operating and administrative expenses to an affiliate of $74,400 during 1995. These expenses represent expenses actually incurred by the Company on behalf of the affiliate.

  The Company leases an office building for its Western Division in Harrisburg from a related party. The current lease period began in 1993 and expires November 14, 1997. Annual lease payments were $160,328 for 1995. Lease commitments subsequent to 1995 are included in note 4.

(9) COMMITMENTS

  In connection with the change in the Company's ownership in 1986, the Company agreed to compensate the former owner under a noncompete and consulting agreement at $3,125 per month until December 1996.

(10) STOCKHOLDERS' EQUITY

  In 1995, the Company had a 100-for-1 stock split and changed the par value of the common stock from $1 per share to $.01 per share. This resulted in an increase in authorized and outstanding shares to 189,800 shares at December 31, 1995.

  All shares owned by the stockholders are subject to the terms of a Stockholder Agreement, dated December 1, 1995, which imposes certain preconditions and restrictions on any attempted sale, assignment, transfer, or other disposition of the shares by a stockholder.

(11) DEPRECIATION

  Depreciation expense was $389,461 for the year ended December 31, 1995 and $295,133 for the period ended October 31, 1996.

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
The Combination..........................................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Financial Data for Merkert and Rogers...........................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  38
Management...............................................................  48
Certain Transactions.....................................................  55
Principal Stockholders...................................................  58
Description of Capital Stock.............................................  60
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  66
Legal Matters............................................................  67
Experts..................................................................  67
Available Information....................................................  68
Index to Financial Statements............................................ F-1

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,400,000 SHARES

                     [MERKERT AMERICAN LOGO APPEARS HERE]

                                  COMMON STOCK

                                  -----------

                                   PROSPECTUS

                                  -----------

                               Wheat First Union

                      Cleary Gull Reiland & McDevitt Inc.

                           Scott & Stringfellow, Inc.


                                     , 1998

                                   PART II.
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

   NATURE OF EXPENSE                                                   AMOUNT
   -----------------                                                 ----------
   SEC registration fee............................................. $   42,916
   NASD filing fee..................................................     15,015
   Nasdaq National Market listing fee...............................     78,875
   Legal fees and expenses..........................................  1,400,000
   Accounting fees and expenses.....................................    400,000
   Blue Sky fees....................................................     15,000
   Printing expenses................................................    250,000
   Transfer agent fee...............................................      2,500
   Premium for directors' and officers' insurance...................    130,000
   Miscellaneous....................................................    165,694
                                                                     ----------
     Total.......................................................... $2,500,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  In accordance with Section 145 of the Delaware General Corporation Law,
Article VII of the Registrant's Amended and Restated Certificate of Incorporation (the "Certificate") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
(iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Article V of the Registrant's By-laws provides for indemnification by the Registrant of its directors and officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, penalties, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Registrant unless it is determined that such person did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to criminal actions or proceedings, such person had no reasonable cause to believe his or her conduct was unlawful.

  The Registrant intends to enter into indemnification agreements with each of its directors reflecting the foregoing provisions of the By-laws and requiring the advancement of expenses in proceedings involving directors in most circumstances and also intends to purchase directors' and officers' insurance to provide additional protections to the directors and officers of the Registrant in certain circumstances.

  Under the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters will agree to indemnify, under certain conditions, the Registrant, its directors and certain officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended (the "Act"), against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In March 1998, the Registrant issued and sold 1,500 shares of Common Stock to Monroe & Company II, LLC at a purchase price of $.10 per share. No underwriters or underwriting discounts or commissions were involved.

  In April 1998, the Company issued and sold 300 shares of Common Stock to Gerald R. Leonard for an aggregate purchase price of $1,500,000. No underwriters or underwriting discounts or commissions were involved. See "Certain Transactions."

  The Company entered into a stock purchase agreement with the stockholders of Merkert pursuant to which the Company agreed to issue to such stockholders shares of Common Stock in the Combination, as described under "The Combination."

  There was no public offering in such transactions, and the Registrant believes that such transactions were exempt from registration requirements of the Act, by reason of Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits. The following is a complete list of exhibits filed or incorporated by reference as part of this Registration Statement.

  1.1+  Form of Underwriting Agreement.
  3.1   Form of Second Amended and Restated Certificate of Incorporation.
  3.2+  Form of Amended and Restated By-laws.
  4.1+ Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.
  5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being offered.
 10.1+  Stock Purchase Agreement, dated May 20, 1998, among the Registrant,
        Merkert Enterprises, Inc. and the stockholders of Merkert Enterprises,
        Inc.
 10.2+  Stock Purchase Agreement, dated May 22, 1998, among the Registrant,
        Rogers-American Company, Inc. and the stockholders of Rogers-American
        Company, Inc.
 10.3+ Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Gerald R. Leonard, Sidney D. Rogers, Jr. and Glenn
        F. Gillam.
 10.4+ Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Douglas H. Holstein and Marty D. Carter.
 10.5+ Form of Tax Escrow Agreement to be entered into by the Registrant, Robert Q. Crane, as Stockholders' Representative and an escrow agent.
 10.6+ Form of Indemnification Escrow Agreement to be entered into by the Registrant, Robert Q. Crane, as Stockholders' Representative, the stockholders of Merkert Enterprises, Inc. and an escrow agent.
 10.7+  Form of General Release to be executed by the stockholders of Merkert
        Enterprises, Inc.
 10.8+  Agreement, dated May 11, 1998, between the Registrant and Monroe &
        Company, LLC.
 10.9+ Agreement for the purchase of Common Stock between the Registrant and Gerald R. Leonard, dated April 8, 1998.
 10.10+ Promissory Note of Gerald R. Leonard dated April 8, 1998.
 10.11+ Stock Pledge Agreement between the Registrant and Gerald R. Leonard, dated April 8, 1998.
 10.12+ Distributor's Agreement, dated January 1, 1982, between Merkert
        Enterprises, Inc. and Monarch Marking Systems, Inc.
 10.13+ Agreement, dated October 30, 1997, between Merkert Laboratories, Inc.
        and Misco Products Corporation.
 10.14+ Registration Rights Agreement, dated May 18, 1998, among the
        Registrant, Monroe & Company II, LLC and Gerald R. Leonard.
 10.15+ Form of Registration Rights Agreement to be entered into by the
        Registrant and the stockholders of Merkert Enterprises, Inc.
 10.16  Not Applicable.

 10.17+ Amended and Restated Merkert American Corporation 1998 Stock Option and Incentive
        Plan.
 10.18+ Form of Non-Qualified Stock Option Agreement under the Merkert American Corporation
        1998 Stock Option and Incentive Plan.
 10.19+ Form of General Release to be executed by the Stockholders, Directors and Officers of Rogers-American Company, Inc.
 10.20+ Form of Indemnification Escrow Agreement to be entered into by the Registrant,
        Curtis L. Rogers, Jr., as Stockholders' Representative, the stockholders of Rogers-
        American Company, Inc. and an escrow agent.
 10.21+ Security Agreement by and between Rogers-American Company of Florida, Inc. and
        Rogers-American Company, Inc.
 10.22+ Stock Pledge Agreement by and between Rogers-American Company, Inc. and Dopson-Hicks of Tampa, Inc., Dopson-Hicks of Jacksonville, Inc., Dopson-Hicks of Miami, Inc. and
        L.C. Hicks, Jr.
 10.23+ Indenture of Mortgage, Deed of Trust, Security Agreement, Fixture Filing, Financing
        Statement and Assignment of Rents and Leases, dated as of February 13, 1998, between
        Merkert Enterprises, Inc. and Corporate Real Estate Capital, LLC.
 10.24+ Loan Agreement by and between Corporate Real Estate Capital, LLC and Merkert
        Enterprises, Inc.
 10.25+ Promissory Note of Merkert Enterprises, Inc. issued to Corporate Real Estate
        Capital, LLC.
 10.26+ Form of Incentive Stock Option Agreement under the Merkert American Corporation 1998
        Stock Option and Incentive Plan.
 10.27+ Amendment No. 1, dated November 16, 1998, to Stock Purchase Agreement among the
        Registrant, Rogers-American Company, Inc. and the stockholders of Rogers-American
        Company, Inc.
 10.28+ Amendment No. 1, dated November 18, 1998 to Stock Purchase Agreement among the
        Registrant, Merkert Enterprises, Inc. and the stockholders of Merkert Enterprises,
        Inc.
 10.29  Form of Credit Agreement among the Registrant, as borrower, First Union National
        Bank and other financial institutions, as lenders and First Union National Bank, as agent for the lenders.
 10.30  Form of Security Agreement among the Registrant, Merkert Enterprises, Inc., Rogers-
        American Company, Inc. and one or more other parties.
 10.31  Form of Pledge Agreement among the Registrant, Merkert Enterprises, Inc. and Rogers-
        American Company Inc.
 10.32  Form of Guaranty Agreement between Merkert Enterprises, Inc. and Rogers-American
        Company, Inc.
 10.33  Balance Purchase Money Promissory Note of Rogers-American Company, Inc. issued to
        Rexham Industries Corp.
 10.34  Amendment to Balance Purchase Money Promissory Note of Rogers-American Company, Inc.
        issued to Rexham Industries Corp.
 10.35  Deed of Trust and Security Agreement, dated November 2, 1992, by and among Rogers-
        American Company, Inc., as mortgagor, B.D. Farmer, III and J. Christopher Oates, as trustees and Rexham Industries Corp., as beneficiary.
 21.1+  Subsidiaries of the Registrant.
 23.1   Consent of Counsel (included in Exhibit 5.1 hereto).
 23.2   Consent of Arthur Andersen LLP.
 23.3   Consent of Hege Kramer Connell Murphy & Goldkamp, P.C.
 27.1+  Financial Data Schedule.
 99.1+  Consent of Edward P. Grace, III to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.2+  Consent of James A. Schlindwein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.3+  Consent of Gerald R. Leonard to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.4+  Consent of Douglas H. Holstein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.

--------
+ Previously filed

  (b) The Financial Statement Schedule filed as part of this Registration Statement is as follows:

  Information required by the requested schedules is not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CANTON, COMMONWEALTH OF MASSACHUSETTS, ON DECEMBER 10, 1998.

                                          Merkert American Corporation

                                                  /s/ James L. Monroe
                                          By: _________________________________
                                                JAMES L. MONROE, PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ James L. Monroe           President and             December 10,
-------------------------------------   Director (principal          1998
           JAMES L. MONROE              executive,
                                        accounting and
                                        financial officer,
                                        sole director)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  1.1+   Form of Underwriting Agreement.
  3.1    Form of Second Amended and Restated Certificate of Incorporation.
  3.2+   Form of Amended and Restated By-laws.
  4.1+   Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.
  5.1    Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being offered.
 10.1+   Stock Purchase Agreement, dated May 20, 1998, among the Registrant,
         Merkert Enterprises, Inc. and the stockholders of Merkert Enterprises,
         Inc.
 10.2+   Stock Purchase Agreement, dated May 22, 1998, among the Registrant,
         Rogers-American Company, Inc. and the stockholders of Rogers-American
         Company, Inc.
 10.3+   Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Gerald R. Leonard, Sidney D. Rogers, Jr. and Glenn
         F. Gillam.
 10.4+   Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Douglas H. Holstein and Marty D. Carter.
 10.5+   Form of Tax Escrow Agreement to be entered into by the Registrant,
         Robert Q. Crane, as Stockholders' Representative and an escrow agent.
 10.6+   Form of Indemnification Escrow Agreement to be entered into by the
         Registrant, Robert Q. Crane, as Stockholders' Representative, the
         stockholders of Merkert Enterprises, Inc. and an escrow agent.
 10.7+   Form of General Release to be executed by the stockholders of Merkert
         Enterprises, Inc.
 10.8+   Agreement, dated May 11, 1998, between the Registrant and Monroe &
         Company, LLC.
 10.9+   Agreement for the purchase of Common Stock between the Registrant and
         Gerald R. Leonard, dated April 8, 1998.
 10.10+  Promissory Note of Gerald R. Leonard dated April 8, 1998.
 10.11+  Stock Pledge Agreement between the Registrant and Gerald R. Leonard, dated April 8, 1998.
 10.12+  Distributor's Agreement, dated January 1, 1982, between Merkert
         Enterprises, Inc. and Monarch Marking Systems, Inc.
 10.13+  Agreement, dated October 30, 1997, between Merkert Laboratories, Inc.
         and Misco Products Corporation.
 10.14+  Registration Rights Agreement, dated May 18, 1998, among the
         Registrant, Monroe & Company II, LLC and Gerald R. Leonard.
 10.15+  Form of Registration Rights Agreement to be entered into by the
         Registrant and the stockholders of Merkert Enterprises, Inc.
 10.16   Not Applicable.
 10.17+  Amended and Restated Merkert American Corporation 1998 Stock Option
         and Incentive Plan.
 10.18+  Form of Non-Qualified Stock Option Agreement under the Merkert
         American Corporation 1998 Stock Option and Incentive Plan.
 10.19+  Form of General Release to be executed by the Stockholders, Directors and Officers of Rogers-American Company, Inc.
 10.20+  Form of Indemnification Escrow Agreement to be entered into by the
         Registrant, Curtis L. Rogers, Jr., as Stockholders' Representative,
         the stockholders of Rogers-American Company, Inc. and an escrow agent.
 10.21+  Security Agreement by and between Rogers-American Company of Florida,
         Inc. and Rogers-American Company, Inc.
 10.22+  Stock Pledge Agreement by and between Rogers-American Company, Inc.
         and Dopson-Hicks of Tampa, Inc., Dopson-Hicks of Jacksonville, Inc.,
         Dopson-Hicks of Miami, Inc. and L.C. Hicks, Jr.
 10.23+  Indenture of Mortgage, Deed of Trust, Security Agreement, Fixture
         Filing, Financing Statement and Assignment of Rents and Leases, dated as of February 13, 1998, between Merkert Enterprises, Inc. and
         Corporate Real Estate Capital, LLC.
 10.24+  Loan Agreement by and between Corporate Real Estate Capital, LLC and
         Merkert Enterprises, Inc.
 10.25+  Promissory Note of Merkert Enterprises, Inc. issued to Corporate Real
         Estate Capital, LLC.
 10.26+  Form of Incentive Stock Option Agreement under the Merkert American
         Corporation 1998 Stock Option and Incentive Plan.

 10.27+ Amendment No. 1, dated November 16, 1998, to Stock Purchase Agreement among the
        Registrant, Rogers-American Company, Inc. and the stockholders of Rogers-American
        Company, Inc.
 10.28+ Amendment No. 1, dated November 18, 1998 to Stock Purchase Agreement among the
        Registrant, Merkert Enterprises, Inc. and the stockholders of Merkert Enterprises,
        Inc.
 10.29  Form of Credit Agreement among the Registrant, as borrower, First Union National
        Bank and other financial institutions, as lenders and First Union National Bank, as agent for the lenders.
 10.30  Form of Security Agreement among the Registrant, Merkert Enterprises, Inc., Rogers-
        American Company, Inc. and one or more other parties.
 10.31  Form of Pledge Agreement among the Registrant, Merkert Enterprises, Inc. and Rogers-
        American Company Inc.
 10.32  Form of Guaranty Agreement between Merkert Enterprises, Inc. and Rogers-American
        Company, Inc.
 10.33  Balance Purchase Money Promissory Note of Rogers-American Company, Inc. issued to
        Rexham Industries Corp.
 10.34  Amendment to Balance Purchase Money Promissory Note of Rogers-American Company, Inc.
        issued to Rexham Industries Corp.
 10.35  Deed of Trust and Security Agreement, dated November 2, 1992, by and among Rogers-
        American Company, Inc., as mortgagor, B.D. Farmer, III and J. Christopher Oates, as trustees and Rexham Industries Corp., as beneficiary.
 21.1+  Subsidiaries of the Registrant.
 23.1   Consent of Counsel (included in Exhibit 5.1 hereto).
 23.2   Consent of Arthur Andersen LLP.
 23.3   Consent of Hege Kramer Connell Murphy & Goldkamp, P.C.
 27.1+  Financial Data Schedule.
 99.1+  Consent of Edward P. Grace, III to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.2+  Consent of James A. Schlindwein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.3+  Consent of Gerald R. Leonard to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.4+  Consent of Douglas H. Holstein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.

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+ Previously filed